
US. FOODS
PRONTO
DAILY DELIVERIES
South Florida
Kidron

US. FOODS® 2022 ANNUAL REPORT

US FOODS® ANNUAL REPORT 2022

Dear Shareholders:

On behalf of our Board of Directors and our associates, thank you for your investment in US Foods®.

As US Foods' new Chief Executive Officer, I am honored to lead one of America's top food distribution companies, serving approximately 250,000 restaurants and foodservice operators across the country. I am also incredibly proud of our 29,000 associates who, in 2022, delivered our strongest financial performance in recent history by executing against our long-range plan that we announced early last year.

FISCAL YEAR 2022 HIGHLIGHTS

- Net income available to common shareholders was $228 million

- Adjusted EBITDA increased 23.9% to $1.31 billion[1]

- Diluted EPS was $1.01 and Adjusted Diluted EPS was $2.14[1], an increase of 38.1%

- Net sales increased 15.5% to $34.1 billion

- Total case volume increased 1.7% and independent restaurant case volume increased 4.3%

- Gross profit increased 18.0% to $5.5 billion

- Net debt reduced by $220 million[1]

- Introduced $500 million share repurchase program

We produced these strong results by making significant progress against each of the three pillars of our long-range plan.

GREW PROFITABLE MARKET SHARE

First, we took systematic steps to grow profitable market share, outgrowing the market by approximately 150 basis points, excluding targeted exits. We drove even stronger share gains in independent restaurants.

We continued to provide on-trend, versatile, labor-saving and sustainably-sourced private label brand products through our innovative Scoop™ lineup, which proudly includes products from our Hungry for Better program. In fact, last year was our most successful Scoop in the program's 11-year history.

From the introduction of our industry-leading technology platform, MOXē, to expanding our Pronto™ service to nearly 30 markets, to opening six new CHEF'STORE® locations in 2022, we made tremendous strides in positioning US Foods as a partner of choice for our customers through innovative technology and our omnichannel offering. Furthermore, as our customers navigated inflation, our Restaurant Operations Consultants provided tools to help operators adjust their menu offerings and pricing, and identified private label brand options to save time and labor.

FURTHER OPTIMIZED GROSS MARGINS

Second, we increased gross margins through several strategic initiatives, including pricing optimization, while effectively managing supply challenges and inflation and deflation. We improved our fill rates despite a challenging supply environment and strengthened vendor service levels by collaborating with vendors who truly want to win with us. Our Cost of Goods management program performed well, with approximately 40% of our total vendor spend addressed last year. Additionally, we made significant progress on inbound logistics, yielding improved financial results and better collaboration with our partners.

IMPROVED OPERATIONAL EFFICIENCIES

Third, we continued to improve our operational efficiencies despite a challenging macro labor environment. Our enhanced routing efforts drove miles out of our network – which also reduces our carbon footprint, contributing to our recent science-based climate goal to reduce greenhouse gas emissions by 32.5% by 2032 from a 2019 base year. To simplify how we operate, we tackled unproductive inventory, resulting in a 5% SKU reduction over prior year.

[1]Each of these measures are non-GAAP financial measures. See Annex A for a reconciliation of non-GAAP measures to the corresponding GAAP results.

Additionally, we completed our warehouse selection technology deployment program, which enables an enhanced associate experience, improved selection accuracy and, ultimately, a better customer experience. We addressed turnover challenges faced by many companies in 2022 with a laser focus on improving retention by simplifying our core processes, strengthening leadership engagement and piloting more flexible shift schedules – all of which began to pay dividends in the second half of the year. And we continued to transform our Supply Chain, which is a key lever in improving our operational performance.

None of this progress would have been possible without our dedicated associates who focus on serving our customers and bring our Cultural Beliefs to life day in and day out, which drives our performance and makes US Foods a great place to work.

LOOKING AHEAD

Building on our momentum in 2022, we are well-positioned for future profitable growth. I am excited to lead this next chapter for US Foods, and I am optimistic about our future and our ability to continue to deliver value to our shareholders, customers, associates and communities.

Thank you again for your trust and investment in our company.



Dave Flitman
Chief Executive Officer



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2022

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
Commission File No.001-37786



US FOODS HOLDING CORP.
(Exact name of registrant as specified in its charter)

Delaware	**26-0347906**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**

9399 W. Higgins Road, Suite 100
Rosemont, IL 60018
(847) 720-8000
(Address, including Zip Code, and telephone number, including area code, of registrant's principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	**USFD**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

As of July 1, 2022, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the registrant's common stock held by non-affiliates was approximately $7.0 billion (based on the reported closing sale price of the registrant's common stock on such date on the New York Stock Exchange). 224,320,466 shares of the registrant's common stock were outstanding as of February 10, 2023.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A under the Securities Exchange Act of 1934, relating to the registrant's Annual Meeting of Stockholders to be held on May 18, 2023, are incorporated herein by reference for purposes of Items 10, 11, 12, 13 and 14 of Part III of this Annual Report on Form 10-K. The definitive proxy statement will be filed with the Securities and Exchange Commission not later than 120 days after the registrant's fiscal year ended December 31, 2022.



US Foods Holding Corp.
Annual Report on Form 10-K
TABLE OF CONTENTS

Basis of Presentation

We operate on a 52 or 53-week fiscal year, with all periods ending on a Saturday. When a 53-week fiscal year occurs, we report the additional week in the fiscal fourth quarter. The fiscal years ended December 31, 2022, January 1, 2022, and January 2, 2021 are also referred to herein as fiscal years 2022, 2021, and 2020, respectively. Our fiscal years 2022 and 2021 were 52-week fiscal years. Our fiscal year 2020 was a 53-week fiscal year.

Forward-Looking Statements

Statements in this Annual Report on Form 10-K ("Annual Report") which are not historical in nature are "forward-looking statements" within the meaning of the federal securities laws. These statements often include words such as "believe," "expect," "project," "anticipate," "intend," "plan," "outlook," "estimate," "target," "seek," "will," "may," "would," "should," "could," "forecast," "mission," "strive," "more," "goal," or similar expressions (although not all forward-looking statements may contain such words) and are based upon various assumptions and our experience in the industry, as well as historical trends, current conditions, and expected future developments. However, you should understand that these statements are not guarantees of performance or results, and there are a number of risks, uncertainties and other important factors that could cause our actual results to differ materially from those expressed in the forward-looking statements, including, among others, the risks, uncertainties, and other factors set forth in Item 1A of Part I, "Risk Factors," and Item 7 of Part II, "Management's Discussion and Analysis of Financial Condition and Results of Operations," of this Annual Report.

In light of these risks, uncertainties and other important factors, the forward-looking statements in this Annual Report might not prove to be accurate, and you should not place undue reliance on them. All forward-looking statements attributable to us, or others acting on our behalf, are expressly qualified in their entirety by the cautionary statements above and contained elsewhere in this Annual Report. All of these statements speak only as of the date made, and we undertake no obligation to publicly update or revise any forward-looking statements, whether because of new information, future events or otherwise, except as required by law.

Comparisons of results between current and prior periods are not intended to express any future trends, or indications of future performance, unless expressed as such, and should be viewed only as historical data.

Item 1.   Business

US Foods Holding Corp. and its consolidated subsidiaries are referred to in this Annual Report as "we," "our," "us," the "Company," or "US Foods." US Foods Holding Corp. conducts all of its operations through its wholly owned subsidiary US Foods, Inc. ("USF") and its subsidiaries.

Our Company

We are among America's great food companies and leading foodservice distributors. Built through organic growth and acquisitions, we trace our roots back over 150 years to a number of heritage companies with rich legacies in food innovation and customer service.

We strive to inspire and empower chefs and foodservice operators to bring great food experiences to consumers. This mission is supported by our strategy of *GREAT FOOD. MADE EASY.™*, which is centered on providing customers with the innovative products, business support and technology solutions they need to operate their businesses profitably. We operate as one business with standardized business processes, shared systems infrastructure, and an organizational model that optimizes national scale with local execution, allowing us to manage our business as a single operating segment. We have centralized activities where scale matters and our local field structure focuses on customer facing activities.

We supply approximately 250,000 customer locations nationwide. These customer locations include independent restaurants, chain restaurants, healthcare, hospitality, education and other customers. We provide more than 400,000 fresh, frozen, and dry food stock-keeping units, or SKUs, as well as non-food items, sourced from approximately 6,000 suppliers. Approximately 4,000 sales associates manage customer relationships at local, regional, and national levels. Our sales associates are supported by sophisticated marketing and category management capabilities, as well as a sales support team that includes world-class chefs and restaurant operations consultants, new business development managers and others that help us provide more comprehensive service to our customers. Our extensive network of 70 distribution facilities and fleet of approximately 6,500 trucks, along with 86 cash and carry locations, allow us to operate efficiently and provide high levels of customer service. This operating model allows us to leverage our nationwide scale and footprint while executing locally.

Our Industry

The U.S. foodservice distribution industry has a large number of companies competing in the space, including local, regional, and national foodservice distributors. Foodservice distributors typically fall into three categories, representing differences in customer focus, product offering, and supply chain:

- Broadline distributors which offer a "broad line" of products and services;

- System distributors which carry products specified for large chains; and

- Specialized distributors which primarily focus on specific product categories (e.g., meat or produce) or customer types.

Given our mix of products and services, we are considered a broadline distributor. A number of adjacent competitors also serve the U.S. foodservice distribution industry, including cash-and-carry retailers, commercial wholesale outlets, commercial website outlets, and grocery stores. Customer buying decisions are based on the assortment of product offered, quality, price, and service levels.

The U.S. foodservice distribution industry serves different customer types of varying sizes, growth profiles, and product and service requirements, including independent restaurants, regional and national restaurant chains, healthcare customers (such as hospital systems, nursing homes and long-term care facilities), hospitality customers (ranging from large hotel chains to local banquet halls, country clubs, casinos and entertainment complexes), colleges and universities, K-12 schools, and retail locations. Our target customer types—independent restaurants, healthcare and hospitality—value foodservice distributors with a broad product offering and value-added services that help them be efficient and effective in running their operations. As described in more detail below, our *GREAT FOOD. MADE EASY.™* strategy resonates with these types of customers, and for this reason, we believe our growth prospects with these customers are greater than with other customer types.

In fiscal year 2022, no single customer represented more than 3% of our total customer sales. Sales to our top 50 customers/GPOs represented approximately 43% of our net sales in fiscal year 2022.

We have entered into contractual relationships with certain group purchasing organizations ("GPOs") that negotiate pricing, delivery and other terms on behalf of their members. In fiscal year 2022, GPO members accounted for approximately 21% of our net sales. GPO members are primarily comprised of customers in the healthcare, hospitality, education, and government/military industries.

There are several important dynamics affecting the industry, including:

- *Evolving consumer tastes and preferences.* Consumers demand healthy and authentic food choices with fewer artificial ingredients, and they value locally-harvested and sustainably-manufactured food and packaging products. In addition, many ethnic food offerings are becoming more mainstream as consumers show a greater willingness to try new flavors and cuisines. Changes in consumer preferences create opportunities for new and innovative products and for unique food-away-from-home destinations. This, in turn, is expected to create growth, expand margins, and produce better customer retention opportunities for those distributors with the flexibility to balance national scale and local preferences. We believe foodservice distributors will need broader product assortments, extended supplier networks, effective supply chain management capabilities, and strong food safety and quality programs to meet these needs.

- *Generational shifts with Millennials and Baby Boomers.* Given their purchasing power and diverse taste profiles, Millennials, Generation Z and Baby Boomers will continue to significantly influence food consumption and the food away from home market. According to recent U.S. Census Bureau statistics, there were 89 million individuals born between 1982 and 2002 in the U.S., making Millennials and Generation Z the largest demographic cohorts. When it comes to food, Millennials and Generation Z are open-minded and curious, and willing to seek out new flavors, dining experiences and diverse menu offerings, while also demanding customization, convenience and sustainable products. Independent restaurants are well positioned to capitalize on these preferences. As Millennials' and Generation Z's disposable income increases, we believe this demographic will be key to driving growth in the broader U.S. food industry. We also expect that Baby Boomers will continue to shape the industry as they remain in the workplace longer, which is expected to prolong their contribution to food-away-from-home expenditures.

- *Growing importance of technology.* We see significant continued growth being driven by the increased utilization of, and reliance on technology by foodservice distributors, customers and diners. E-commerce solutions streamline the purchasing process and increase customer retention. They also deepen the relationship between foodservice distributors and customers, creating personalized insights and services that can make both more efficient. We believe foodservice distributors that have deeper, technology-enabled relationships with customers are better able to accelerate their customers' adoption of new products and increase customer loyalty, giving them a competitive edge. Technology is also growing in importance and helping to level the playing field for independent restaurants. Mobile food delivery and social media apps make independent restaurants more competitive with larger restaurant chains, and help this customer type attract more diners at a relatively low cost. We believe these technology trends will continue to accelerate as Millennials and Generation Z place a greater reliance on technology and become key influencers and decision-makers within the food industry, including at the customer level. Consequently, we believe foodservice distributors which are focused on strengthening their technology, data analytics, and related capabilities will be well-positioned to capitalize on these trends.

We believe that we have the scale, foresight and agility required to proactively address these trends and, in turn, benefit from higher sales growth, greater customer retention, increased private label penetration, and improved profitability.

Our Business Strategy

Our *GREAT FOOD. MADE EASY.*™ strategy is built on a differentiation focus in product assortment, customer experience and innovation. Through this strategy, we also serve our customers as consultants and business partners, bringing our customers personalized solutions and tailoring a suite of innovative products and services to fit each customer's needs.

The *GREAT FOOD* portion of our strategy is anchored by leading quality and innovation in produce and center-of-the-plate and other innovative products such as those featured in Scoop™, a program that introduces innovative and on-trend products multiple times a year, helping our customers keep their menus fresh and delivering back-of-house convenience to reduce their labor and food costs. A growing part of our Scoop portfolio is our Serve Good® program. The Serve Good program features more than 500 products that are sustainably-sourced or contribute to waste reduction. Our private brand portfolio is guided by a spirit of innovation and a commitment to delivering superior quality products and value to customers. While we offer products under a spectrum of private brands, and at different price points, all are designed to deliver quality, performance and value to our customers.

MADE EASY is aimed at providing operators reliability and flexibility in our service model supported by tools and resources to support them in running their businesses. This means on-time and complete orders and customer choice via the omni-channel offering we have to serve our customers. These offerings are supported with technology and expertise that make it easier to transact with us and run their businesses. Our mobile technology platform provides customers with a personalized e-commerce ordering experience and easy-to-use business analytics tools. Our portfolio of value-added services helps customers address key pain points like food waste, back-of-house operations and diner traffic. By delivering our products and services through a differentiated team-based selling approach, we provide customers access to a diverse team of experts including chefs, center-of-the-plate and produce specialists and restaurant operations consultants. Approximately 80% of our customers utilize our e-commerce solutions. Customers utilizing these solutions tend to purchase more products and have stronger commercial relationships with us.

As noted above, our strategy of making it easier for our customers includes servicing our customers through multiple channels. We have 86 cash and carry locations to provide more customers with a retail option in between deliveries and to cost effectively serve more price-conscious and smaller customers. The cash and carry offering was significantly enhanced by our acquisition in 2020 of Smart Foodservice (as described below). In addition, US Foods Direct™ more than doubles our product assortment and provides customers with access to thousands of specialty products which ship directly to them from the supplier. More recently, we expanded our US Foods Pronto™ service in select markets to let restaurant operators receive smaller orders more frequently. All of these channels provide our customers options to shop their way.

We believe our *GREAT FOOD. MADE EASY.™* strategy enables us to reach more customers and create deeper relationships with existing ones, particularly within our target customer types—independent restaurants, healthcare, and hospitality—and drive increased penetration of our private brand products. Further, we believe this strategy positions us to make the most of the continued growth in food-away-from-home consumption and consumer preferences for innovative, on-trend flavors. As an enabler of this strategy, we have invested in embedding continuous improvement in our operations to increase service consistency and efficiency and to engage employees in improving our day-to-day processes.

Acquisitions have also historically played an important role in supporting the execution of our growth strategy. On April 24, 2020, USF completed the acquisition of Smart Stores Holding Corp., a Delaware corporation ("Smart Foodservice"), from funds managed by affiliates of Apollo Global Management, Inc. for $972 million. Smart Foodservice is a company that operated 70 small-format cash and carry stores across California, Idaho, Montana, Nevada, Oregon, Utah and Washington, serving small and mid-sized restaurants and other food business customers with a broad assortment of products.

Integrating Smart Foodservice and realizing synergies from acquisitions are key priorities for the Company. Following the completion of the Smart Foodservice acquisition, we have prioritized deleveraging our balance sheet, however we may selectively pursue acquisition opportunities in the future if they are aligned with and enhance our strategic priorities.

Products and Brands

We have a broad assortment of products and brands designed to meet customers' needs. In many categories, we offer products under a spectrum of private brands based on price and quality, covering a range of values and qualities.

The table below presents the sales mix for our principal product categories for fiscal years 2022, 2021 and 2020.

	Fiscal Years		
	2022	**2021**	**2020**
	(in millions)		
Meats and seafood	$ 12,375	$ 11,245	$ 8,131
Dry grocery products	5,758	4,979	3,931
Refrigerated and frozen grocery products	5,253	4,453	3,583
Dairy	3,564	2,801	2,394
Equipment, disposables and supplies	3,536	3,090	2,455
Produce	1,840	1,454	1,205
Beverage products	1,731	1,465	1,186
Total Net sales	$ 34,057	$ 29,487	$ 22,885

We have registered the trademarks US Foods®, Food Fanatics®, and CHEF'STORE® as part of our overall brand strategy and our retail outlets. We have also registered or applied for trademark protection in the U.S. for our private brands. These trademarks and our private brands are widely recognized within the U.S. foodservice industry. Our U.S. trademarks are effective as long as they are in use and their registrations are properly maintained. We do not have any patents or licenses that are material to our business.

Suppliers

We purchase from approximately 6,000 individual suppliers, none of which accounted for more than 5% of our aggregate purchases in fiscal year 2022. Our suppliers generally are large corporations selling national brand name and private brand products. Additionally, regional and local suppliers support targeted geographic initiatives and private label programs requiring regional and local distribution.

Seasonality

Our business does not fluctuate significantly from quarter to quarter and, as a result, is not considered seasonal.

Government Regulation

As a manufacturer, processor, marketer, distributor and seller of food and non-food products, we are subject to various laws and regulations. A summary of some of these laws and regulations is provided below.

Product Distribution

We are subject to various laws and regulations relating to the manufacturing, processing, handling, storage, transportation, sale, advertising and labeling of food products, including the applicable provisions of the Federal Food, Drug and Cosmetic Act, Bioterrorism Act, Food Safety Modernization Act, Federal Meat Inspection Act, Poultry Products Inspection Act, Perishable Agricultural Commodities Act, Country of Origin Labeling Act, regulations issued by the U.S. Food and Drug Administration ("FDA") and the U.S. Department of Agriculture ("USDA"), and other federal, state and local laws and regulations relating to our operations and products that could restrict the sale of certain products or result in enforcement actions by federal, state and local government agencies under applicable standards.

Our distribution facilities must be registered with the FDA and are subject to periodic government agency inspections by federal and/or state authorities. We have a number of processing facilities for certain meat, poultry, seafood and produce products. These units are registered and inspected by the USDA (with respect to meat and poultry) and the FDA (with respect to produce and seafood) as applicable. Our CHEF'STORE locations are registered with and inspected by various state and local authorities.

We also distribute and sell a variety of non-food products, such as food containers, kitchen equipment and cleaning materials, and are subject to various laws and regulations relating to the storage, transportation, distribution, sale, advertising and labeling of those non-food products, including requirements to provide information about the hazards of certain chemicals present in some of the products we distribute and regulations restricting the sale of products made with certain materials or chemicals.

Our customers include several departments of the U.S. federal government, as well as certain state and local governmental entities. These customer relationships subject us to additional regulations that are applicable to government contractors. For example, as a U.S. federal government contractor, we are subject to audit by the Office of Federal Contract Compliance Programs.

Employment

The U.S. Department of Labor and its agencies, the Employee Benefits Security Administration, the Occupational Safety and Health Administration ("OSHA"), and the Office of Federal Contract Compliance Programs, regulate our employment practices and standards for workers. We are also subject to laws that prohibit discrimination in employment based on non-merit categories, including Title VII of the Civil Rights Act and the Americans with Disabilities Act, and other laws relating to accessibility. Our workers' compensation self-insurance is subject to regulation by the jurisdictions in which we operate.

Our facilities are subject to inspections under the Occupational Safety and Health Act related to our compliance with certain manufacturing, health and safety standards to protect our employees from accidents. We are also subject to the National Labor Relations Act, which governs the process for collective bargaining between employers and employees and protects the rights of both employers and employees in the workplace.

Trade

For the purchase of products produced, harvested or manufactured outside of the U.S., and for the shipment of products to customers located outside of the U.S., we are subject to applicable customs laws regarding the import and export of various products.

Ground Transportation

The U.S. Department of Transportation and its agencies, the Surface Transportation Board, the Federal Highway Administration, the Federal Motor Carrier Safety Administration, and the National Highway Traffic Safety Administration, regulate our fleet operations through the regulation of operations, safety, insurance and hazardous materials. We must comply with the regulations promulgated by the Federal Motor Carrier Safety Administration, including those relating to drug and alcohol testing and hours of service for our drivers. Matters such as weight and dimension of equipment also fall under U.S. federal and state regulations.

Environmental

Our operations are subject to a broad range of U.S. federal, state, and local environmental laws and regulations, as well as zoning and building regulations. Environmental laws and regulations cover a variety of procedures, including appropriately managing wastewater and stormwater; complying with clean air laws, including those governing vehicle emissions; properly handling and disposing of solid and hazardous wastes; protecting against and appropriately investigating and remediating spills and releases; and monitoring and maintaining underground and aboveground storage tanks for diesel fuel and other petroleum products.

Anticorruption

Because we are organized under the laws of the State of Delaware and our principal place of business is in the U.S., we are considered a "domestic concern" under the Foreign Corrupt Practices Act and are covered by its anti-bribery provisions.

Human Capital Management

Employees

As of December 31, 2022, we employed a total of approximately 29,000 associates. Of these:

- substantially all were employed in the United States and on a full-time basis;
- approximately 70% of our associates were non-exempt, or paid on an hourly basis;
- approximately 6,100 of our associates were members of local unions associated with the International Brotherhood of Teamsters and other labor organizations; and
- approximately 86% of our associates were working in "field" based roles within our broadline distribution, retail operations and broadline support business production facilities, with the remaining 14% working in shared service or corporate roles.

Collective Bargaining Agreements

As of December 31, 2022, we were party to 57 collective bargaining agreements ("CBAs") covering 6,100, or 21%, of our associates working at 31 (or 44%) of our distribution facilities, 4 of our broadline support business production facilities and 23 of our cash and carry locations. During fiscal year 2022, 12 CBAs covering approximately 1,100 union associates were renegotiated. During fiscal year 2023, 14 CBAs covering approximately 1,200 union associates will be subject to renegotiation. While we have experienced work stoppages from time to time in the past, we generally believe we have good relations with both our union and non-union associates, and we strive to be a well-regarded employer in the communities in which we operate.

Compensation and Benefits

We strive to make a positive difference in the lives of our associates. We are committed to compensation and benefits that respect and reward our associates for their dedication and hard work. All of our exempt associates participate in our incentive plans, which provide eligible associates with cash bonus opportunities based upon the Company's achievement of financial and other key performance metrics. Under our long-term incentive plan, we grant equity compensation awards, such as stock options, restricted stock units and performance awards, which vest over a period of time, to eligible associates in order to attract and retain key personnel, strengthen their commitment to the welfare of the Company and align their interests with those of our stockholders. Additionally, our comprehensive health and welfare benefits program provides our associates with a variety of medical and dental plans, plus voluntary benefits like vision or critical illness protection. We also offer innovative, no-cost wellness programs, paid time off programs including a paid parental leave policy, an employee assistance program, an employee stock purchase plan, a 401(k) savings plan, and a tuition reimbursement program.

Recruiting, Training and Development

Our ability to attract, develop and retain high-performing associates is crucial to our success, from building trusting relationships with our customers to timely and accurately preparing and delivering orders. We have a program to train interested warehouse associates to become commercial driver's license ("CDL") Class A delivery drivers. Additionally, through training, mentoring, e-learning and on-the-job development, we help associates at all levels learn and grow, while building a pipeline of diverse talent. Our signature leadership development programs include Gateway to Leadership, Aspire to Grow and Aspire to Lead, which are focused on developing a diverse cohort of leaders in our Company. Our Leadership Foundations program provides training to sales managers, and supervisors and managers in our supply chain organization, and is designed to strengthen leadership capabilities and provide networking opportunities with other leaders across our organization. In addition, we provide training and development programs that enable new associates to be safe and productive including: Sales Readiness, which gives new selling associates tools, resources and peer networking opportunities to help them succeed, and Selector Onboarding, which trains our warehouse selectors on safety, accuracy and performance standards.

Diversity and Inclusion

As a company, we are committed to building a diverse and inclusive workforce and hiring the best talent that reflects the customers and communities we serve. We believe our success relies upon a diverse and dynamic workplace built upon our Cultural Beliefs, which define how we live and create an equitable environment where all our associates can grow and thrive. Our diversity and inclusion strategy consists of three strategic focuses:

- Creating a more inclusive work environment where everyone feels safe and valued and their voices matter;

- Increasing the diversity of our workforce and leaders by investing in programs to build a diverse talent pipeline and accelerate the development of diverse associates; and

- Supporting diverse communities and businesses by enhancing our outreach and sharing who we are and what we stand for.

We continue to cultivate a culture of inclusion through training programs for our leaders and associates and by sponsoring nine Employee Resource Groups ("ERGs"): ADAPT - Ability and Disability Allies Partnering Together; BRIDGE - Black Resource for Inclusion, Diversity, Growth and Empowerment; Collective Asian Network; HOLA - Hispanic Organization for Leadership and Advancement; LINK-UP – Linking Information, Networks and Knowledge; Multigenerational Empowerment Resource Group for Employees; Pride Alliance; Those Who Serve - Military ERG; and WIN - Women in Network. These associate-led groups strengthen networking among colleagues and further personal and professional development. Ongoing listening sessions between the ERGs and our executive leadership team allow for open dialogue and the identification of new opportunities to bolster our diversity and inclusion strategy and strengthen associate engagement.

Health and Safety

We are committed to continuously driving an enhanced safety culture built on education, awareness and associate engagement. Our Get Home Safe campaign, directed at drivers and operations personnel, outlines actions aimed at reducing risks and improving safety routines. In our facilities, our safety performance teams receive annual training and are focused on improving safety engagement and performance throughout our operations. Our Driver Safety Program has been implemented across all markets to train our drivers on transportation safety. We utilize technology to improve driver safety from distracted driver alerts to collision mitigation technology.

Information about our Executive Officers

The section below provides information regarding our executive officers as of February 16, 2023:

Name	Age	Position
David E. Flitman	58	Chief Executive Officer
Andrew E. Iacobucci	56	Executive Vice President, Chief Transition Officer
Dirk J. Locascio	50	Executive Vice President, Chief Financial Officer
Steven M. Guberman	58	Executive Vice President, Nationally Managed Business
William S. Hancock	43	Executive Vice President, Chief Supply Chain Officer
Jay A. Kvasnicka	55	Executive Vice President, Field Operations
David A. Rickard	52	Executive Vice President, Strategy and Revenue Management
John A. Tonnison	54	Executive Vice President, Chief Information and Digital Officer
David Works	55	Executive Vice President, Chief Human Resources Officer

Mr. Flitman has served as the Chief Executive Officer since January 2023. Mr. Flitman previously served as Chief Executive Officer and a member of the board of directors of Builders FirstSource, Inc., serving in this role since April 2021. Prior to that, Mr. Flitman served as President and Chief Executive Officer and a member of the board of directors of BMC Stock Holdings, Inc. from August 2018 until its merger with Builders FirstSource. In addition, Mr. Flitman previously served as Executive Vice President of Performance Food Group Company and was President and Chief Executive Officer of its Performance Foodservice division from January 2015 to September 2018. From January 2014 to December 2014, Mr. Flitman served as Chief Operating Officer and President USA & Mexico of Univar Solutions Inc. Mr. Flitman joined Univar in December 2012 as President USA with additional responsibility for Univar's Global Supply Chain & Export Services teams. From November 2011 to September 2012, he served as Executive Vice President and President of Water and Process Services at Ecolab Inc. and prior to that, from August 2008 to November 2011, Mr. Flitman served as Senior Executive Vice President of Nalco Holding Company until it was acquired by Ecolab in 2011. He also served as President of Allegheny Power System from February 2005 to July 2008. Before holding these executive positions, Mr. Flitman spent nearly twenty years in operational, commercial, and global business leadership positions at DuPont de Nemours, Inc. Since July 2017, Mr. Flitman has also served as a member of the board of directors of Veritiv Corporation, where he serves as the Chair of the Compensation and Leadership Development Committee.

Mr. Iacobucci has served as Executive Vice President, Chief Transition Officer since January 2023. Mr. Iacobucci served as the Interim Chief Executive Officer from May 2022 to January 2023, Chief Commercial Officer from February 2021 through May 2022 and Chief Merchandising Officer from January 2017 to February 2021. Prior to joining US Foods, Mr. Iacobucci served as Executive Vice President, Merchandising of Ahold USA, Inc., a food retailer, from April 2016 to January 2017. Prior to joining Ahold, he served from February 2012 to November 2015 in several senior roles at Loblaw Companies Limited, a Canadian grocery retailer and wholesale food distributor, including President, Discount Division.

Mr. Locascio has served as Executive Vice President, Chief Financial Officer since February 2017. Mr. Locascio served the Company as Senior Vice President, Financial Accounting and Analysis from November 2016 to February 2017, Senior Vice President, Operations Finance and Financial Planning from May 2015 to November 2016, and Senior Vice President, Financial Planning and Analysis from May 2013 to May 2015. Mr. Locascio joined US Foods in June 2009 as Senior Vice President, Corporate Controller. Prior to joining US Foods, Mr. Locascio held senior finance roles with United Airlines, a global airline, and Arthur Andersen LLP, a public accounting firm.

Mr. Guberman has served as Executive Vice President, Nationally Managed Business since August 2016. Mr. Guberman served the Company as Chief Merchandising Officer from July 2015 to January 2017, Senior Vice President, Merchandising and Marketing Operations from January 2012 to July 2015 and Division President from August 2004 to December 2011. Mr. Guberman joined US Foods in 1991, originally as part of Kraft/Alliant Foodservice.

Mr. Hancock has served as Executive Vice President, Chief Supply Chain Officer since November 2020. Prior to joining US Foods, Mr. Hancock served as Senior Vice President of Supply Chain Operations of American Tire Distributors from November 2017 to October 2020, where he was responsible for the oversight of 115 distribution facilities across America and a fleet of vehicles accountable for last-mile delivery to customers. Prior to joining American Tire Distributors, he served as Vice President of Global Supply Chain Operations for Target, where he spent 14 years, from 2003 to 2017, in various supply chain roles with the company.

Mr. Kvasnicka has served as Executive Vice President, Field Operations since February 2021. He served the Company as Interim Chief Supply Chain Officer from October 2019 through March 2021, Executive Vice President, Locally Managed Business and Field Operations from September 2016 to February 2021, Executive Vice President, Locally Managed Sales from August 2015 to September 2016, Region President from April 2013 to July 2015 and Division President from October 2011 to March 2013. Mr. Kvasnicka served the Company as Vice President of Sales for the Stock Yards division, President of the Stock Yards division and in various other roles between 2005 and 2011. He was Vice President of Sales for the Minneapolis Division from 2003 to 2005. Mr. Kvasnicka joined US Foods in 1995, originally as part of Alliant Foodservice.

Mr. Rickard has served as Executive Vice President, Strategy and Revenue Management, since November 2015. Prior to joining US Foods, Mr. Rickard served from March 2014 to November 2015 as Vice President of Uline Corporation, a distributor of shipping, industrial, and packing materials, and was responsible for identifying, leading and implementing improvement initiatives across all aspects of the organization. From September 1997 to March 2014, Mr. Rickard was Partner and Managing Director at the Boston Consulting Group, a consulting firm. Mr. Rickard began his career with Charles River Associates, an economic consulting firm.

Mr. Tonnison has served as Executive Vice President, Chief Information and Digital Officer since July 2021. Prior to joining US Foods, Mr. Tonnison served as Executive Vice President and Chief Information Officer at Tech Data Corporation, a Fortune 100 global distributor of business and consumer technologies, where he was responsible for the company's global innovation strategy, information digital capabilities and operations. Before his nearly 20-year tenure with Tech Data, Mr. Tonnison held executive management positions with Computer 2000, Technology Solutions Network and Mancos Computers.

Mr. Works has served as Executive Vice President, Chief Human Resources Officer since February 2018. Prior to joining US Foods, Mr. Works served as Chief Human Resources Officer of Hackensack Meridian Health, an integrated health care network, beginning in July 2017. Prior to joining Hackensack, he served as President - Enterprise of Windstream Holdings, Inc., a voice and data communications provider, from December 2014 to August 2016, Executive Vice President and Chief Human Resources Officer of Windstream from February 2012 to December 2014, and Senior Vice President and President, Talent and Human Capital Services of Sears Holdings Corporation, a retailer, from September 2009 to January 2012.

Website and Availability of Information

Our corporate website is located at www.usfoods.com. We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). Our filings with the SEC are available to the public on the SEC's website at www.sec.gov. Those filings are also made available for free as soon as reasonably practicable after we file or furnish them to the SEC on our corporate website via the "Investors" section at ir.usfoods.com/investors. The information contained on or accessible through our corporate website or any other website that we may maintain is not incorporated by reference into and is not part of this Annual Report.

Item 1A.   Risk Factors

We are subject to many risks and uncertainties. Some of these risks and uncertainties, including those described below, may cause our business, financial condition and results of operations to vary, and they may materially or adversely affect our financial performance. The risks and uncertainties described below are not the only ones we face. Other risks and uncertainties, which are not currently known to us or which we currently believe are immaterial, may also materially or adversely affect our business, financial condition and results of operations.

Risks Relating to Our Business and Industry

An economic downturn, public health crisis, and/or other factors affecting consumer spending and confidence, may reduce the amount of food prepared away from home, which may adversely affect our business, financial condition and results of operations.

The U.S. foodservice distribution industry is sensitive to national, regional and local economic conditions. An uneven level of general U.S. economic activity, uncertainty in the financial markets, inflation, and supply chain disruptions could have a negative impact on consumer confidence and discretionary spending. A decline in economic activity or the frequency and amount spent by consumers for food prepared away from home, as well as other macroenvironmental factors that could decrease general consumer confidence (including deteriorating economic conditions, heightened volatility in the financial markets, inflationary pressure, an uncertain political environment and supply chain disruptions, such as those the global economy is currently facing), may negatively impact our business, financial condition and results of operations. The extent of any such effects on our business, financial condition and results of operations depends in part on the magnitude and duration of such conditions, which cannot be predicted at this time.

Our business is a low-margin business, and our profitability is directly affected by cost deflation or inflation, commodity volatility and other factors.

The U.S. foodservice distribution industry is characterized by relatively high inventory turnover with relatively low profit margins. Volatile commodity costs have a direct impact on our industry. We make a significant portion of our sales at prices that are based on the cost of products we sell, plus a margin percentage or markup. As a result, our profit levels may be negatively affected during periods of product cost deflation, even though our gross profit percentage may remain relatively constant. During 2022, we experienced significantly elevated commodity and supply chain costs including the cost of labor, sourced goods, energy, fuel, packaging materials and other inputs necessary for the distribution and production of our products, and elevated levels of inflation may continue in 2023. Prolonged periods of product cost inflation, or periods of rapid inflation, also may negatively impact our business as a result of decreased discretionary consumer spending. Such inflation may also reduce our profit margins and earnings if there is a lag between when costs increase and when we are able to pass it along to customers or if product cost increases cannot be passed on to customers because they resist paying higher prices.

Competition in our industry is intense, and we may not be able to compete successfully.

The U.S. foodservice distribution industry is highly competitive, with national, multi-regional, regional and local distributors and specialty competitors. Regional and local companies may align themselves with other smaller distributors through purchasing cooperatives and marketing groups, with the goal of enhancing their geographic reach, private label offerings, overall purchasing power, cost efficiencies, and ability to meet customer distribution requirements. Such changes may occur particularly during periods of economic uncertainty or significant inflation. These distributors may also rely on local presence as a source of competitive advantage, and they may have a lower cost to serve and other competitive advantages due to geographic proximity. Additionally, adjacent competition, such as other cash-and-carry operations, commercial wholesale outlets, warehouse clubs and grocery stores, continue to serve the commercial foodservice market. We also experience competition from online direct food wholesalers and other retailers. We generally do not have exclusive distribution agreements with our customers, and they may switch to other distributors that offer lower prices or differentiated products or customer service. The cost of switching distributors is very low, as are the barriers to entry into the U.S. foodservice distribution industry. We believe most purchasing decisions in the U.S. foodservice distribution industry are based on the type, quality and price of the product and a distributor's ability to completely and accurately fill orders and provide timely deliveries. Disruptions caused by macroeconomic conditions, inflationary pressure, supply chain disruptions, geopolitical events and labor shortages that impact our ability to completely and accurately fill orders and provide timely deliveries of quality products at competitive prices may have a negative impact on our business, financial condition and results of operations.

We rely on third party suppliers, and our business may be affected by interruption of supplies or increases in product costs.

We obtain most of our foodservice and related products from third party suppliers. We typically do not have long-term contracts with suppliers. Although our purchasing volume can provide an advantage when dealing with suppliers, suppliers may not provide the foodservice products and supplies we need in the quantities and at the time and prices requested. Our suppliers may also be affected by higher costs to source or produce and transport products, as well as by other related expenses that they pass through to their customers, which could result in higher costs for the products they supply to us. We do not control the actual production of most of the products we sell. This means we are also subject to delays caused by interruption in production and increases in product costs based on actions and conditions outside our control. These actions and conditions include changes in supplier pricing practices (including promotional allowances); labor shortages, work slowdowns, work interruptions, strikes or other job actions by employees of suppliers or carriers; government shutdowns; severe weather and climate conditions; crop conditions; product or raw material scarcity; water shortages; outbreak of food-borne illnesses; product recalls; transportation interruptions; unavailability of fuel or increases in fuel costs; competitive demands; impact of climate change; and natural disasters, pandemics, terrorist attacks, international hostilities, civil insurrection or social unrest; or any other catastrophic events. Moreover, commodity prices continue to be volatile and generally increased due to supply chain disruptions and labor and transportation shortages. Our inability to obtain adequate supplies of foodservice and related products because of any of these or other factors could mean that we could not fulfill our obligations to our customers and, as a result, our customers may turn to other distributors. Furthermore, any changes to the pricing practices of our suppliers, including the reduction or elimination of promotional allowances, could result in a material adverse effect on our business, financial condition and results of operations.

Our relationships with our customers and GPOs may be materially diminished, terminated or otherwise changed, which may adversely affect our business, financial condition and results of operations.

Most of our customers buy from us pursuant to individual purchase orders, and we often do not enter into long-term agreements with these customers. Because these customers are not contractually obligated to continue purchasing products from us, we cannot be assured that the volume and/or number of our customers' purchase orders will remain consistent or increase or that we will be able to maintain our existing customer base.

Further, some of our customers purchase their products under arrangements with GPOs. GPOs act as agents on behalf of their members by negotiating pricing, delivery, and other terms with us. Our customers who are members of GPOs purchase products directly from us on the terms negotiated by their GPO. GPOs use the combined purchasing power of their members to negotiate more favorable prices than their members would typically be able to negotiate on their own, and we have experienced some pricing pressure from customers that associate themselves with a GPO. While no single customer represented more than 3% of our total net sales in fiscal year 2022, approximately 21% of our net sales in fiscal year 2022 were made to customers under terms negotiated by GPOs (including approximately 12% of our net sales in fiscal year 2022 that were made to customers that are members of one GPO). If an independent restaurant customer becomes a member of a GPO that has a contract with us, we may be forced to lower our prices to that customer, which would negatively impact our operating margin. In addition, if we are unable to maintain our relationships with GPOs, or if GPOs are able to negotiate more favorable terms for their members with our competitors, we could lose some or all of that business.

Market competition, customer requirements, customer financial condition and customer consolidation through mergers and acquisitions also could adversely affect our ability to continue or expand our relationships with customers and GPOs. There is no guarantee that we will be able to retain or renew existing agreements, maintain relationships with any of our customers or GPOs on acceptable terms or at all or collect amounts owed to us from insolvent customers. Our customer and GPO agreements are generally terminable upon advance written notice (typically ranging from 30 days to 6 months) by either us or the customer or GPO, which provides our customers and GPOs with the opportunity to renegotiate their contracts with us or to award more business to our competitors.

Significant decreases in the number and/or size of our customers' purchase orders, the loss of one or more of our major customers or GPOs or our inability to grow to our current customer base could adversely affect our business, financial condition and results of operations.

We may fail to increase or maintain the highest margin portions of our business, including sales to independent restaurant customers and sales of our private label products.

Our most profitable customers are independent restaurants. We tend to work closely with independent restaurant customers, providing them access to our customer value-added tools, and as a result are able to earn a higher operating margin on sales to them. These customers are also more likely to purchase our private label products, which are our most profitable products. Our ability to continue to gain market share of independent restaurant customers is critical to achieving increased operating profits. Changes in the buying practices of independent restaurant customers, including their ability to require us to sell to them at discounted rates, or decreases in our sales to this type of customer or a decrease in the sales of our private label products in general could have a material negative impact on our profitability. A pandemic or recession could result in a substantial disruption in many of our independent restaurant customers' operations and, in some cases, permanent closures of restaurants. Loss of business as a result of a pandemic or recession and its negative economic impact could change the buying practices of our independent restaurant customers and may also result in additional permanent closures of restaurants, which could have a negative impact on our business, financial condition and results of operations.

We may be unable to achieve some or all of the benefits that we expect from our cost savings initiatives.

We may not be able to realize some or all of our expected cost savings from our various cost savings initiatives. A variety of factors could cause us not to realize expected cost savings, including, among others, delays in the anticipated timing of activities related to our cost savings initiatives, lack of sustainability in cost savings over time, and unexpected costs associated with operating our business. All of these factors could negatively affect our business, financial condition and results of operations.

Fuel costs fluctuate, which may adversely affect our business, financial condition and results of operations.

Fuel costs related to outbound deliveries approximated $195 million during fiscal year 2022. Higher costs of fuel may negatively affect consumer confidence and discretionary spending. This may reduce the frequency and amount spent by consumers for food prepared away from home. In addition, higher costs of fuel may increase the price we pay for products and the costs we incur to deliver products to our customers. We require significant quantities of fuel for our vehicle fleet, and the price and supply of fuel are unpredictable and fluctuate based on events outside our control, including geopolitical developments, supply and demand for oil and gas, regional production patterns, weather conditions and environmental concerns. Although, from time to time, we enter into forward purchase commitments for some of our fuel requirements at prices equal to the then-current market price, these forward purchases may prove ineffective in protecting us from changes in fuel prices or even result in us paying higher than market costs for part of our fuel. In addition, the use of such derivative instruments may expose us to the risk that our counterparties fail to perform their obligations, which could result in financial losses. Furthermore, there is no guarantee that we will be able to pass along increased fuel costs to customers in the future. Each of these factors may, in turn, adversely affect our sales, margins, operating expenses, and operating results.

Changes in consumer eating habits may reduce demand for our products.

Changes in consumer eating habits (such as a decline in consuming food away from home, a decline in portion sizes, or a shift in preferences toward restaurants that are not our customers) could reduce demand for our products. Consumer eating habits could be affected by a number of factors, including changes in attitudes regarding diet and health or new information regarding the health effects of consuming certain foods. There is a growing consumer preference for sustainable, organic and locally grown products. Changes to consumer eating habits also occur due to generational shifts. Millennials, the largest demographic group in the U.S. in terms of spend, generally seek new and different, as well as more ethnic and diverse, menu options and menu innovation. If consumer eating habits change significantly, we may be required to modify or discontinue sales of certain items in our product portfolio, and we may experience higher costs associated with the implementation of those changes. Changing consumer eating habits may reduce the frequency with which consumers purchase meals outside of the home. Additionally, changes in consumer eating habits may result in the enactment or amendment of laws and regulations that impact the sourcing, ingredients and nutritional content of our food products, or laws and regulations requiring us to make additional disclosures regarding the ingredients and nutritional content of our food products. Compliance with these and other laws and regulations may be costly and time-consuming. If we are not able to effectively adapt our product portfolio to trends in eating habits or respond to changes in consumer health perceptions or resulting new laws and regulations, our business, financial condition and results of operations could be adversely affected.

If our competitors implement a lower cost structure and offer lower prices to our customers, we may be unable to adjust our cost structure to compete profitably and retain those customers.

Over the last several decades, the U.S. food retail industry has undergone significant change. Club stores, commercial wholesale outlets, direct food wholesalers and online food retailers have developed lower cost structures, creating increased pressure on the industry's profit margins. As a large-scale U.S. foodservice distributor, we have similar strategies to remain competitive in the marketplace by reducing our cost structure. However, to the extent more of our competitors adopt an everyday low-price strategy, we would potentially be pressured to offer lower prices to our customers. That would require us to achieve additional cost savings to offset these reductions. If we are unable to change our cost structure and pricing practices rapidly enough to successfully compete in that environment, our business, financial condition and results of operations may be adversely affected.

Climate change, or the legal, regulatory or market measures being implemented to address climate change, may have an adverse impact on our business.

The effects of climate change may create financial and operational risks to our business, both directly and indirectly. There is an increased focus around the world by regulatory and legislative bodies at all levels towards policies relating to climate change and the impact of global warming, including the regulation of greenhouse gas (GHG) emissions, energy usage and sustainability efforts. Increased compliance costs and expenses due to the impacts of climate change on our business, as well as additional legal or regulatory requirements regarding climate change or designed to reduce or mitigate the effects of carbon dioxide and other GHG emissions on the environment, may cause disruptions in, or an increase in the costs associated with, the running of our business, particularly with regard to our distribution and supply chain operations. Moreover, compliance with any such legal or regulatory

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requirements may require that we implement changes to our business operations and strategy, which would require us to devote substantial time and attention to these matters and cause us to incur additional costs. The effects of climate change, and legal or regulatory initiatives to address climate change, could have a long-term adverse impact on our business and results of operations.

In addition, from time to time we establish and publicly announce goals and commitments related to corporate social responsibility matters, including those related to reducing our impact on the environment. For example, in 2022, we established goals for the reduction of GHG emissions, which include a target of reducing our absolute Scope 1 and 2 GHG emissions by 32.5% by 2032 from a 2019 base year. Our ability to meet this and other related goals depends in part on significant technological advancements with respect to the development and availability of reliable, affordable and sustainable alternative solutions, including electric and other alternative fuel vehicles as well as alternative energy sources, which may not be developed or be available to us in the timeframe needed to achieve these goals. In addition, we may determine that it is in our best interests to prioritize other business, social, governance or sustainable investments over the achievement of our current goals based on economic, regulatory or social factors, business strategy or other factors. If we do not meet our publicly stated goals, then we may experience a negative reaction from the media, stockholders, activists and other interested stakeholders, and any perception that we have failed to act responsibly regarding climate change, whether or not valid, could result in adverse publicity and negatively affect our business and reputation. While we remain committed to being responsive to climate change and reducing our carbon footprint, there can be no assurance that our goals and strategic plans to achieve those goals will be successful, that the costs related to climate transition will not be higher than expected, that the necessary technological advancements will occur in the timeframe we expect, or at all, or that proposed regulation or deregulation related to climate change will not have a negative competitive impact, any one of which could have a material adverse effect on our business, financial condition and results of operations.

Impairment charges for goodwill, indefinite-lived intangible assets or other long-lived assets could adversely affect the Company's financial condition and results of operations.

We review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. We test goodwill and other indefinite-lived intangible assets for impairment at least annually, or more frequently if events or changes in circumstances indicate an asset may be impaired. Relevant factors, events and circumstances that affect the fair value of goodwill and indefinite-lived intangible assets may include external factors such as macroeconomic, industry, and market conditions, as well as entity-specific factors, such as actual and planned financial performance. We may be required to record a significant charge in our consolidated financial statements during the period in which any impairment of our goodwill or intangible assets is determined, which would negatively affect our results of operations. For example, the Company completed its most recent annual impairment assessment for goodwill and indefinite-lived intangible assets as of the first day of the third quarter of fiscal year 2022 with no impairments noted. Impairment analysis requires significant judgment by management and is sensitive to changes in key assumptions used, such as future cash flows, discount rates and growth rates as well as current market conditions in both the United States and globally. To the extent that business conditions deteriorate further, or if changes in key assumptions and estimates differ significantly from management's expectations, it may be necessary to record additional future impairment charges, which could be material. For more information on the goodwill assessment, see the section captioned "Valuation of Goodwill and Other Intangible Assets" in Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 9, Goodwill and Other Intangibles, in our consolidated financial statements.

Risks Relating to Product Safety and Regulatory Requirements

Our business is subject to significant governmental regulation, and failure to comply with applicable governmental regulations may lead to lawsuits, investigations and other liabilities and restrictions on our operations.

In the course of our operations, we process, handle, store and transport a wide variety of food and non-food products, operate and maintain vehicle fleets, operate forklifts and other equipment, store fuel in on-site aboveground and underground storage tanks, and sell, use and dispose of hazardous substances including in connection with our use of our ammonia or freon-based refrigeration systems, propane, and battery-powered forklifts. Our operations are subject to a broad range of laws and regulations including regulations governing the processing, packaging, storage, distribution, marketing, advertising, labeling, transportation, export, quality and safety of our food and non-food products, as well as rights of our employees and the protection of the environment. Changes in legal or regulatory requirements (such as new product safety requirements, revised regulatory requirements for the sourcing, processing and packaging of products, and requirements to restrict or phase-out certain chemicals and ozone-depleting substances or otherwise regulating greenhouse gas emissions), or evolving interpretations of existing legal or regulatory requirements, may result in increased compliance cost, capital expenditures and other financial obligations including costs to upgrade, phase out, modify or replace products or equipment that could adversely affect our business, financial condition and results of operations. Our product suppliers are also subject to various laws and regulations and their alleged noncompliance with applicable laws and regulations could create potential liability or other adverse impacts for our business. We generally seek contractual representations and warranties from suppliers that they comply with all applicable laws and regulations and we maintain supplier policies requiring their ongoing compliance with applicable laws and regulations as well.

We are subject to governmental regulation regarding our relationship with our employees including minimum wage, overtime, wage payment, wage and hour, employment discrimination, harassment and immigration. Due to contracts we have with federal and state governmental entities as customers, we are subject to various disclosure obligations related to our employment practices and business operations, including the recent implementation of requirements to disclose information related to our greenhouse gas emissions, all of which are subject to audit. In addition, in response to the COVID-19 pandemic, the CDC, OSHA and various other federal, state, and local authorities have issued guidance, new interpretations of existing requirements, and implemented new requirements for employers that affect the operation of our facilities and the management of our workforce. The various federal, state and local requirements and guidance impacting our business continue to evolve, but we are continually monitoring for updates and responding to updated requirements and guidance applicable to our business as we become aware of them.

At various facilities, we are investigating and remediating known or suspected contamination from historical releases of fuel and other hazardous substances that is not currently the subject of any administrative or judicial proceeding, but we may be subject to administrative or judicial proceedings in the future for contamination related to releases of fuel or other hazardous substances.

Failing to comply with applicable legal and regulatory requirements, or encountering disagreements with respect to our contracts subject to governmental regulation, could result in a number of adverse situations. These could include investigations; litigation or other legal proceedings; administrative, civil, or criminal penalties or fines; mandatory or voluntary product recalls; cease and desist orders against operations that are not in compliance; closing facilities or operations; debarments from contracting with governmental entities; and loss or modification of existing, or denial of additional, licenses, permits, registrations, or approvals.

If the products we distribute are alleged to cause injury, illness or other damage or to fail to comply with applicable governmental regulations, we may need to recall products.

As a distributor and manufacturer of food and non-food products, we may be subject to product recalls, including voluntary recalls or withdrawals, if the products we distribute or manufacture are alleged to cause injury, illness or other damage, to be mislabeled, misbranded, or adulterated, or to otherwise violate applicable governmental regulations. We may recall products based on alleged occurrences of food-borne illnesses (such as E. coli, listeriosis, hepatitis A, trichinosis, salmonella, etc.), contamination, adulteration, mislabeling, misbranding, or food tampering. We may also choose to voluntarily recall or withdraw products that we determine do not satisfy our quality standards, whether for taste, appearance or otherwise, in order to protect our brand and reputation.

Any future product recall or withdrawal that results in substantial and unexpected expenditures, destruction of product inventory, damage to our reputation and/or lost sales due to the unavailability of the product for an extended period of time could adversely affect our business, financial condition and results of operations. If patrons of our customers become ill from food-borne illnesses, our customers could be forced to temporarily close locations and our sales would correspondingly decrease.

We may experience product liability claims.

We may be exposed to potential product liability claims in the event that the products we distribute or manufacture are alleged to have caused injury, illness or other damage. We believe we have sufficient liability insurance to cover product liability claims. We also generally seek contractual indemnification and insurance coverage from parties supplying products to us. If our current insurance does not continue to be available at a reasonable cost or is inadequate to cover all of our liabilities, or if our indemnification or insurance coverage is limited, as a practical matter, by the creditworthiness of the indemnifying party or the insured limits of our suppliers' insurance coverage, the liability related to allegedly defective products that we distribute or manufacture could adversely affect our business, financial condition and results of operations.

Negative publicity from product recalls, instances of food-borne illness, or alleged food tampering may adversely impact our reputation and business.

Ensuring the safety and integrity of the products we distribute is critical to our business, particularly in selling our private label products, and to maintaining our good reputation. Events like product recalls, occurrences of food-borne illness, or alleged food tampering may cause negative publicity about the quality, safety, sustainability or integrity of our products, whether or not such events are related to our products. Any event that damages our reputation or calls into question the safety or integrity of our products, whether justified or not, could quickly and negatively affect our business, financial condition and results of operations.

Risks Relating to Human Capital Management

We face risks related to labor relations, increased labor costs and the availability of qualified labor.

We employed approximately 29,000 associates as of December 31, 2022, of which approximately 6,100 were members of local unions associated with the International Brotherhood of Teamsters and other labor organizations. Any failure to effectively negotiate CBAs could result in work stoppages. From time to time, we may face increased efforts to subject us to multi-location labor disputes, as individual labor agreements expire or labor disputes arise. This would place us at greater risk of being unable to continue to operate one or more facilities, possibly delaying deliveries, or not allowing customers to purchase our products, causing customers to seek alternative distributors or retail locations, or otherwise being materially adversely affected by labor disputes. When there are labor related issues at a facility represented by a local union, sympathy strikes may occur at other facilities that are represented by other local unions. While we generally believe we have good relations with our associates, including the unions that represent some of our associates, a work stoppage due to a failure to renegotiate union contracts or for other reasons could have a material adverse effect on our business, financial condition and results of operations.

Further, potential changes in labor legislation and case law could result in current non-union portions of our workforce, including warehouse and delivery personnel, being subjected to greater organized labor influence. If additional portions of our workforce became subject to CBAs, this could result in increased costs of doing business as we would become subject to mandatory, binding arbitration or labor scheduling, costs and standards, which may reduce our operating flexibility.

We are subject to a wide range of labor costs. Because our industry's labor costs are, as a percentage of net sales, higher than many other industries' labor costs, even if we are able to successfully renegotiate CBAs and avoid work stoppages, we may be significantly impacted by labor cost increases, which could adversely affect our results of operations.

Furthermore, our recruiting and retention efforts and efforts to increase productivity may not be successful and we could encounter a shortage of qualified labor in future periods. Any such shortage would decrease our ability to serve our customers effectively and would also likely lead to higher wages for employees and a corresponding reduction in our profitability. The current competitive labor market has impacted our ability to hire and retain qualified labor, particularly warehouse workers and drivers, in certain geographies, resulting in increases to temporary contract labor costs and associated travel expenses for fiscal 2022.

In addition, labor is a significant cost of many of our customers in the U.S. food away from home industry. Any increase in their labor costs, including any increases in costs as a result of wage inflation, increases in minimum wage requirements or labor shortages resulting in increased overtime, could reduce the profitability of our customers and reduce their demand for our products.

We may be unable to attract or retain a qualified and diverse workforce.

Although we have not experienced any material labor shortage to date, during 2022, we observed overall tightening and increased competitiveness in the labor market. A labor shortage or increased employee turnover, caused by general macroeconomic factors, could potentially increase labor costs, reduce our profitability and/or decrease our ability to effectively serve customers. If a material number of our employees are unable to work or terminate their employment, or become ill at one point in time, our business operations may be adversely affected.

The success of our business depends on our ability to attract, train, develop and retain a highly skilled and diverse workforce. We rely heavily on our front-line associates, particularly warehouse workers and drivers, and any significant shortage of qualified labor amongst our front-line associates could significantly affect our business. Recruiting and retention efforts (particularly with respect to driver and warehouse personnel) and actions to increase productivity may not be successful, and we could encounter a shortage of qualified employee talent in the future. Shortages of, and increased competition for, qualified employees may result in increased labor costs and could decrease our ability to serve our customers effectively. Additionally, if our employees are unable to work for any reason, whether because of illness, quarantine, limitations on travel or other government restrictions in connection with any future pandemics, we could face additional shortages of qualified labor and higher labor costs. Any prolonged labor shortage or period of high employee turnover could have a negative impact on our productivity and have an adverse effect on our business operations and financial condition.

Furthermore, as a government contractor, we are subject to oversight by the Department of Labor's Office of Federal Contract Compliance Programs, which reviews our employment practices including affirmative action and non-discrimination based on race, sex and disability, among other characteristics. If an audit or investigation reveals a failure to comply with regulations, we could become subject to civil or criminal penalties and/or administrative sanctions, including government pre-approval of our government contracting activities, termination of government contracts, and suspension or debarment from doing further business with the U.S. government and could also be subject to claims for breach of contract by our customers. Any of these actions could increase our expenses, reduce our revenue and damage our reputation as a reliable government supplier.

Risks Relating to Our Indebtedness

Our level of indebtedness may adversely affect our financial condition and our ability to raise additional capital or obtain financing in the future, react to changes in our business, and make required payments on our debt.

We had $4.9 billion of indebtedness outstanding, as of December 31, 2022.

Our ability to make scheduled payments on, or to refinance our obligations under, our debt facilities depend on our ongoing financial and operating performance, among other things, and may be affected by economic, financial and industry conditions beyond our control, including as discussed under the caption "Risks Related to Our Business and Industry" above. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets, raise additional equity capital or restructure our debt. However, there is no assurance that such alternative measures may be successful or permitted under the agreements governing our indebtedness and, as a result, we may not be able to meet our scheduled debt service obligations. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations.

Our level of indebtedness could have important consequences, including the following:

- a substantial portion of our cash flows from operations may be dedicated to the payment of principal and interest on our indebtedness, thereby reducing the funds available for other purposes, including working capital, capital expenditures, acquisitions and general corporate purposes;

- we are exposed to the risk of increased interest rates because approximately 42% of the net principal amount of our indebtedness accrued interest at variable rates of interest as of December 31, 2022;

- it may be difficult for us to satisfy our obligations to our lenders, resulting in possible defaults on and acceleration of such indebtedness;

- we may be more vulnerable to general adverse economic and industry conditions;

- we may be at a competitive disadvantage compared to our competitors with less debt or lower debt service requirements and they, as a result, may be better positioned to withstand competitive pressures and general adverse economic and industry conditions;

- our ability to refinance indebtedness may be limited or the associated costs may increase; and

- our ability to refinance indebtedness and obtain additional financing may be limited or the associated costs of refinancing and obtaining additional financing may increase.

Our level of indebtedness may further increase from time to time. Although the agreements governing our indebtedness contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions and, under certain circumstances, the amount of indebtedness, including secured debt, that could be incurred in compliance with these restrictions could be substantial. Incurring substantial additional indebtedness could further exacerbate the risks associated with our level of indebtedness.

The agreements and instruments governing our indebtedness contain restrictions and limitations that may significantly impact our ability to operate our business.

The agreements and instruments governing our indebtedness contain covenants that, among other things, restrict our ability to: dispose of assets; incur additional indebtedness (including guarantees of additional indebtedness); pay dividends and make certain payments; create liens on assets; make investments; engage in certain business combination transactions; engage in certain transactions with affiliates; change the business we conduct; and amend specific debt agreements. In addition, certain of these agreements subject us to various financial covenants.

The restrictions under the agreements governing our indebtedness may prevent us from taking actions that we believe would be in the best interest of our business and may make it difficult for us to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. We may also incur future debt obligations that might subject us to additional restrictive and financial covenants that could affect our financial and operational flexibility. We cannot assure you that we will be granted waivers of or amendments to these agreements if for any reason we are unable to comply with them, or that we will be able to refinance our debt on acceptable terms or at all.

Our ability to comply with the covenants and restrictions contained in the agreements governing our indebtedness depends on our ongoing financial and operating performance, among other things, and may be affected by economic, financial and industry conditions beyond our control, including as discussed under the caption "Risks Related to Our Business and Industry" above. The breach of any of these covenants or restrictions could result in a default under the agreements governing our indebtedness that would permit the applicable lenders or note holders, as the case may be, to declare all amounts outstanding thereunder to be due and payable, together with accrued and unpaid interest. If we are unable to repay debt, creditors having secured obligations could proceed against the collateral securing the debt. In any such case, we may be unable to borrow under our credit facilities and may not be able to repay the amounts due under our indebtedness. This could have serious consequences to our business, financial condition and results of operations and could cause us to become bankrupt or insolvent.

The replacement of LIBOR with an alternative reference rate, may adversely affect the cost of servicing our debt.

In July 2017, the United Kingdom's Financial Conduct Authority, which regulates the London Interbank Offered Rate ("LIBOR"), announced that its intention to phase out the use of LIBOR by the end of 2021. On March 5, 2021, the Intercontinental Exchange

Benchmark Administration ("IBA"), the administrator of LIBOR, announced that it will cease publication of U.S. dollar LIBOR tenors as of June 30, 2023, for the most common tenors (overnight and one, three, six and twelve months) and it has already ceased publication of U.S. dollar LIBOR tenors for less common tenors (one week and two months) as well as all tenors of non-U.S. dollar LIBOR as of December 31, 2021. Currently, amounts drawn under our senior secured term loan facility may bear interest at rates based upon, among other things, U.S. dollar LIBOR. As such, we will need to renegotiate certain terms of the agreement governing this indebtedness to replace U.S. dollar LIBOR with a new standard, or we may be required to borrow this indebtedness based upon alternate interest rate conventions as set forth in that agreement, which could increase the cost of servicing this debt and have an adverse effect on our business, financial condition and results of operations. As a replacement rate, many lenders are instead using the Secured Overnight Financing Rate ("SOFR") and our ABL Facility was recently amended to replace U.S. dollar LIBOR with SOFR as a reference rate. SOFR is a relatively new reference rate and has a very limited history. The future performance of SOFR cannot be predicted based on its limited historical performance. Since the initial publication of SOFR in April 2018, changes in SOFR have, on occasion, been more volatile than changes in other benchmark or market rates, such as U.S. dollar LIBOR. Additionally, any successor rate to SOFR under the ABL Facility may not have the same characteristics as SOFR or LIBOR. As a result, the consequences of the phase-out of LIBOR cannot be entirely predicted at this time.

Risks Relating to Technology, Information Security and Intellectual Property

We rely heavily on technology, and we may experience a disruption in existing technology or delay in effectively implementing new technology.

Our ability to serve customers most effectively, as well as to control costs and maximize profits, depends on the reliability of our information technology systems and related data entry processes in our transaction intensive business. We rely on software and other information technology to manage significant aspects of our business, such as purchasing, order processing, warehouse/inventory management, truck loading and logistics and optimization of storage space. We also rely on access to those systems online including through mobile devices to connect with our employees, customers, suppliers and other business partners. The importance of such networks and systems has increased due to many of our employees, and the employees of our customers, suppliers and business partners, working remotely.

Any disruption to this information technology could negatively affect our customer service, decrease the volume of our business, impair operations and profits and result in increased costs. If we do not allocate and effectively manage the resources necessary to build, sustain and protect appropriate information technology systems, we could experience service disruptions or other system failures and our business or financial results could be adversely impacted. We have also outsourced several information technology support services and administrative functions to third-party service providers, and may outsource other functions in the future to achieve cost savings and efficiencies. If these service providers do not perform effectively due to breach or system failure, we may not be able to achieve the expected benefits and our business may be disrupted.

Information technology evolves rapidly. To compete effectively, we are required to integrate new technologies in a timely and cost-effective manner. If competitors implement new technologies before we do, allowing them to provide lower priced or enhanced services of superior quality compared to those we provide, our business, financial condition and results of operations could be adversely affected.

A cybersecurity incident may negatively affect our operations, business, financial condition and our relationships with customers.

We rely upon information technology networks and systems, some of which are outsourced to and managed by third parties, to process, transmit and store electronic information, to manage our data, communications and business processes, including our marketing, sales, manufacturing, procurement, logistics, customer service, accounting and administrative functions. Our reliance on such networks and systems has increased due to many of our employees, and the employees of our customers, suppliers and business partners, working remotely. The use of these networks and systems gives rise to cybersecurity risks, and the risk of other security breaches (including access to or acquisition of supplier, customer, employee or other confidential information).

The theft, destruction, loss, misappropriation, or release of secured data or interference with the networks and systems on which we rely could result in business disruption, negative publicity, brand damage, violation of privacy laws, loss of customers, potential liability, and competitive disadvantage, which in turn could adversely affect our business, financial condition and results of operations. While we have implemented measures such as implementing cybersecurity policies, training our employee and monitoring our information technology systems, to prevent security breaches, disruptions or other system failures, our preventative measures and incident response efforts may not be entirely effective. The cost to remediate damages to our information technology systems suffered as a result of a cyberattack or other unauthorized access to secured data could be significant.

Cyberattacks have been occurring globally at a more frequent rate and are rapidly and continually evolving, making them more difficult to detect and protect against. Additionally, continued geopolitical turmoil, including the ongoing conflict between Russia and Ukraine, has heightened the risk of cyberattacks. While cyberattackers have threatened and attempt to breach our security and access the information stored in our information systems, no incident has been material or had a material impact on our business or financial condition. There is a risk that we may incur significant costs in protecting against or remediating cyberattacks or other cyber incidents. Although we maintain insurance that may, subject to policy terms and conditions, cover certain cyber incidents, it may be insufficient to cover all losses.

In addition, in the event our suppliers or customers experience a breach or system failure, cyberattack or other security breach, their businesses could be disrupted or otherwise negatively affected, which may result in a disruption in our supply chain or reduced customer orders, which would adversely affect our business, financial condition and results of operations.

Our intellectual property rights are valuable, and any failure to protect them could reduce the value of our products and brands.

We consider our intellectual property rights, particularly our trademarks, to be a valuable aspect of our business. We protect our intellectual property rights through a combination of trademark, copyright and trade secret protection. Our failure to obtain or adequately protect our intellectual property or any change in law that lessens or removes the current legal protections of our intellectual property may diminish our competitiveness and adversely affect our business and financial results.

Competing intellectual property claims that impact our brands may arise unexpectedly. Any litigation or disputes regarding intellectual property may be costly and time-consuming and may divert the attention of key personnel from our business operations. We also may be subject to significant damages or injunctions against development, launch and sale of certain products. Any of these occurrences may harm our business, financial condition and results of operations.

Risks Relating to Acquisitions

We may fail to realize the expected benefits of acquisitions or effectively integrate the businesses we acquire.

Historically, a portion of our growth has come through acquisitions. In April 2020, we completed the acquisition of Smart Foodservice, which significantly expanded the Company's cash and carry business in the West and Northwest parts of the U.S.

If we are unable to integrate acquired businesses successfully or realize anticipated synergies in a timely manner, we may not realize our projected return on investment and our business, financial condition and results of operations may be adversely affected. Integrating acquired businesses may be more difficult in a region or market where we have limited expertise or with a company culture or operating structure different than ours. A significant acquisition, in terms of geography or magnitude, could strain our leadership's attention and our administrative and operational resources. We also may be unable to retain qualified management and other key personnel of the acquired businesses, that may be necessary to integrate acquired businesses successfully or realize anticipated synergies in a timely manner.

Risks Relating to our Common Stock

As a result of its Series A Preferred Stock investment, KKR owns a substantial portion of our equity and its interests may not be aligned with yours.

On May 6, 2020, KKR Fresh Aggregator L.P., a Delaware limited partnership, purchased 500,000 shares of the Company's Series A convertible preferred stock, par value $0.01 per share (the "Series A Preferred Stock"), which it subsequently transferred to its affiliate, KKR Fresh Holdings L.P., a Delaware limited partnership ("KKR"), for an aggregate purchase price of $500 million, or $1,000 per share. As a result of its Series A Preferred Stock investment, KKR owns the equivalent of approximately 10% of our Common Stock on an as-converted basis and has the right to designate one director to our board of directors. As a result, KKR may have the ability to influence the outcome of certain matters relating to the Company. Circumstances may occur in which the interests of KKR could conflict with the interests of our other shareholders. For example, the existence of KKR as a significant shareholder and KKR's board designation rights may have the effect of delaying or preventing changes in control or management or limiting the ability of our other shareholders to approve transactions that they may deem to be in the best interests of the Company.

Actions of activist stockholders could adversely impact our business and cause us to incur significant expenses.

We have been, and may in the future be, subject to actions or proposals initiated by activist stockholders or others, and some such actions or proposals may not be aligned with our long-term strategy or the interests of our other stockholders. In 2022, we engaged in extensive dialogue with Sachem Head Capital Management ("Sachem Head") resulting in our entry into a cooperation agreement with Sachem Head in which we agreed on certain matters relating to our Board of Directors and our chief executive officer. These discussions resulted in the expenditure of significant time and energy by management and our Board of Directors and required dedication by the Company of significant resources. The Company's response to suggested actions, proposals, director nominations and/or contests for the election of directors from activist stockholders could disrupt our business and operations, divert the attention of our Board of Directors, management and employees and be costly and time consuming. Potential actions by activist stockholders may interfere with our ability to execute our strategic plans; create perceived uncertainties as to the future direction of our business or strategy; cause uncertainty with our regulators; make it more difficult to attract and retain qualified personnel; and adversely affect our relationships with our existing and potential customers, suppliers and other business partners. Any of the foregoing could adversely impact our business, financial condition and results of operations. Also, we may be required to incur significant fees and expenses related to responding to stockholder activism, including for third-party advisors. Further, the market price of our common stock could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties described above.

General Risk Factors

Changes in applicable tax laws and regulations and the resolution of tax disputes may negatively affect our financial results.

We are subject to income and other taxes in the U.S. and various state and local jurisdictions, and changes in tax laws or regulations or tax rulings may have an adverse impact on our effective tax rate. The U.S. and many state and local jurisdictions where we do business from time to time enact changes in relevant tax, accounting and other laws, regulations and interpretations. Given the unpredictability of possible changes to U.S. federal and state and local tax laws and regulations, it is very difficult to predict their cumulative effect on our results of operations and cash flows, but new and changed laws and regulations could adversely impact our results of operations. We are also subject to the examination of our tax returns and other tax matters by the Internal Revenue Service (the "IRS") and other state and local tax authorities and governmental bodies, for which we regularly assess the likelihood of an adverse outcome. If the ultimate determination of these examinations is that taxes are owed by us for an amount in excess of amounts previously accrued, our business, financial condition and results of operations could be adversely affected.

The Company's Amended and Restated Certificate of Incorporation and Bylaws includes a forum selection clause.

The Company's Amended and Restated Certificate of Incorporation requires that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee, agent or stockholder of the Company to the Company or the Company's stockholders, (iii) any action asserting a claim against the Company or director, officer, employee, agent or stockholder of the Company arising pursuant to any provision of the Delaware General Corporate Law, the Company's Amended and Restated Certificate of Incorporation or the Bylaws of the Company, or (iv) any action asserting a claim against the Company or director, officer, employee, agent or stockholder of the Company governed by the internal affairs doctrine, in each case subject to the court having jurisdiction over indispensable parties named as defendants. Moreover, under the Company's Bylaws, unless we consent in writing to the selection of an alternative forum, the federal courts of the United States of America, to the fullest extent permitted by law, shall be the sole and exclusive forum for the resolution of any action asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in our capital stock is deemed to have received notice of and consented to provisions of the forum selection clause.

The choice of forum provision may increase costs to bring a claim, discourage claims or limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company or the Company's directors, officers or other employees, which may discourage such lawsuits against the Company or the Company's directors, officers and other employees. If a court were to find the choice of forum provision contained in the Company's Amended and Restated Certificate of Incorporation or Bylaws to be inapplicable or unenforceable in an action, the Company may incur additional costs associated with resolving such action in other jurisdictions.

The nature of our operations may expose our associates and other individuals to health and safety risks, and as a result we may incur property, casualty or other losses not covered by our insurance policies and damage to our reputation.

The nature of our operations can expose our associates and other individuals, including the motoring public, to health and safety risks that may lead to severe injuries or even loss of life. Such risks could expose us to the potential for litigation from third parties, and also could harm our reputation which may result in a reduction in customer demand. Although we maintain insurance that we believe to be sufficient to cover estimated health and safety risks, including claims related to incidents within our operations, vehicle and driver related claims and other types of claims in various jurisdictions, there can be no assurance that such insurance will provide adequate coverage against all potential claims. If we do not have adequate insurance coverage available, such claims could have a material adverse effect on our business, financial condition and results of operations.

Adverse judgments or settlements resulting from legal proceedings in which we are or may be involved in the normal course of our business could limit our ability to operate our business and adversely affect our financial condition and results of operations.

In the normal course of our business, we are involved in various legal proceedings. The outcome of these proceedings cannot be predicted. If any of these proceedings were determined adversely to us or require a settlement involving a payment of a material sum of money, it could materially and adversely affect our business, financial condition and results of operations. Additionally, we could become the subject of future claims by third parties, including our employees, suppliers, customers, GPOs, investors, or regulators. Any significant adverse judgments or settlements could reduce our profits and limit our ability to operate our business.

Extreme weather conditions and natural disasters, and other catastrophic events, may interrupt our business, or our customers' or suppliers' businesses.

Some of our facilities and our customers' and suppliers' facilities are located in areas that may be subject to extreme, and occasionally prolonged, weather conditions, including hurricanes, tornadoes, blizzards, and extreme cold. Extreme weather conditions, whether caused by global climate change or otherwise, may interrupt our operations in such areas. Furthermore, extreme weather conditions may disrupt critical infrastructure in the United States and interrupt or impede access to our customers' facilities, reduce the number of consumers who visit our customers' facilities, interrupt our suppliers' production or shipments or increase our suppliers' product costs, all of which could have an adverse effect on our business, financial condition and results of operations.

In addition, our business could be affected by large-scale terrorist acts or the outbreak or escalation of armed hostilities (especially those directed against or otherwise involving the U.S.), the outbreak of food-borne illnesses, the widespread outbreak of infectious diseases, or the occurrence of other catastrophic events. Any of these events could impair our ability to manage our business and/or cause disruption of economic activity, which could have an adverse effect on our business, financial condition and results of operations.

Our retirement benefits may give rise to significant expenses and liabilities in the future.

We sponsor defined benefit pension and other postretirement plans. These pension and postretirement obligations give rise to costs that are dependent on various assumptions, including those discussed in Note 18, Retirement Plans, in our consolidated financial statements, many of which are outside of our control, such as performance of financial markets, interest rates, participant age and mortality. In the event we determine that our assumptions should be revised, our future pension and postretirement plan benefit costs could increase or decrease. The assumptions we use may differ from actual results, which could have a significant impact on our pension and postretirement obligations and related costs and funding requirements.

In addition to the plans we sponsor, we also contribute to various multiemployer pension plans administered by labor unions representing some of our employees. We make periodic contributions to these plans to allow them to meet their pension benefit obligations to their participants. In the event that we withdraw from participating in one of these plans—including by deciding to discontinue participation in a plan in the ordinary course renegotiation of a CBA or by reducing the number of employees participating in a plan to a certain degree over a certain period of time as a result of a facility closure or other change in our operations—then applicable law could require us to make additional withdrawal liability payments to the plan based on the applicable plan's funding status. Some multiemployer plans, including ones to which we contribute, are reported to have significant underfunded liabilities, which could increase the size of potential withdrawal liability. Any withdrawal liability payments that we are required to make could adversely affect our business, financial condition and results of operations.

Item 1B.   Unresolved Staff Comments

None.

Item 2. Properties

As of the date of this report, we operated (i) 70 distribution facilities (consisting of more than 19,000,000 square feet), 57 of which are owned, (ii) 86 cash and carry locations (consisting of more than 2,000,000 square feet), all of which are leased, and (iii) 14 broadline support business production facilities (consisting of more than 900,000 square feet), 9 of which are owned. The leases related to these facilities expire at various dates from 2023 to 2040, although some provide options for us to renew. The table below lists the aggregate square footage, by state for these operating facilities.

Location	Number of Facilities	Square Feet
Alabama	2	458,304
Alaska	1	131,285
Arizona	4	493,116
Arkansas	1	135,009
California	25	2,388,746
Colorado	2	501,427
Connecticut	1	239,899
Florida	5	1,173,162
Georgia	2	691,017
Idaho	6	121,644
Illinois	3	528,295
Indiana	1	233,784
Iowa	1	114,250
Kansas	1	350,859
Louisiana	1	207,200
Michigan	1	276,003
Minnesota	2	414,963
Mississippi	1	287,356
Missouri	3	602,947
Montana	3	239,194
Nebraska	2	246,430
Nevada	5	895,956
New Hampshire	1	533,237
New Jersey	3	1,073,375
New Mexico	1	133,486
New York	3	388,683
North Carolina	4	1,024,923
North Dakota	2	221,314
Ohio	3	501,894
Oklahoma	2	345,559
Oregon	22	775,146
Pennsylvania	4	980,417
South Carolina	6	1,403,855
Tennessee	2	602,270
Texas	5	1,011,501
Utah	2	288,834
Virginia	3	854,737
Washington	32	1,477,194
West Virginia	1	220,537
Wisconsin	1	172,826
Total	170	22,740,634

	Owned	16,301,888	72 %
	Leased	6,438,746	28 %

In addition, we leased our corporate headquarters in Rosemont, Illinois (consisting of more than 250,000 square feet) and our shared services center in Tempe, Arizona (consisting of more than 100,000 square feet). We believe that, in the aggregate, our real estate is suitable and adequate to serve the needs of our business.

Item 3.   Legal Proceedings

From time to time, we may be party to legal proceedings that arise in the ordinary course of our business. We do not believe that any of our pending legal proceedings, individually or in the aggregate, will have a material adverse effect on our business, financial condition or results of operations.

Item 4.   Mine Safety Disclosures

None.

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Common Stock and Stockholders

Our common stock began trading publicly on the New York Stock Exchange ("NYSE") under the symbol "USFD" as of May 26, 2016. Prior to that time, there was no public market for our common stock. There were 21,030 holders of record of our common stock as of February 10, 2023. This figure does not include a substantially greater number of "street name" holders whose shares are held of record by banks, brokers and other financial institutions.

Dividends

We have not paid any dividends on our common stock since our common stock began trading publicly on the NYSE.

We have no plans to pay dividends on our common stock in the foreseeable future. The declaration, amount, and payment of any future dividends on shares of common stock will be at the sole discretion of our Board of Directors. In making any such decision, our Board of Directors may take into account, among other things, our results of operations, capital requirements, financial condition, contractual restrictions, and other factors that our Board of Directors may deem relevant.

During the 52 weeks ended December 31, 2022, the Company's Board of Directors declared dividends on the shares of the Series A Preferred Stock outstanding as of the respective record dates. On March 31, 2022, June 30, 2022, September 30, 2022 and December 31, 2022, the Company paid cash dividends in the aggregate of $37 million on the shares of the Series A Preferred Stock. See Note 14, Convertible Preferred Stock, in our consolidated financial statements for further information.

Share Repurchase Program

On November 2, 2022, our Board of Directors approved a share repurchase program under which the Company is authorized to repurchase up to $500 million of its outstanding common stock. At December 31, 2022, there was approximately $486 million in remaining funds authorized under this program. For the year ended December 31, 2022, the Company repurchased 396,069 shares at an aggregate purchase price of approximately $14 million under the program.

The size and timing of any repurchases will depend on a number of factors, including share price, general business and market conditions and other factors. Under the share repurchase program, repurchases can be made from time to time using a variety of methods, including open market purchases, privately negotiated transactions, accelerated share repurchases and Rule 10b5-1 trading plans. The share repurchase program does not obligate the Company to acquire any particular amount of shares, and the repurchase program may be suspended or discontinued at any time at the Company's discretion. The repurchase authorization does not have an expiration date.

The following table summarizes repurchases of US Foods common stock in the three months ended December 31, 2022:

Period (Millions of dollars, except number and price per share)	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program
October 2, 2022 through November 5, 2022	—	$ —	—	$ 500
November 6, 2022 through December 3, 2022	—	—	—	500
December 4, 2022 through December 31, 2022	396,069	35.25	396,069	$ 486
Total	396,069	$ 35.25	$ 396,069	

Stock Performance Graph

The following stock performance graph compares the cumulative total stockholder return of the Company's common stock with the cumulative total return of the S&P 500 Index and the S&P 500 Food and Staples Retailing Index for the last five fiscal years. The graph assumes the investment of $100 in our common stock and each of such indices on December 30, 2017 (the beginning of our fiscal year) and the reinvestment of dividends, as applicable. Performance data for the Company, the S&P 500 Index and the S&P 500 Food and Staples Retailing Index is provided as of the last trading day of each of our last five fiscal years.



	12/30/17	12/29/18	12/28/19	01/02/21	01/01/22	12/31/22
US Foods Holding Corp.	$ 100	$ 99	$ 131	$ 104	$ 109	$ 107
S&P 500	100	96	126	149	192	157
S&P Food and Staples Retailing Index	100	101	129	150	187	168

Item 6.   [Reserved]

Item 7. **Management's Discussion and Analysis of Financial Condition and Results of Operations**

The following discussion and analysis is intended to help the reader understand the Company, our financial condition and results of operations and our present business environment. It should be read together with our consolidated financial statements and related notes contained elsewhere in this Annual Report. The following discussion and analysis contain certain financial measures that are not required by, or presented in accordance with, accounting principles generally accepted in the U.S. ("GAAP"). We believe these non-GAAP financial measures provide meaningful supplemental information about our operating performance and liquidity. Information regarding reconciliations of and the rationale for these measures is discussed in "Non-GAAP Reconciliations" below.

The following includes a comparison of our consolidated results of operations for fiscal years 2022 and 2021. For a comparison of our consolidated results of operations for fiscal years 2021 and 2020, see Item 7 of Part II, "Management's Discussion and Analysis of Financial Condition and Results of Operations", of our Annual Report on Form 10-K for the fiscal year ended January 1, 2022, filed with the SEC on February 17, 2022.

Overview

Our operations, our industry and the U.S. economy continue to be impacted by higher than normal inflation, supply chain disruptions, and labor shortages. These factors also influence the buying patterns of our customers and potentially impact consumer confidence and spending. During fiscal year 2022, these factors improved significantly from fiscal year 2021 due to the declining effects of the COVID-19 pandemic. We continue to actively monitor these risks to our business. Net sales increased, primarily due to continued inflation, and total case volumes increased 1.7% compared to the prior year driven by a 4.3% increase in independent restaurant case volume, a 31.0% increase in hospitality volume and a 2.9% increase in healthcare volume. We are unable to predict the extent these factors will continue to impact our results of operations.

Operating Metrics

Case growth—Case growth, by customer type (e.g., independent restaurants) is reported as of a point in time. Customers periodically are reclassified, based on changes in size or other characteristics, and when those changes occur, the respective customer's historical volume follows its new classification.

Fiscal Year 2022 Highlights

Financial Highlights—Total case volume increased 1.7% and independent restaurant case volume increased 4.3% in fiscal year 2022. Net sales increased $4,570 million, or 15.5%, in fiscal year 2022 primarily due to year-over-year inflation in multiple product categories.

Gross profit increased $837 million, or 18.0%, to $5,492 million in fiscal year 2022, primarily as a result of food cost inflation in multiple product categories, optimized pricing, increased freight income from improved inbound logistics, cost of goods sold optimization and a favorable year-over-year last-in first-out ("LIFO") adjustment. As a percentage of Net sales, gross profit was 16.1% in fiscal year 2022, compared to 15.8% in fiscal year 2021.

Total operating expenses increased $667 million, or 15.8%, to $4,898 million in fiscal year 2022. The increase was primarily due to higher distribution costs, largely due to higher labor costs as a result of increased turnover and higher than normal wage inflation. These increases were partially offset by cost savings initiatives outlined in our long-range plan including: (1) further routing improvements, (2) completion of new warehouse selection technology implementation, and (3) the rollout of new warehouse process enhancements.

Results of Operations

The following table presents selected consolidated results of operations of our business for fiscal years 2022, 2021 and 2020:

		Fiscal Year				
		2022		**2021**		**2020**
				(in millions)		
Consolidated Statements of Operations:						
Net sales	$	34,057	$	29,487	$	22,885
Cost of goods sold		28,565		24,832		19,166
Gross profit		5,492		4,655		3,719
Operating expenses:						
Distribution, selling and administrative costs		4,886		4,220		3,757
Restructuring costs and asset impairment charges		12		11		39
Total operating expenses		4,898		4,231		3,796
Operating income (loss)		594		424		(77)
Other income—net		(22)		(26)		(21)
Interest expense—net		255		213		238
Loss on extinguishment of debt		—		23		—
Income (loss) before income taxes		361		214		(294)
Income tax provision (benefit)		96		50		(68)
Net income (loss)		265		164		(226)
Series A Preferred Stock dividends		(37)		(43)		(28)
Net income (loss) available to common shareholders	$	228	$	121	$	(254)
Net income (loss) per share:						
Basic	$	1.02	$	0.55	$	(1.15)
Diluted	$	1.01	$	0.54	$	(1.15)
Weighted-average number of shares used in per share amounts:						
Basic		224		222		220
Diluted		226		225		220
Percentage of Net Sales:						
Gross profit		16.1 %		15.8 %		16.3 %
Operating expenses		14.4 %		14.3 %		16.6 %
Operating income (loss)		1.7 %		1.4 %		(0.3)%
Net income (loss)		0.8 %		0.6 %		(1.0)%
Adjusted EBITDA[1]		3.8 %		3.6 %		2.8 %
Other Data:						
Cash flows—operating activities	$	765	$	419	$	413
Cash flows—investing activities		(255)		(262)		(1,110)
Cash flows—financing activities		(447)		(837)		1,427
Capital expenditures		265		274		189
EBITDA[1]		988		805		366
Adjusted EBITDA[1]		1,310		1,057		648
Adjusted net income [1]		538		388		48
Free cash flow[2]		500		145		224

(1)   EBITDA is defined as net income (loss), plus interest expense—net, income tax provision (benefit), and depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted for (1) restructuring costs and asset impairment charges; (2) share-based compensation expense; (3) the impact of LIFO reserve adjustments; (4) loss on extinguishment of debt; (5) business transformation costs; and (6) other gains, losses, or costs as specified in the agreements governing our indebtedness. Adjusted EBITDA margin is Adjusted EBITDA divided by total Net sales. Adjusted net income is defined as net income excluding the items used to calculate Adjusted EBITDA listed above and further adjusted for the tax effect of the exclusions and discrete tax items. EBITDA, Adjusted EBITDA, and Adjusted net income as presented in this Annual Report are supplemental measures of our performance that are not required by, or presented in accordance with GAAP. They are not measurements of our performance under GAAP and should not be considered as alternatives to net income (loss) or any other performance measures derived in accordance with GAAP. For additional information, see the discussion under the caption "Non-GAAP Reconciliations" below.

(2)   Free cash flow is defined as cash flows provided by operating activities less cash capital expenditures. Free cash flow as presented in this Annual Report is a supplemental measure of our liquidity that is not required by, or presented in accordance with, GAAP. It is not a measure of our liquidity under GAAP and should not be considered as an alternative to cash flows provided by operating activities, or any other liquidity measures derived in accordance with GAAP. For additional information, see the discussion under the caption "Non-GAAP Reconciliations" below.

Non-GAAP Reconciliations

We provide EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net income and Free cash flow as supplemental measures to GAAP financial measures regarding our operating performance and liquidity. These non-GAAP financial measures, as defined above, exclude the impact of certain items and, therefore, have not been calculated in accordance with GAAP.

We believe EBITDA, Adjusted EBITDA and Adjusted EBITDA margin provide meaningful supplemental information about our operating performance because they exclude amounts that we do not consider part of our core operating results when assessing our performance.

We believe that Adjusted net income is a useful measure of operating performance for both management and investors because it excludes items that are not reflective of our core operating performance and provides an additional view of our operating performance including depreciation, interest expense and income taxes on a consistent basis from period to period. We believe that Adjusted net income may be used by investors, analysts and other interested parties to facilitate period-over-period comparisons and provides additional clarity as to how factors and trends impact our operating performance.

Management uses these non-GAAP financial measures (1) to evaluate our historical and prospective financial performance as well as our performance relative to our competitors as they assist in highlighting trends, (2) to set internal sales targets and spending budgets, (3) to measure operational profitability and the accuracy of forecasting, (4) to assess financial discipline over operational expenditures, and (5) as an important factor in determining variable compensation for management and employees. EBITDA and Adjusted EBITDA are also used in connection with certain covenants and activity restrictions under the agreements governing our indebtedness. We also believe these and similar non-GAAP financial measures are frequently used by securities analysts, investors, and other interested parties to evaluate companies in our industry. EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted net income are not measurements of our performance under GAAP and should not be considered as alternatives to net income or any other performance measures derived in accordance with GAAP.

We use Free cash flow as a supplemental measure to GAAP financial measures regarding the liquidity of our operations. We measure Free cash flow as cash flows provided by operating activities less cash capital expenditures. We believe that Free cash flow is a useful financial metric to assess our ability to pursue business opportunities and investments. Free cash flow is not a measure of our liquidity under GAAP and should not be considered as an alternative to cash flows provided by operating activities or any other liquidity measures derived in accordance with GAAP.

We caution readers that amounts presented in accordance with our definitions of EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net income, and Free cash flow may not be the same as similar measures used by other companies. Not all companies and analysts calculate EBITDA, Adjusted EBITDA, Adjusted net income or Free cash flow in the same manner. We compensate for these limitations by using these non-GAAP financial measures as supplements to GAAP financial measures and by presenting the reconciliations of the non-GAAP financial measures to their most comparable GAAP financial measures.

The following table reconciles EBITDA, Adjusted EBITDA, Adjusted net income and Free cash flow to the most directly comparable GAAP financial performance and liquidity measures for the periods indicated:

	Fiscal Year		
	2022	2021	2020
	(in millions)		
Net income (loss) available to common shareholders	$ 228	$ 121	$ (254)
Series A Preferred Stock dividends (see Note 14)	(37)	(43)	(28)
Net income (loss)	265	164	(226)
Interest expense—net	255	213	238
Income tax provision (benefit)	96	50	(68)
Depreciation expense	327	323	343
Amortization expense	45	55	79
EBITDA	988	805	366
Adjustments:			
Restructuring costs and asset impairment charges[1]	12	11	39
Share-based compensation expense[2]	45	48	40
LIFO reserve adjustment[3]	147	165	25
Loss on extinguishment of debt[4]	—	23	—
Business transformation costs[5]	52	22	22
COVID-19 bad debt (benefit) expense[6]	—	(15)	47
COVID-19 product donations and inventory adjustments[7]	—	—	50
COVID-19 other related expenses[8]	—	3	13
Business acquisition and integration related costs and other[9]	66	(5)	46
Adjusted EBITDA	1,310	1,057	648
Depreciation expense	(327)	(323)	(343)
Interest expense—net	(255)	(213)	(238)
Income tax provision, as adjusted[10]	(190)	(133)	(19)
Adjusted net income[11]	$ 538	$ 388	$ 48
Cash flow			
Cash flows from operating activities	$ 765	$ 419	$ 413
Capital expenditures	(265)	(274)	(189)
Free cash flow	$ 500	$ 145	$ 224

(1) Consists primarily of the write-off of old leases ROU asset and lease liability of $9 million associated with entering into new lease agreements for four distribution facilities in fiscal year 2022, non-CEO severance and related costs, organizational realignment costs and other asset impairment charges.
(2) Share-based compensation expense for expected vesting of stock awards and employee stock purchase plan.
(3) Represents the impact of LIFO reserve adjustments.
(4) Includes early redemption premium and the write-off of certain pre-existing debt issuance costs. See Note 11, Debt, in our consolidated financial statements for additional information.
(5) Consists primarily of costs related to significant process and systems redesign across multiple functions.
(6) Includes the changes in the reserve for doubtful accounts expense reflecting the collection risk associated with our customer base as a result of the COVID-19 pandemic.
(7) Includes COVID-19 related expenses related to inventory adjustments and product donations.
(8) Includes COVID-19 related costs that we are permitted to add back under certain agreements governing our indebtedness.
(9) Includes: (i) aggregate acquisition and integration related costs of $22 million for both fiscal years 2022 and 2021, and $45 million for fiscal year 2020; (ii) contested proxy and related legal and consulting costs of $21 million for fiscal year 2022; (iii) CEO severance of $5 million for fiscal year 2022; (iv) favorable legal settlement recoveries of $29 million for fiscal year 2021; and (v) other gains, losses or costs that we are permitted to add back for purposes of calculating Adjusted EBITDA under certain agreements governing our indebtedness.
(10) Represents our income tax provision (benefit) adjusted for the tax effect of pre-tax items excluded from Adjusted net income and the removal of applicable discrete tax items. Applicable discrete tax items include changes in tax laws or rates, changes related to prior year unrecognized tax benefits, discrete changes in valuation allowances, and excess tax benefits associated with share-based compensation. The tax effect of pre-tax items excluded from Adjusted net income is computed using a statutory tax rate after taking into account the impact of permanent differences and valuation allowances.
(11) Effective as of the first quarter 2021, we have presented Adjusted net income. Previously, we presented Adjusted net income (loss) available to common shareholders.

A reconciliation between the GAAP income tax provision (benefit) and the income tax provision, as adjusted, is as follows:

	Fiscal Year		
	2022	2021	2020
	(in millions)		
GAAP income tax provision (benefit)	$ 96	$ 50	$ (68)
Tax impact of pre-tax income adjustments	89	74	92
Discrete tax items	5	9	(5)
Income tax provision, as adjusted	$ 190	$ 133	$ 19

Comparison of Results

Fiscal Years Ended December 31, 2022 and January 1, 2022

Highlights

- Net income was $265 million in fiscal year 2022, compared to net income of $164 million in fiscal year 2021.

- Adjusted EBITDA increased $253 million, or 23.9%, to $1,310 million in fiscal year 2022. As a percentage of net sales, Adjusted EBITDA was 3.8% in fiscal year 2022, as compared to 3.6% in fiscal year 2021.

- Net sales increased $4,570 million, or 15.5% to $34,057 million in fiscal year 2022.

- Total case volume increased 1.7% and independent restaurant case volume increased 4.3% in fiscal year 2022.

- Operating income was $594 million in fiscal year 2022, compared to operating income of $424 million in fiscal year 2021. As a percentage of net sales, operating income was 1.7% in fiscal year 2022, as compared to 1.4% in fiscal year 2021.

Net Sales

Total case volume increased 1.7% and independent restaurant case volume increased 4.3% in fiscal year 2022. Year-over-year total case growth was negatively impacted roughly 2.8% by the mid-2021 exit of the lower margin grocery retail business we temporarily added during the pandemic and the strategic exit of a small number of lower margin chain restaurant and education customers.

Net sales increased $4,570 million, or 15.5%, to $34,057 million in fiscal year 2022, comprised of a $488 million, or 1.7%, increase in total case volume and a $4,082 million, or 13.8%, increase in the overall Net sales rate per case. The increase in Net sales rate per case primarily reflects a year-over-year average inflation increase of 13.0% in multiple product categories including grocery, dairy and disposables, as well as favorable changes in our product mix. The year-over-year increase in inflation benefited Net sales since a significant portion of our Net sales is based on a pre-established markup over product cost. Sales of private brands represented approximately 34% of Net sales in both 2022 and 2021.

Gross Profit

Gross profit increased $837 million, or 18.0%, to $5,492 million in fiscal year 2022, primarily as a result of food cost inflation in multiple product categories, optimized pricing, increased freight income from improved inbound logistics, cost of goods sold optimization, and a favorable year-over-year LIFO adjustment. Our LIFO method of inventory costing resulted in expense of $147 million in fiscal year 2022, compared to expense of $165 million in fiscal year 2021 due to inflation in multiple product categories including grocery, dairy and disposables. Gross profit as a percentage of net sales was 16.1% in fiscal year 2022, compared to 15.8% in fiscal year 2021, primarily driven by increased case volume, and a decrease in LIFO expense in fiscal year 2022 as compared to fiscal year 2021.

Operating Expenses

Operating expenses, comprised of distribution, selling and administrative costs and restructuring costs and asset impairment charges, increased $667 million, or 15.8%, to $4,898 million in fiscal year 2022. Operating expenses as a percentage of net sales were 14.4% in fiscal year 2022, compared to 14.3% in fiscal year 2021. The increase in operating expenses was primarily due to higher distribution costs, largely due to higher labor costs as a result of increased turnover and higher than normal wage inflation. The increase was partially offset by cost savings initiatives outlined in our long-range plan including: (1) further routing improvements, (2) completion of new warehouse selection technology implementation, and (3) the rollout of new warehouse process enhancements.

Operating Income

Our operating income was $594 million in fiscal year 2022, compared to operating income of $424 million in fiscal year 2021. Operating income as a percentage of Net sales was 1.7% in fiscal year 2022, compared to 1.4% in fiscal year 2021. The increase in operating income was due to the factors discussed in the relevant sections above.

Other Income—Net

Other income—net includes components of net periodic benefit costs (credits), exclusive of the service cost component associated with our defined benefit and other postretirement plans. We recognized other income—net of $22 million and $26 million in fiscal years 2022 and 2021, respectively. The decrease in other income—net in 2022 is primarily due to a decrease in the expected return on assets compared to fiscal year 2021.

Interest Expense—Net

Interest expense—net increased $42 million in fiscal year 2022, primarily due to an increase in interest rates, partially offset by lower outstanding debt in fiscal year 2022 compared to fiscal year 2021.

Income Taxes

Our effective income tax rate for fiscal year 2022 of 27% varied from the 21% federal corporate income tax rate, primarily as a result of state income taxes and the recognition of various discrete tax items. These discrete tax items included an aggregate tax benefit of $5 million consisting primarily of a tax benefit of $1 million related to a decrease in an unrecognized tax benefit and a tax benefit of $4 million, related to excess tax benefits associated with share-based compensation.

Our effective income tax rate for fiscal year 2021 of 23% varied from the 21% federal corporate income tax rate, primarily as a result of state income taxes and the recognition of various discrete tax items. These discrete tax items included an aggregate tax benefit of $10 million consisting of a tax benefit of $2 million related to a decrease in an unrecognized tax benefit and a tax benefit of $8 million, primarily related to excess tax benefits associated with share-based compensation.

Net Income

Our net income was $265 million in fiscal year 2022, compared to $164 million in fiscal year 2021. The increase in net income was due to the relevant factors discussed above.

Liquidity and Capital Resources

Our ongoing operations and strategic objectives require working capital and continuing capital investment. Our primary sources of liquidity include cash provided by operations, as well as access to capital from bank borrowings and other types of debt and financing arrangements. As of December 31, 2022, the Company had approximately $2.0 billion in cash and available liquidity.

Indebtedness

The aggregate carrying value of our indebtedness was $4,854 million, net of $43 million of unamortized deferred financing costs, as of December 31, 2022.

We had no outstanding borrowings and had issued letters of credit totaling $462 million under the ABL Facility as of December 31, 2022. There was remaining capacity of $1,838 million under the ABL Facility based on our borrowing base as of December 31, 2022.

The Company's 4.75% Senior Notes due 2029 (the "Unsecured Senior Notes due 2029"), had an outstanding balance of $893 million, net of $7 million of unamortized deferred financing costs, as of December 31, 2022.

The Company's 4.625% Senior Notes due 2030 (the "Unsecured Senior Notes due 2030") had an outstanding balance of $496 million, net of $4 million of unamortized deferred financing costs, as of December 31, 2022.

The incremental senior secured term loan borrowed in September 2019 (the "2019 Incremental Term Loan Facility") had a carrying value of $1,232 million, net of $19 million of unamortized deferred financing costs, as of December 31, 2022.

The incremental senior secured term loan borrowed in November 2021 (the "2021 Incremental Term Loan Facility") had a carrying value of $786 million, net of $6 million of unamortized deferred financing costs, as of December 31, 2022.

The Amended and Restated Term Loan Credit Agreement, dated as of June 27, 2016 (as amended, the "Term Loan Credit Agreement") provides USF with the 2019 Incremental Term Loan Facility and 2021 Incremental Term Loan Facility.

The Company's 6.25% senior secured notes due April 15, 2025 (the "Secured Senior Notes due 2025") had a carrying value of $993 million, net of $7 million of unamortized deferred financing costs, as of December 31, 2022.

We also had $446 million of obligations under financing leases for transportation equipment and building leases as of December 31, 2022.

The ABL Facility will mature in 2027. The 2019 Incremental Term Loan Facility and the 2021 Incremental Term Loan Facility will mature in 2026 and 2028, respectively. As economic conditions permit, we will consider opportunities to repurchase, refinance or otherwise reduce our debt obligations on favorable terms. Any potential debt reduction or refinancing could require significant use of our available liquidity and capital resources.

We believe that the combination of cash generated from operations, together with borrowing capacity under the agreements governing our indebtedness and other financing arrangements, will be adequate to permit us to meet our debt service obligations, ongoing costs of operations, working capital needs, and capital expenditure requirements for the next 12 months as well as beyond 12 months.

The agreements governing our indebtedness contain customary covenants. These include, among other things, covenants that restrict our ability to incur certain additional indebtedness, create or permit liens on our assets, pay dividends, or engage in mergers or consolidations. For additional information, see Item 1A of Part I, "Risk Factors-Risks Relating to Our Indebtedness." USF had approximately $1.6 billion of restricted payment capacity under these covenants and approximately $2.9 billion of its net assets were restricted after taking into consideration the net deferred tax assets and intercompany balances that eliminate in consolidation as of December 31, 2022.

Every quarter, we review rating agency changes for all of the lenders that have a continuing obligation to provide us with funding. We are not aware of any facts that indicate our lenders will not be able to comply with the contractual terms of their agreements with us. We continue to monitor the credit markets generally and the strength of our lender counterparties.

From time to time, we may repurchase or otherwise retire our debt and take other steps to reduce our debt or otherwise improve our leverage. These actions may include open market repurchases, negotiated repurchases, and other retirements of outstanding debt. The amount of debt that may be repurchased or otherwise retired, if any, will depend on market conditions, our debt trading levels, our cash position, and other considerations. Any potential debt reduction or other debt retirement could require significant use of our other available liquidity and capital resources.

See Note 11, Debt, in our consolidated financial statements for a further description of our indebtedness.

Cash Flows

The following table presents condensed highlights from our Consolidated Statements of Cash Flows for fiscal years 2022 and 2021:

	Fiscal Year	
	2022	2021
	(in millions)	
Net income	$ 265	$ 164
Changes in operating assets and liabilities	43	(230)
Other adjustments	457	485
Net cash provided by operating activities	765	419
Net cash used in investing activities	(255)	(262)
Net cash used by financing activities	(447)	(837)
Net increase (decrease) in cash, cash equivalents and restricted cash	63	(680)
Cash, cash equivalents and restricted cash—beginning of year	148	828
Cash, cash equivalents and restricted cash—end of year	$ 211	$ 148

Operating Activities

Cash flows provided by operating activities increased $346 million to $765 million in fiscal year 2022 driven by higher net income and changes in operating assets and liabilities. Net cash provided by operating activities in fiscal year 2021 was $419 million as the Company's working capital requirements increased in line with the recovery of sales volumes.

Investing Activities

Cash flows used in investing activities in fiscal years 2022 and 2021 included cash expenditures of $265 million and $274 million, respectively, and related to investments in information technology, new construction and expansion of distribution facilities and property and equipment for fleet replacement.

We expect total cash capital expenditures in fiscal year 2023 to be between $290 million and $310 million, exclusive of approximately $120 million of capital expenditures under our fleet financing leases. We expect to fund our capital expenditures with available cash or cash generated from operations and through fleet financing.

Financing Activities

Cash flows used by financing activities in fiscal year 2022 included $108 million of scheduled payments under our Term Loan Facilities and financing leases, $100 million of voluntary prepayments of our 2021 Incremental Term Loan Facility, $200 million of voluntary prepayments of our 2019 Incremental Term Loan Facility, $37 million of dividends on our Series A Preferred Stock, no net payments under the ABL Facility and $14 million of share repurchases. We incurred approximately $4 million of lender fees and third-party costs in connection with the ABL Facility refinancing transaction. Financing activities in fiscal year 2022 also included $22 million of proceeds received from stock purchases under our employee stock purchase plan and $15 million of proceeds from the exercise of employee stock options, which were offset by $16 million of employee tax withholdings paid in connection with the vesting of stock awards.

Cash flows used by financing activities in fiscal year 2021 included $122 million of scheduled payments under our term loans pursuant to our Term Loan Credit Agreement (the "Term Loan Facilities") and financing leases and $2,085 million of voluntary prepayments of the senior secured term loan maturing on June 27, 2023 (the "Initial Term Loan Facility"). We incurred approximately $18 million of lender fees and third-party costs in connection with our issuance of the Unsecured Notes due 2029, consisting of a $9 million early redemption premium related to the 5.875% Unsecured Senior Notes due 2024 (the "Unsecured Senior Notes due 2024") and $9 million of costs associated with the issuance of the Unsecured Senior Notes due 2029, which were capitalized as deferred financing costs. We incurred $12 million of cost associated with the issuance of the Unsecured Senior Notes due 2030 and the 2021 Incremental Term Loan Facility, which were capitalized as deferred financing costs. Cash flows used by financing activities in fiscal year 2021 also included $28 million of Series A Preferred Stock dividends.

Cash flows provided by financing activities in fiscal year 2021 included aggregate borrowings of $900 million under the Unsecured Senior Notes due 2029, $900 million under the 2021 Incremental Term Loan Facility and $500 million under the Unsecured Senior Notes due 2030. We used the proceeds from the issuance of the Unsecured Senior Notes due 2029, together with cash on hand, to redeem all of the then outstanding Unsecured Senior Notes due 2024 and repay all of the then outstanding borrowings under the incremental senior secured term loan maturing on April 24, 2025. We used proceeds from the issuance of the 2021 Incremental Term Loan Facility and Unsecured Senior Notes due 2030, along with cash on hand to repay all of the then outstanding borrowings under the Initial Term Loan Facility. Cash flows provided by financing activities in fiscal year 2021 also included $20 million of proceeds received from stock purchases under our employee stock purchase plan and $15 million of proceeds from the exercise of employee stock options, which were offset by $14 million of employee tax withholdings paid in connection with the vesting of stock awards.

Other Obligations and Commitments

The Company's cash requirements within the next twelve months include the current portion of long-term debt, accounts payable and accrued liabilities, other current liabilities, and purchase commitments and other obligations. We expect the cash required to meet these obligations to be primarily generated through a combination of cash from operations and access to capital from financial markets. Our long-term cash requirements under our various contractual obligations and commitments include:

- Debt, including financing lease obligations – See Note 11, Debt, in our consolidated financial statements for further detail of our debt and the timing of expected future principal payments.

- Operating and finance lease obligations – See Note 17, Leases, in our consolidated financial statements for further detail of our obligations and the timing of expected future payments.

- Pension plans and other postretirement benefit contributions – We sponsor a defined benefit plan that pays benefits to eligible employees at retirement. In addition, we provide certain postretirement health and welfare benefits to eligible retirees and their dependents. See Note 18, Retirement Plans, in our consolidated financial statements for further detail of our obligations and the timing of expected future payments.

- Self-insured liabilities – We are self-insured for general liability, fleet liability and workers' compensation claims. Claims in excess of certain levels are insured by external parties. See Note 12, Accrued Expenses and Other Long-Term Liabilities, in our consolidated financial statements for further detail of our obligations and the expected timing of expected future payments.

- Purchase and Other Obligations – The Company enters into purchase orders with vendors and other parties in the ordinary course of business and has a limited number of purchase contracts with certain vendors that require it to buy a predetermined volume of products. Purchase obligations also include amounts committed with various third-party service providers to provide information technology services for periods up to fiscal 2025. See Note 22, Commitments and Contingencies, in our consolidated financial statements for further detail of our obligations and the expected timing of expected future payments.

We believe the following sources will be sufficient to meet our anticipated cash requirements for at least the next twelve months, while maintaining sufficient liquidity for normal operating purposes:

- Our cash flow from operations;
- The availability of additional capital under our existing ABL Facility; and
- Our availability to access capital from financial markets.

Retirement Plans

We sponsor a defined benefit plan that pays benefits to eligible participants at retirement. Only certain union associates are eligible to participate and continue to accrue benefits under the plan per the collective bargaining agreements. The plan is closed and frozen to all other employees. In addition, we provide certain postretirement health and welfare benefits to eligible retirees and their dependents. We did not make significant contributions to the Company-sponsored defined benefit and other postretirement plans in fiscal years 2022 and 2021, and we do not expect to make significant contributions in fiscal year 2023.

Certain employees are eligible to participate in our 401(k) savings plan. We made employer matching contributions to the 401(k) plan of $57 million and $52 million in fiscal years 2022 and 2021, respectively.

We also are required to contribute to various multiemployer pension plans under the terms of certain of our CBAs. Our contributions to these plans were $47 million and $43 million in fiscal years 2022 and 2021, respectively.

Off-Balance Sheet Arrangements

We had entered into $462 million of letters of credit, primarily in favor of certain commercial insurers to secure obligations with respect to our insurance programs and certain real estate leases, under the ABL Facility as of December 31, 2022.

Except as disclosed above, we have no off-balance sheet arrangements that currently have or are reasonably likely to have a material effect on our consolidated financial condition, changes in financial condition, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies and Estimates

Except as otherwise set forth herein, we have prepared the financial information in this Annual Report in accordance with GAAP. Preparing these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during these reporting periods. We base our estimates and judgments on historical experience and other factors we believe are reasonable under the circumstances. These assumptions form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Our most critical accounting policies and estimates pertain to the valuation of goodwill and other intangible assets, vendor consideration and income taxes.

Valuation of Goodwill and Other Intangible Assets

Goodwill and other intangible assets include the cost of the acquired business in excess of the fair value of the tangible net assets recorded in connection with each acquisition. Other intangible assets include customer relationships, amortizable trade names, non-compete agreements, the brand names comprising our portfolio of private brands, and trademarks. We assess goodwill and other intangible assets with indefinite lives for impairment each year, or more frequently if events or changes in circumstances indicate an asset may be impaired. For goodwill and indefinite-lived intangible assets, our policy is to assess for impairment as of the beginning of each fiscal third quarter. For other intangible assets with definite lives, we assess for impairment only if events occur that indicate that the carrying amount of an asset may not be recoverable.

For goodwill, the reporting unit used in assessing impairment is the Company's one business segment as described in Note 24, Business Information, in our consolidated financial statements. Our fiscal year 2022 assessment for impairment of goodwill was performed using a qualitative approach to determine, as of the date of the assessment, whether it was more likely than not that the fair value of goodwill was less than its carrying value. In performing the qualitative assessment, we identified and considered the significance of relevant key factors, events, and circumstances that affect the fair value of goodwill. These factors include external factors such as macroeconomic, industry, and market conditions, as well as entity-specific factors, such as actual and planned financial performance. Based on our qualitative fiscal year 2022 annual impairment analysis for goodwill, we concluded that it is more likely than not that the fair value of goodwill exceeded its carrying value.

Our fair value estimates of the brand name and trademark indefinite-lived intangible assets are based on a relief from royalty method, including key assumptions such as the long-term growth rates of future revenues, the royalty rate for such revenue, and a discount rate. The fair value of each intangible asset is determined for comparison to the corresponding carrying value. If the carrying value of the asset exceeds its fair value, an impairment loss is recognized in an amount equal to the excess.

Based on our fiscal year 2022 annual impairment analysis for indefinite-lived intangible assets, we concluded that the fair value of our trademark indefinite-lived intangible asset and brand name indefinite-lived intangible asset exceeded their respective carrying values by substantial margins. These margins would not be materially impacted by a 5% increase in the discount rate. The recoverability of our indefinite-lived intangible assets could be impacted if estimated future cash flows are not achieved.

During fiscal year 2021, the Company implemented rebranding initiatives related to the integration of a trade name acquired as part of an earlier acquisition. As a result of the rebranding initiatives, the Company recognized an impairment charge of $7 million, which was included in restructuring costs and asset impairment charges in the Company's Consolidated Statements of Comprehensive Income. During 2020, the Company also recognized $9 million of asset impairment charges related to COVID-19's adverse impacts on the fair value of certain trade names acquired as part of the 2019 Food Group acquisition.

Due to the many variables inherent in estimating fair value and the relative size of the indefinite-lived intangible assets, differences in assumptions could have a material effect on the results of the Company's impairment analysis in future periods.

Vendor Consideration

We participate in various rebate and promotional incentives with our suppliers, primarily through purchase-based programs. The amount and timing of recognition of consideration under these incentives requires management judgment and estimates. Consideration under these incentives is estimated during the year based on historical and forecasted purchasing activity, as our obligations under the programs are fulfilled primarily when products are purchased. Consideration is typically received in the form of invoice deductions, or less often in the form of cash payments. Changes in the estimated amount of incentives earned are treated as changes in estimates and are recognized in the period of change. Historically, adjustments to our estimates for vendor consideration or related allowances have not been significant, and we do not expect adjustments to our estimates for vendor consideration or related allowances to be significant in the next 12 months.

Income Taxes

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the consolidated financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We record net deferred tax assets to the extent we believe these assets will more likely than not be realized.

An uncertain tax position is recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Uncertain tax positions are recorded at the largest amount that is more likely than not to be sustained. We adjust the amounts recorded for uncertain tax positions when our judgment changes as a result of the evaluation of new information not previously available. These differences are reflected as increases or decreases to income tax expense in the period in which they are determined. The Company estimates it is reasonably possible that the liability for unrecognized tax benefits will decrease by up to $15 million in the next 12 months as a result of the completion of various tax audits currently in process and the expiration of the statute of limitations in several jurisdictions. Our uncertain tax positions contain uncertainties because management is required to make assumptions and to apply judgment in estimating the exposures associated with our various filing positions. We believe that the judgments and estimates discussed herein are reasonable; however, actual results could differ, and we may be exposed to losses or gains that could be material. To the extent we prevail in matters for which an uncertain tax position has been established, or pay amounts in excess of recorded positions, our effective income tax rate could be materially affected. An unfavorable tax settlement would generally require use of our cash and may result in an increase in our effective tax rate in the period of resolution. A favorable tax settlement may be recognized as a reduction in our effective income tax rate in the period of resolution.

Recent Accounting Pronouncements

For a discussion of recent accounting pronouncements, see Note 3, Recent Accounting Pronouncements, in our consolidated financial statements.

Item 7A.   Quantitative and Qualitative Disclosures about Market Risk

We are exposed to certain risks arising from both our business operations and overall economic conditions. Our market risks include interest rate risk and fuel price risk. We do not enter into derivatives or other financial instruments for trading or speculative purposes.

Interest Rate Risk

Our debt exposes us to risk of fluctuations in interest rates. Floating rate debt, where the interest rate fluctuates periodically, exposes us to short-term changes in market interest rates. Fixed rate debt, where the interest rate is fixed over the life of the instrument, exposes us to changes in market interest rates reflected in the fair value of the debt and to the risk that we may need to refinance maturing debt with new debt at higher rates. We manage our debt portfolio to achieve an overall desired position of fixed and floating rates and may employ interest rate swaps as a tool to achieve that position. We have in the past entered into interest rate swap agreements to limit our exposure to variable interest rate terms, the most recent of which expired on July 31, 2021. We may, in the future, again enter into interest rate swaps, the risks of which include changes in the interest rates affecting the fair value of such instruments, potential increases in interest expense due to market increases in floating interest rates and the creditworthiness of the counterparties.

Approximately 42% of the principal amount of our debt bore interest at floating rates based on LIBOR, SOFR or an alternative base rate, as defined in our credit agreements, as of December 31, 2022. A hypothetical 1% change in the applicable rate would cause the interest expense on our floating rate debt to change by approximately $20 million per year (see Note 11, Debt, in our consolidated financial statements). On March 5, 2021, the IBA, the administrator of LIBOR, announced that it will cease publication of U.S. dollar LIBOR tenors as of June 30, 2023 (instead of December 31, 2021), for the most common tenors (overnight and one, three, six and twelve months) and it will cease publication of U.S. dollar LIBOR tenors for less common tenors (one week and two months) as well as all tenors of non-U.S. dollar LIBOR as of December 31, 2021. We are unable to predict the impact of using alternative reference rates and corresponding rate risk as of this time.

Fuel Price Risk

We are also exposed to risk due to fluctuations in the price and availability of diesel fuel. We require significant quantities of diesel fuel for our vehicle fleet, and the price and supply of diesel fuel are unpredictable and fluctuate based on events outside our control, including geopolitical developments, supply and demand for oil and gas, regional production patterns, weather conditions and environmental concerns. Increases in the cost of diesel fuel can negatively affect consumer confidence and discretionary spending and increase the prices we pay for products, and the costs we incur to deliver products to our customers.

Fuel costs related to outbound deliveries approximated $195 million during the fiscal year ended December 31, 2022. Our activities to minimize fuel cost risk include route optimization, improving fleet utilization and assessing fuel surcharges. We typically directly offset approximately 40% of the increases in fuel costs through fuel surcharges to customers. We also enter into forward purchase commitments for a portion of our projected diesel fuel requirements. As of December 31, 2022, we had diesel fuel forward purchase commitments totaling $41 million, which fix approximately 22% of our projected diesel fuel purchase needs through December 2023.

Using current published market price projections for diesel and estimated fuel consumption needs, a hypothetical 10% unfavorable change in diesel prices from the market price could result in approximately $17 million in additional fuel cost on uncommitted volumes through December 2023.

Item 8.   Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of US Foods Holding Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of US Foods Holding Corp. and subsidiaries (the "Company") as of December 31, 2022 and January 1, 2022, the related consolidated statements of comprehensive income, shareholders' equity, and cash flows, for each of the three fiscal years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and January 1, 2022, and the results of its operations and its cash flows for each of the three fiscal years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 16, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Vendor Consideration and Receivables - Refer to Note 2 to the financial statements.

Critical Audit Matter Description

The Company receives rebates and incentives from certain suppliers, primarily through purchase-based programs. Consideration earned under these incentives is estimated during the year based on purchasing activity, as obligations under the program are fulfilled primarily as products are purchased. Consideration is typically received in the form of invoice deductions to be applied against the amounts owed to the Company's vendors, or less often in the form of cash payments. The purchase-based incentives are recorded as a reduction to inventory as they are earned based on inventory purchases. As the related inventory is sold, the amounts are recorded as a reduction to cost of goods sold.

Total vendor receivables were $143 million at December 31, 2022. Although many of these incentives are under long-term agreements others are negotiated on an annual basis or shorter.

We identified vendor consideration as a critical audit matter due to the extent of audit effort required to evaluate whether vendor consideration is recorded in accordance with the terms of the vendor agreements.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the evaluation of the vendor agreements included the following, among others:

- We tested the design and operating effectiveness of controls over the calculation of the amount recorded and the accuracy of the agreement information input in the system utilized to calculate the amount of vendor consideration recorded.

- We selected a sample of vendor consideration recorded and (1) confirmed the amount recorded directly with the vendors or (2) recalculated vendor consideration amounts recorded by the Company using the terms of the executed vendor agreement.

- We selected a sample of inventory on hand and evaluated whether the related vendor consideration was properly recognized at and during the period ended December 31, 2022.

- We tested the amount of vendor consideration recorded as a reduction to inventory by developing an independent expectation for the amount based on historical ratios experienced by the Company and comparing our expectation to the amount recorded in the current year.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
February 16, 2023

We have served as the Company's auditor since 2006.

US FOODS HOLDING CORP.
CONSOLIDATED BALANCE SHEETS
(In millions, except par value)

	December 31, 2022	January 1, 2022
ASSETS		
Current assets:		
Cash and cash equivalents	$ 211	$ 148
Accounts receivable, less allowances of $30 and $33	1,705	1,469
Vendor receivables, less allowances of $8 and $7	143	145
Inventories—net	1,616	1,686
Prepaid expenses	124	120
Assets held for sale	2	8
Other current assets	19	18
Total current assets	3,820	3,594
Property and equipment—net	2,171	2,033
Goodwill	5,625	5,625
Other intangibles—net	785	830
Deferred tax assets	—	8
Other assets	372	431
Total assets	$ 12,773	$ 12,521
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Cash overdraft liability	$ 175	$ 183
Accounts payable	1,855	1,662
Accrued expenses and other current liabilities	650	610
Current portion of long-term debt	116	95
Total current liabilities	2,796	2,550
Long-term debt	4,738	4,916
Deferred tax liabilities	298	307
Other long-term liabilities	446	479
Total liabilities	8,278	8,252
Commitments and contingencies (Note 22)		
Mezzanine equity:		
Series A convertible preferred stock, $0.01 par value—25 shares authorized; 0.5 issued and outstanding as of December 31, 2022 and January 1, 2022	534	534
Shareholders' equity:		
Common stock, $0.01 par value—600 shares authorized; 225 and 223 issued and outstanding as of December 31, 2022 and January 1, 2022, respectively	2	2
Additional paid-in capital	3,036	2,970
Retained earnings	1,010	782
Accumulated other comprehensive loss	(73)	(19)
Treasury Stock, .5 and 0 shares, respectively	(14)	—
Total shareholders' equity	3,961	3,735
Total liabilities, mezzanine equity and shareholders' equity	$ 12,773	$ 12,521

See Notes to Consolidated Financial Statements.

US FOODS HOLDING CORP.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In millions, except per share data)

	Fiscal Years Ended		
	December 31, 2022	January 1, 2022	January 2, 2021
Net sales	$ 34,057	$ 29,487	$ 22,885
Cost of goods sold	28,565	24,832	19,166
Gross profit	5,492	4,655	3,719
Operating expenses:			
Distribution, selling and administrative costs	4,886	4,220	3,757
Restructuring costs and asset impairment charges	12	11	39
Total operating expenses	4,898	4,231	3,796
Operating income (loss)	594	424	(77)
Other income—net	(22)	(26)	(21)
Interest expense—net	255	213	238
Loss on extinguishment of debt	—	23	—
Income (loss) before income taxes	361	214	(294)
Income tax provision (benefit)	96	50	(68)
Net income (loss)	265	164	(226)
Other comprehensive income (loss)—net of tax:			
Changes in retirement benefit obligations	(54)	10	23
Recognition of interest rate swaps	—	5	(3)
Comprehensive income (loss)	$ 211	$ 179	$ (206)
Net income (loss)	$ 265	$ 164	$ (226)
Series A convertible preferred stock dividends	(37)	(43)	(28)
Net income (loss) available to common shareholders	$ 228	$ 121	$ (254)
Net income (loss) per share:			
Basic	$ 1.02	$ 0.55	$ (1.15)
Diluted	$ 1.01	$ 0.54	$ (1.15)
Weighted-average common shares outstanding			
Basic	224	222	220
Diluted	226	225	220

See Notes to Consolidated Financial Statements.

US FOODS HOLDING CORP.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In millions)

	Number of Common Shares	Common Shares at Par Value	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
BALANCE-December 28, 2019	220	$ 2	$ 2,845	$ 916	$ —	$ (54)	$ 3,709
Share-based compensation expense	—	—	40	—	—	—	40
Proceeds from employee stock purchase plan	1	—	18	—	—	—	18
Exercise of stock options	—	—	3	—	—	—	3
Tax withholding payments for net share-settled equity awards	—	—	(5)	—	—	—	(5)
Series A convertible preferred stock dividends	—	—	—	(28)	—	—	(28)
Changes in retirement benefit obligations, net of income tax	—	—	—	—	—	23	23
Recognition of interest rate swaps, net of income tax	—	—	—	—	—	(3)	(3)
Adoption of ASU 2016-13 (Note 6)	—	—	—	(1)	—	—	(1)
Net loss	—	—	—	(226)	—	—	(226)
BALANCE-January 2, 2021	221	$ 2	$ 2,901	$ 661	$ —	$ (34)	$ 3,530
Share-based compensation expense	—	—	48	—	—	—	48
Proceeds from employee stock purchase plan	1	—	20	—	—	—	20
Vested restricted stock units, net	1	—	—	—	—	—	—
Exercise of stock options	—	—	15	—	—	—	15
Tax withholding payments for net share-settled equity awards	—	—	(14)	—	—	—	(14)
Series A convertible preferred stock dividends	—	—	—	(43)	—	—	(43)
Changes in retirement benefit obligations, net of income tax	—	—	—	—	—	10	10
Recognition of interest rate swaps, net of income tax	—	—	—	—	—	5	5
Net income	—	—	—	164	—	—	164
BALANCE-January 1, 2022	223	$ 2	$ 2,970	$ 782	$ —	$ (19)	$ 3,735
Share-based compensation expense	—	—	45	—	—	—	45
Proceeds from employee stock purchase plan	—	—	22	—	—	—	22
Vested restricted stock units, net	1	—	—	—	—	—	—
Exercise of stock options	1	—	15	—	—	—	15
Tax withholding payments for net share-settled equity awards	—	—	(16)	—	—	—	(16)
Series A convertible preferred stock dividends	—	—	—	(37)	—	—	(37)
Changes in retirement benefit obligations, net of income tax	—	—	—	—	—	(54)	(54)
Stock repurchased	—	—	—	—	(14)	—	(14)
Net income	—	—	—	265	—	—	265
BALANCE-December 31, 2022	225	$ 2	$ 3,036	$ 1,010	$ (14)	$ (73)	$ 3,961

See Notes to Consolidated Financial Statements.

41

US FOODS HOLDING CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)

	Fiscal Years Ended		
	December 31, 2022	January 1, 2022	January 2, 2021
Cash flows from operating activities:			
Net income (loss)	$ 265	$ 164	$ (226)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	372	378	422
Gain on disposal of property and equipment, net	(5)	(1)	(17)
Tangible asset impairment charges	10	1	3
Intangible asset impairment charges	—	7	9
Loss on extinguishment of debt	—	23	—
Amortization of deferred financing costs	12	15	16
Deferred tax provision (benefit)	17	38	(51)
Share-based compensation expense	45	48	40
Provision (benefit) for doubtful accounts	6	(24)	63
Changes in operating assets and liabilities, net of business acquisitions:			
(Increase) decrease in receivables	(240)	(386)	334
Decrease (increase) in inventories	70	(413)	201
(Increase) decrease in prepaid expenses and other assets	(24)	4	(30)
Increase (decrease) in accounts payable and cash overdraft liability	193	471	(339)
Increase (decrease) in accrued expenses and other liabilities	44	94	(12)
Net cash provided by operating activities	765	419	413
Cash flows from investing activities:			
Acquisition of businesses—net of cash	—	—	(972)
Proceeds from sales of divested assets	—	5	7
Proceeds from sales of property and equipment	10	7	44
Purchases of property and equipment	(265)	(274)	(189)
Net cash used in investing activities	(255)	(262)	(1,110)
Cash flows from financing activities:			
Proceeds from debt borrowings	1,207	2,305	3,645
Principal payments on debt and financing leases	(1,620)	(3,105)	(2,692)
Net proceeds from issuance of Series A convertible preferred stock	—	—	491
Dividends paid on Series A convertible preferred stock	(37)	(28)	—
Debt financing costs and fees	(4)	(30)	(33)
Repurchase of common stock	(14)	—	—
Proceeds from employee stock purchase plan	22	20	18
Proceeds from exercise of stock options	15	15	3
Tax withholding payments for net share-settled equity awards	(16)	(14)	(5)
Net cash (used in) provided by financing activities	(447)	(837)	1,427
Net (decrease) increase in cash, cash equivalents and restricted cash	63	(680)	730
Cash, cash equivalents and restricted cash—beginning of year	148	828	98
Cash, cash equivalents and restricted cash—end of year	$ 211	$ 148	$ 828
Supplemental disclosures of cash flow information:			
Interest paid—net of amounts capitalized	$ 243	$ 185	$ 216
Income taxes paid (received)—net	68	1	(1)
Property and equipment purchases included in accounts payable	36	40	21
Property and equipment transferred to assets held for sale	—	11	24
Leased assets obtained in exchange for financing lease liabilities	207	56	73
Leased assets obtained in exchange for operating lease liabilities	41	32	48
Cashless exercise of stock options	1	1	—
Paid-in-kind Series A convertible preferred stock dividends	—	15	28

See Notes to Consolidated Financial Statements.

US FOODS HOLDING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in tables in millions, except share and per share data, unless otherwise noted)

1. OVERVIEW AND BASIS OF PRESENTATION

US Foods Holding Corp., a Delaware corporation, and its consolidated subsidiaries are referred to in these consolidated financial statements and notes as "we," "our," "us," the "Company," or "US Foods." US Foods Holding Corp. conducts all of its operations through its wholly owned subsidiary US Foods, Inc. ("USF") and its subsidiaries. All of the Company's indebtedness, as further described in Note 11, Debt, is a direct obligation of USF and its subsidiaries.

Business Description—The Company, through USF, operates in one business segment in which it markets, sells, and distributes fresh, frozen and dry food and non-food products to foodservice customers throughout the U.S. These customers include independently owned single and multi-unit restaurants, regional concepts, national restaurant chains, hospitals, nursing homes, hotels and motels, country clubs, government and military organizations, colleges and universities and retail locations.

Basis of Presentation—The Company operates on a 52 or 53-week fiscal year, with all periods ending on a Saturday. When a 53-week fiscal year occurs, the Company reports the additional week in the fiscal fourth quarter. The fiscal years ended December 31, 2022 and January 1, 2022, referred to herein as fiscal years 2022 and 2021, respectively, were 52-week fiscal years. The fiscal year ended January 2, 2021, referred to herein as fiscal year 2020, was a 53-week fiscal year.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation—The Company's consolidated financial statements include the accounts of US Foods and its wholly owned subsidiary, USF, and its subsidiaries. Intercompany transactions have been eliminated in consolidation.

Use of Estimates—The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the U.S. ("GAAP"). This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents—The Company considers all highly liquid investments purchased with an original maturity of three or fewer months to be cash equivalents.

Accounts Receivable—Accounts receivable represent amounts due from customers in the ordinary course of business and are recorded at the invoiced amount and do not bear interest. Receivables are presented net of the allowance for doubtful accounts in the Company's accompanying Consolidated Balance Sheets. The Company performs on-going credit evaluations of its customers and adjusts credit limits based upon payment history and the customer's current credit worthiness, as determined by the review of their current credit information. Collections and payments from customers are continuously monitored. The Company evaluates the collectability of its accounts receivable and determines the appropriate allowance for doubtful accounts based on a combination of factors. The Company maintains an allowance for doubtful accounts, which is based upon historical experience, future expected losses, as well as specific customer collection issues that have been identified. The Company uses specific criteria to determine uncollectible receivables to be written off, including bankruptcy, accounts referred to outside parties for collection, and accounts past due over specified periods.

Vendor Consideration and Receivables—The Company participates in various rebate and promotional incentives with its suppliers, primarily through purchase-based programs. Consideration earned is estimated during the year as the Company's obligations under the programs are fulfilled, which is primarily when products are purchased. Changes in the estimated amount of incentives earned are recognized in the period of change.

Vendor consideration is typically deducted from invoices or collected in cash within 30 days of being earned. Vendor receivables represent the uncollected balance of vendor consideration. Since collections occur primarily from deducting the consideration from the amounts due to the vendor, the Company does not experience significant collectability issues. The Company evaluates the collectability of its vendor receivables based on specific vendor information and vendor collection history.

Inventories—The Company's inventories, consisting mainly of food and other food-related products, are primarily considered finished goods. Inventory costs include the purchase price of the product, freight costs to deliver it to the Company's distribution and retail facilities, and depreciation and labor related to processing facilities and equipment, and are net of certain cash or non-cash consideration received from vendors. The Company assesses the need for valuation allowances for slow-moving, excess and obsolete inventories by estimating the net recoverable value of such goods based upon inventory category, inventory age, specifically identified items, and overall economic conditions.

The Company records inventories at the lower of cost or market primarily using the last-in, first-out ("LIFO") method, except for Smart Foodservice, as further described in Note 5, Business Acquisitions, which uses the retail method of inventory accounting. For our LIFO based inventories, the base year values of beginning and ending inventories are determined using the inventory price index computation method. This "links" current costs to original costs in the base year when the Company adopted LIFO. As of December 31, 2022 and January 1, 2022, LIFO reserves in the Company's Consolidated Balance Sheets were $489 million and $342 million, respectively. As a result of changes in LIFO reserves, cost of goods sold increased $147 million, $165 million and $25 million in fiscal years 2022, 2021 and 2020, respectively.

Property and Equipment—Property and equipment are stated at cost. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of the assets, which range from 3 to 40 years. Property and equipment under financing leases and leasehold improvements are amortized on a straight-line basis over the shorter of the remaining term of the related lease or the estimated useful lives of the assets.

Routine maintenance and repairs are charged to expense as incurred. Applicable interest charges incurred during the construction of new facilities or development of software for internal use are capitalized as one of the elements of cost and are amortized over the useful life of the respective assets.

Property and equipment held and used by the Company are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. For purposes of evaluating the recoverability of property and equipment, the Company compares the carrying value of the asset or asset group to the estimated, undiscounted future cash flows expected to be generated by the long-lived asset or asset group. If the future cash flows do not exceed the carrying value, the carrying value is compared to the fair value of such asset. If the carrying value exceeds the fair value, an impairment charge is recorded for the excess.

The Company also assesses the recoverability of its vacant land and closed facilities actively marketed for sale. If an asset's carrying value exceeds its fair value, less an estimated cost to sell, an impairment charge is recorded for the excess. Assets held for sale are not depreciated.

Impairments resulting from restructuring activities are recorded as a component of restructuring costs and asset impairment charges in the Company's Consolidated Statements of Comprehensive Income, and a reduction of the asset's carrying value in the Company's Consolidated Balance Sheets.

Goodwill and Other Intangible Assets—Goodwill includes the cost of acquired businesses in excess of the fair value of the tangible and other intangible net assets acquired. Other intangible assets include customer relationships, amortizable trade names, the brand names comprising the Company's portfolio of exclusive brands, and trademarks. Brand names and trademarks are indefinite-lived intangible assets and, accordingly, are not subject to amortization, but are subject to impairment assessments as described below.

The Company assesses goodwill and other intangible assets with indefinite lives for impairment annually, or more frequently if events occur that indicate an asset may be impaired. For goodwill and indefinite-lived intangible assets, the Company's policy is to assess for impairment as of the beginning of each fiscal third quarter. For intangible assets with definite lives, the Company assesses impairment only if events occur that indicate that the carrying amount of an asset may not be recoverable. The reporting unit used in assessing goodwill impairment is the Company's one business segment as described in Note 24, and all goodwill is assigned to the consolidated Company.

Impairments are recorded as a component of restructuring costs and asset impairment charges in the Company's Consolidated Statements of Comprehensive Income, and a reduction of the asset's carrying value in the Company's Consolidated Balance Sheets.

Self-Insurance Programs—The Company estimates its liabilities for claims covering general, fleet, and workers' compensation. Amounts in excess of certain levels, which range from $1 million to $10 million per occurrence, are insured as a risk reduction strategy to mitigate catastrophic losses. The workers' compensation liability is discounted, as the amount and timing of cash payments is reliably determinable given the nature of benefits and the level of historic claim volume to support the actuarial assumptions and judgments used to derive the expected loss payment pattern. The amount accrued is discounted using an interest rate that approximates the U.S. Treasury rate consistent with the duration of the liability. The inherent uncertainty of future loss projections could cause actual claims to differ from our estimates.

We are primarily self-insured for group medical claims not covered under multiemployer health plans covering certain of our union-represented employees. The Company accrues its self-insured medical liability, including an estimate for incurred but not reported claims, based on known claims and past claims history. These accruals are included in accrued expenses and other current liabilities and other long-term liabilities in the Company's Consolidated Balance Sheets.

Share-Based Compensation—The Company measures compensation expense for share-based awards at fair value as of the date of grant, and recognizes compensation expense over the service period for awards, and as applicable based upon predetermined financial performance conditions for performance share-based awards. Forfeitures are recognized as incurred. Fair value of each Option is estimated as of the date of grant using a Black-Scholes option-pricing model, the fair value of all other awards is the closing price per share for the Company's common stock as reported on the New York Stock Exchange. Prior to the Company's 2016 initial public offering, the grant date fair value of share-based awards was measured as of the end of each fiscal quarter using the combination of a market and income approach. The fair value was applied to all stock and stock award activity in the subsequent fiscal quarter. Shares issued as a result of stock options exercises will be funded with the issuance of new shares.

Compensation expense related to our employee stock purchase plan, which allows eligible employees to purchase our common stock at a discount of 15% represents the difference between the fair market value as of acquisition date and the employee purchase price.

Treasury Stock— The company records treasury stock purchases at cost.

Business Acquisitions—The Company accounts for business acquisitions under the acquisition method. Assets acquired and liabilities assumed are recorded at fair value as of the acquisition date. The operating results of the acquired companies are included in the Company's consolidated financial statements from the date of acquisition.

Cost of Goods Sold—Cost of goods sold includes amounts paid to vendors for products sold, net of vendor consideration, including in-bound freight necessary to bring the products to the Company's distribution facilities. Depreciation related to processing facilities and equipment is presented in cost of goods sold. Because the majority of the inventories are finished goods, depreciation related to warehouse facilities and equipment is presented in distribution, selling and administrative costs. See "Inventories" above for discussion of the LIFO impact on cost of goods sold.

Shipping and Handling Costs—Shipping and handling costs, which include costs related to the selection of products and their delivery to customers, are presented in distribution, selling and administrative costs. Shipping and handling costs were $2.3 billion, $2.0 billion, and $1.7 billion in fiscal years 2022, 2021 and 2020, respectively.

Income Taxes—The Company accounts for income taxes under the asset and liability method. This requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the Company's consolidated financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income during the period that includes the enactment date. Net deferred tax assets are recorded to the extent the Company believes these assets will more likely than not be realized.

An uncertain tax position is recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Uncertain tax positions are recorded at the largest amount that is more likely than not to be sustained. The Company adjusts the amounts recorded for uncertain tax positions when its judgment changes, as a result of evaluating new information not previously available. These differences are reflected as increases or decreases to income tax expense (benefit) in the period in which they are determined.

Derivative Financial Instruments—The Company has utilized derivative financial instruments to assist in managing its exposure to variable interest rates on certain borrowings. The Company does not enter into derivatives or other financial instruments for trading or speculative purposes. The Company is not currently party to any interest rate swap agreements.

In the normal course of business, the Company enters into forward purchase agreements to procure fuel, electricity and product commodities related to its business. These agreements often meet the definition of a derivative. However, the Company does not measure its forward purchase commitments at fair value as the amounts under contract meet the physical delivery criteria in the normal purchase exception.

Concentration Risks—Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash equivalents and accounts receivable. The Company's cash equivalents are invested primarily in money market funds at major financial institutions. The account balances at these institutions may exceed Federal Deposit Insurance Corporation ("FDIC") insurance coverage, and as a result, there may be a concentration of risk related to amounts invested in excess of FDIC insurance coverage. Credit risk related to accounts receivable is dispersed across a significantly large number of customers located throughout the U.S. The Company attempts to reduce credit risk through initial and ongoing credit evaluations of its customers' financial condition. There were no receivables from any one customer representing more than 5% of our consolidated gross accounts receivable as of December 31, 2022.

3.   **RECENT ACCOUNTING PRONOUNCEMENTS**

Recently Adopted Accounting Pronouncements

In August 2020, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2020-06, *Accounting for Convertible Instruments and Contracts in an Entity's Own Equity*, which simplifies the accounting for convertible instruments by removing the separation models for (1) convertible debt with a cash conversion feature and (2) convertible instruments with a beneficial conversion feature. As a result, convertible debt will be accounted for as a single liability measured at its amortized cost. Additionally, the new guidance requires the application of the if-converted method to calculate the impact of convertible instruments on diluted earnings per share. This guidance is effective for fiscal years beginning after December 15, 2021. The Company adopted the provisions of ASU No. 2020-06 at the beginning of the first quarter of fiscal year 2022, with no impact on our financial position, results of operations, cash flows or diluted earnings per share reporting.

In October 2021, the FASB issued ASU No. 2021-08 *Accounting for Contract Assets and Contract Liabilities from Contracts with Customers*, which amends Accounting Standards Codification ("ASC") 805 to require an acquirer to, at the date of acquisition, recognize and measure contract assets and contract liabilities acquired in accordance with ASU 2014-9, *Revenue from Contracts with Customers (Topic 606)*. The guidance is effective for fiscal years beginning after December 15, 2022, with early adoption permitted, and is to be applied prospectively to business combinations occurring on or after adoption of the new guidance. The Company adopted the provisions of ASU No. 2021-08 at the beginning of the first quarter of fiscal year 2022, with no impact on our financial position, results of operations or cash flows.

4. **REVENUE RECOGNITION**

The Company recognizes revenue when the performance obligation is satisfied, which occurs when a customer obtains control of the promised goods or services. The amount of revenue recognized reflects the consideration which the Company expects to be entitled to receive in exchange for these goods or services. The Company generates substantially all of its revenue from the distribution and sale of food and food-related products and recognizes revenue when title and risk of loss passes and the customer accepts the goods, which occurs at delivery. Customer sales incentives such as volume-based rebates or discounts are treated as a reduction of revenue at the time the revenue is recognized. Sales taxes invoiced to customers and remitted to governmental authorities are excluded from net sales. Shipping and handling costs are treated as fulfillment costs and included in distribution, selling and administrative costs.

The Company did not have any material outstanding performance obligations, contract liabilities or capitalized contract acquisition costs as of December 31, 2022 or January 1, 2022. Customer receivables, which are included in accounts receivable, less allowances for doubtful accounts in the Company's Consolidated Balance Sheets, were $1.7 billion and $1.5 billion as of December 31, 2022 and January 1, 2022, respectively.

The Company has certain customer contracts under which incentives are paid upfront to its customers. These payments have become industry practice and are not related to financing any customer's business, nor are these costs associated with any distinct good or service to be received from any customer. These incentive payments are capitalized in prepaid expenses and other assets and amortized as a reduction of revenue over the life of the contract or as goods or services are transferred to the customer. The Company's contract assets for these upfront payments were $29 million and $27 million included in prepaid expenses in the Company's Consolidated Balance Sheets as of December 31, 2022 and January 1, 2022, respectively, and $31 million and $26 million included in other assets in the Company's Consolidated Balance Sheets as of December 31, 2022 and January 1, 2022, respectively.

The following table presents the disaggregation of revenue for each of the Company's principal product categories:

	2022	2021	2020
Meats and seafood	$ 12,375	$ 11,245	$ 8,131
Dry grocery products	5,758	4,979	3,931
Refrigerated and frozen grocery products	5,253	4,453	3,583
Dairy	3,564	2,801	2,394
Equipment, disposables and supplies	3,536	3,090	2,455
Produce	1,840	1,454	1,205
Beverage products	1,731	1,465	1,186
Total Net sales	$ 34,057	$ 29,487	$ 22,885

5. **BUSINESS ACQUISITIONS**

Smart Foodservice Acquisition—On April 24, 2020, USF completed the acquisition of Smart Stores Holding Corp., a Delaware corporation ("Smart Foodservice"), from funds managed by affiliates of Apollo Global Management, Inc. Total consideration paid at the closing of the acquisition (net of cash acquired) was $972 million. At the time of the acquisition, Smart Foodservice operated 70 small-format cash and carry stores across California, Idaho, Montana, Nevada, Oregon, Utah, and Washington that serve small and mid-sized restaurants and other food business customers. The acquisition of Smart Foodservice expanded the Company's cash and carry business in the West and Northwest parts of the U.S.

USF financed the Smart Foodservice acquisition with a $700 million incremental senior secured term loan borrowed in April 2020 (the "2020 Incremental Term Loan Facility"), and with cash on hand. The assets, liabilities and results of operations of Smart Foodservice have been included in the Company's consolidated financial statements since the date the acquisition was completed.

The following table summarizes the final purchase price allocation recognized for the Smart Foodservice acquisition as of April 24, 2020. The decrease in goodwill from January 2, 2021 to January 1, 2022 was due to the finalization of deferred income taxes associated with the acquisition in the first quarter of fiscal year 2021.

	Purchase Price Allocation
Accounts receivable	$ 5
Inventories	43
Other current assets	24
Property and equipment	84
Goodwill[1]	895
Other intangibles[2]	14
Other assets	145
Accounts payable	(38)
Accrued expenses and other current liabilities	(32)
Deferred income taxes	(8)
Other long-term liabilities, including financing leases	(160)
Cash paid for acquisition	$ 972

(1) Goodwill recognized is primarily attributable to intangible assets that do not qualify for separate recognition, as well as expected synergies from the combined company. The acquired goodwill is not deductible for U.S. federal income tax purposes.
(2) Other intangibles consist of a trade name of $14 million with an estimated useful life of approximately 1 year.

Smart Foodservice acquisition and integration related costs included in distribution, selling and administrative costs in the Company's Consolidated Statements of Comprehensive Income were $16 million, $15 million, and $21 million during fiscal years 2022, 2021, and 2020, respectively.

Pro Forma Financial Information—The following table presents the Company's unaudited pro forma consolidated net sales, net income and earnings per share ("EPS") for fiscal year 2020. The unaudited pro forma financial information presents the combined results of operations as if the acquisition and related financing of Smart Foodservice had occurred as of December 30, 2018 which date represents the first day of the Company's fiscal year that preceded the year of acquisition.

	2020 (Unaudited)
Pro forma net sales	$ 23,258
Pro forma net loss available to common shareholders	$ (225)
Pro forma net loss per share:	
Basic	$ (1.02)
Diluted	$ (1.02)

The unaudited pro forma financial information above includes adjustments for: (1) incremental depreciation expense related to fair value increases of certain acquired property and equipment, (2) amortization expense related to the fair value of amortizable intangible assets acquired, (3) interest expense related to the term loan facilities and revolving credit facilities used to finance the acquisitions, (4) the elimination of acquisition-related costs that were included in the Company's historical results, and (5) adjustments to the income tax provision based on pro forma results of operations. No effect has been given to potential synergies, operating efficiencies or costs arising from the integration of Smart Foodservice with our previously existing operations or the standalone cost estimates and estimated costs incurred by their former respective parent companies. Accordingly, the unaudited pro forma financial information is not necessarily indicative of the operating results that would have been achieved had the pro forma events taken place on the date indicated. Further, the pro forma financial information does not purport to project the Company's future consolidated results of operations following the acquisitions.

6. ALLOWANCE FOR DOUBTFUL ACCOUNTS

Since mid-March 2020, our business has been significantly impacted by the COVID-19 pandemic. Due to the impact that the COVID-19 pandemic was expected to have on our customers, particularly our restaurant and hospitality customers, and to reflect the increased collection risk associated with our customers, we significantly increased our allowance for doubtful accounts in 2020. Since that initial charge in 2020, due to more favorable than anticipated collections on our pre-COVID-19 accounts receivable, we reduced our allowance for doubtful accounts. All pre-COVID-19 accounts receivable have been collected or written off by the end of fiscal year 2022.

A summary of the activity in the allowance for doubtful accounts for the last three fiscal years is as follows:

	2022	2021	2020
Balance as of beginning of year	$ 33	$ 67	$ 30
Charged (benefit) to costs and expenses, net	6	(24)	63
Adoption of ASU 2016-13	—	—	1
Customer accounts written off—net of recoveries	(9)	(10)	(27)
Balance as of end of year	$ 30	$ 33	$ 67

This table excludes the vendor receivable related allowance for doubtful accounts of $8 million, $7 million, and $5 million as of December 31, 2022, January 1, 2022, and January 2, 2021, respectively.

At the beginning of fiscal year 2020, the Company adopted the provisions of ASU 2016-13 *Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, which resulted in the recording of a cumulative-effect adjustment to retained earnings of $1 million.

7. ASSETS HELD FOR SALE

The Company classifies its vacant land and closed facilities as assets held for sale at the time management commits to a plan to sell the asset, the asset is actively marketed and available for immediate sale, and the sale is expected to be completed within one year. Due to market conditions, certain assets may be classified as assets held for sale for more than one year as the Company continues to actively market the assets.

During fiscal year 2022, no excess facilities or vacant land previously held for future use were transferred to assets held for sale. The Company sold vacant land for cash proceeds of $5 million, resulting in a gain on sale of $2 million, which was included in distribution, selling and administrative costs in the Company's Consolidated Statements of Comprehensive Income. The Company also sold one excess facility for aggregate cash proceeds of $1 million which approximated the carrying value.

During fiscal year 2021, two excess facilities and vacant land previously held for future use were transferred to assets held for sale. The Company sold one facility for cash proceeds of $4 million, which approximated the carrying value.

The changes in assets held for sale for fiscal years 2022 and 2021 were as follows:

	2022	2021
Balance as of beginning of year	$ 8	$ 1
Transfers in	—	11
Assets sold	(6)	(4)
Balance as of end of the year	$ 2	$ 8

8. PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2022 and January 1, 2022 consisted of the following:

	December 31, 2022	January 1, 2022	Range of Useful Lives
Land	$ 397	$ 379	
Buildings and building improvements	1,713	1,508	5–40 years
Transportation equipment	1,340	1,250	5–10 years
Warehouse equipment	569	520	5–12 years
Office equipment, furniture and software	1,056	933	3–7 years
Construction in process	77	165	
	5,152	4,755	
Less accumulated depreciation and amortization	(2,981)	(2,722)	
Property and equipment—net	$ 2,171	$ 2,033	

Transportation equipment included $575 million and $537 million of financing lease assets as of December 31, 2022 and January 1, 2022, respectively. Office equipment, furniture and software included $5 million of financing lease assets as of December 31, 2022. Buildings and building improvements included $78 million and $15 million of financing lease assets as of December 31, 2022 and January 1, 2022. Accumulated amortization of financing lease assets was $263 million and $261 million as of December 31, 2022 and January 1, 2022, respectively. Interest capitalized was not material in both fiscal years 2022 and 2021.

Depreciation and amortization expense of property and equipment, including amortization of financing lease assets, was $327 million, $323 million and $343 million for fiscal years 2022, 2021 and 2020, respectively.

9. GOODWILL AND OTHER INTANGIBLES

Goodwill includes the cost of acquired businesses in excess of the fair value of the tangible and other intangible net assets acquired. Other intangible assets include customer relationships, amortizable trade names, the brand names comprising the Company's portfolio of exclusive brands, and trademarks. Brand names and trademarks are indefinite-lived intangible assets and, accordingly, are not subject to amortization, but are subject to impairment assessments as described below.

Customer relationships and amortizable trade names are intangible assets with definite lives, and are carried at the acquired fair value less accumulated amortization. Customer relationships and amortizable trade names are amortized over the estimated useful lives (which range from approximately 3 to 15 years). Amortization expense was $45 million, $55 million and $79 million for fiscal years 2022, 2021 and 2020, respectively. The weighted-average remaining useful life of all definite lived intangibles was approximately nine years as of December 31, 2022. Amortization of these definite lived intangible assets is estimated to be $44 million for each of fiscal years 2023, 2024, 2025, 2026, and 2027, and $294 million in the aggregate thereafter.

Goodwill and other intangibles—net consisted of the following:

	December 31, 2022	January 1, 2022
Goodwill	$ 5,625	$ 5,625
Other intangibles—net		
Customer relationships—amortizable:		
Gross carrying amount	$ 655	$ 655
Accumulated amortization	(144)	(99)
Net carrying value	511	556
Trade names—amortizable:		
Gross carrying amount	4	4
Accumulated amortization	(1)	(1)
Net carrying value	3	3
Brand names and trademarks—not amortizing	271	271
Total other intangibles—net	$ 785	$ 830

The Company assesses for impairment of intangible assets with definite lives only if events occur that indicate that the carrying amount of an intangible asset may not be recoverable. The Company assesses goodwill and other intangible assets with indefinite lives for impairment annually, or more frequently if events occur that indicate an asset may be impaired. For goodwill and indefinite-lived intangible assets, the Company's policy is to assess for impairment as of the beginning of each fiscal third quarter. The Company completed its most recent annual impairment assessment for goodwill and indefinite-lived intangible assets as of the first day of the third quarter of fiscal year 2022, with no impairments noted.

For goodwill, the reporting unit used in assessing impairment is the Company's one business segment as described in Note 24, Business Information. The Company performed the annual goodwill impairment assessment using a qualitative approach to determine whether it is more likely than not that the fair value of goodwill is less than its carrying value. In performing the qualitative assessment, the Company identified and considered the significance of relevant key factors, events, and circumstances that affect the fair value of its goodwill. These factors include external factors such as market conditions, macroeconomic, and industry, as well as entity-specific factors, such as actual and planned financial performance. Based upon the Company's qualitative fiscal 2022 annual goodwill impairment analysis, the Company concluded that it is more likely than not that the fair value of goodwill exceeded its carrying value and there is no risk of impairment.

The Company's fair value estimates of the brand names and trademarks indefinite-lived intangible assets are based on a relief from royalty method. The fair value of these intangible assets is determined for comparison to the corresponding carrying value. If the carrying value of these assets exceeds its fair value, an impairment loss is recognized in an amount equal to the excess. Key assumptions used in the relief from royalty method included the long-term growth rates of future revenues, the royalty rate for such revenue, and a discount rate. These assumptions require significant judgment by management, and are therefore considered Level 3 inputs in the fair value hierarchy. Based upon the Company's fiscal year 2022 annual impairment analysis, the Company concluded the fair value of its brand names and trademarks exceeded its carrying value.

During fiscal year 2021, the Company implemented rebranding initiatives related to the integration of a trade name acquired as part of an earlier acquisition. As a result of the rebranding initiatives, the Company recognized an impairment charge of $7 million, which was included in restructuring costs and asset impairment charges in the Company's Consolidated Statements of Comprehensive Income. The remaining carrying value of the acquired trade name of $3 million was reclassified to trade names—amortizable and will be amortized with an estimated remaining useful life of 10 years. No other impairments were noted as part of the annual impairment assessment for fiscal year 2021.

Due to the adverse impacts of the COVID-19 pandemic in fiscal year 2020 on forecasted earnings and the discount rate utilized in our valuation models, the Company recognized impairment charges of $9 million related to two trade names acquired as part of an earlier acquisition.

Due to the many variables inherent in estimating fair value and the relative size of the recorded indefinite-lived intangible assets, differences in assumptions may have a material effect on the results of the Company's impairment analysis in future periods.

10. FAIR VALUE MEASUREMENTS

Certain assets and liabilities are carried at fair value under GAAP, under which fair value is a market-based measurement, not an entity-specific measurement. The Company's fair value measurements are based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, fair value accounting standards establish a fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

- Level 1—observable inputs, such as quoted prices in active markets

- Level 2—observable inputs other than those included in Level 1, such as quoted prices for similar assets and liabilities in active or inactive markets that are observable either directly or indirectly, or other inputs that are observable or can be corroborated by observable market data

- Level 3—unobservable inputs for which there is little or no market data, which require the reporting entity to develop its own assumptions

Any transfers of assets or liabilities between Level 1, Level 2, and Level 3 of the fair value hierarchy will be recognized as of the end of the reporting period in which the transfer occurs. There were no transfers between fair value levels in any of the periods presented below.

The Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2022 and January 1, 2022, aggregated by the level in the fair value hierarchy within which those measurements fall, were as follows:

	December 31, 2022			
	Level 1	Level 2	Level 3	Total
Assets				
Money market funds	$ 139	$ —	$ —	$ 139

	January 1, 2022			
	Level 1	Level 2	Level 3	Total
Assets				
Money market funds	$ 99	$ —	$ —	$ 99

There were no significant assets or liabilities on the Company's Consolidated Balance Sheets measured at fair value on a nonrecurring basis, except as further disclosed in Note 9, Goodwill and Other Intangibles.

Recurring Fair Value Measurements

Money Market Funds

Money market funds include highly liquid investments with an original maturity of three or fewer months. These funds are valued using quoted market prices in active markets and are classified under Level 1 within the fair value hierarchy.

Derivative Financial Instruments

The Company has in the past, and may in the future, use interest rate swaps, designated as cash flow hedges, to manage its exposure to interest rate movements in connection with its variable-rate debt. As of December 31, 2022, the Company had no outstanding interest rate swap agreements.

On July 31, 2021, a four-year interest rate swap with a notional value of $550 million expired. Gains and losses on the interest rate swaps are initially recorded in accumulated other comprehensive loss and reclassified to interest expense during the period in which the hedged transaction affects income. The following table presents the effect of the Company's interest rate swaps in its Consolidated Statements of Comprehensive Income for the fiscal years ended December 31, 2022, January 1, 2022, and January 2, 2021:

Derivatives in Cash Flow Hedging Relationships	Amount of (Loss) Gain Recognized in Accumulated Other Comprehensive Loss, net of tax	Location of Amounts Reclassified from Accumulated Other Comprehensive Loss	Amount of (Gain) Loss Reclassified from Accumulated Other Comprehensive Loss to Income, net of tax
For the fiscal year ended December 31, 2022			
Interest rate swaps	$ —	Interest expense—net	$ —
For the fiscal year ended January 1, 2022			
Interest rate swaps	$ —	Interest expense—net	$ 5
For the fiscal year ended January 2, 2021			
Interest rate swaps	$ (8)	Interest expense—net	$ 5

Other Fair Value Measurements

The carrying value of cash, accounts receivable, vendor receivables, cash overdraft liability and accounts payable approximate their fair values due to their short-term maturities.

The fair value of the Company's total debt approximated $4.6 billion, compared to its carrying value of $4.8 billion as of December 31, 2022. The fair value of the Company's total debt approximated $5.1 billion compared to its carrying value of $5.0 billion as of January 1, 2022.

The fair value of the Company's 4.625% unsecured senior notes due June 1, 2030 (the "Unsecured Senior Notes due 2030") was $0.4 billion and $0.5 billion as of December 31, 2022 and January 1, 2022, respectively. The fair value of the Company's 4.75% unsecured senior notes due February 15, 2029 (the "Unsecured Senior Notes due 2029") was $0.8 billion and $0.9 billion as of December 31, 2022 and January 1, 2022, respectively. The fair value of the Company's 6.25% senior secured notes due April 15, 2025 (the "Secured Senior Notes due 2025") was $1.0 billion as of both December 31, 2022 and January 1, 2022. The Fair value of the Unsecured Senior Notes due 2030, the Unsecured Senior Notes due 2029, and the Secured Senior Notes due 2025 is based upon their closing market prices on the respective dates. The fair value of the Unsecured Senior Notes due 2030, the

Unsecured Senior Notes due 2029, and the Secured Senior Notes due 2025 is classified under Level 2 of the fair value hierarchy. The fair value of the balance of the Company's debt is primarily classified under Level 3 of the fair value hierarchy, with fair value estimated based upon a combination of the cash outflows expected under these debt facilities, interest rates that are currently available to the Company for debt with similar terms, and estimates of the Company's overall credit risk.

11. DEBT

Total debt consisted of the following:

Debt Description	Maturity	Interest Rate as of December 31, 2022	Carrying Value as of December 31, 2022	Carrying Value as of January 1, 2022
ABL Facility	December 7, 2027	—%	$ —	$ —
2019 Incremental Term Loan Facility (net of $19 and $25 of unamortized deferred financing costs, respectively)	September 13, 2026	6.38%	1,232	1,442
2021 Incremental Term Loan Facility (net of $6 and $7 of unamortized deferred financing costs, respectively)	November 22, 2028	7.13%	786	893
Secured Senior Notes due 2025 (net of $7 and $11 of unamortized deferred financing costs, respectively)	April 15, 2025	6.25%	993	989
Unsecured Senior Notes due 2029 (net of $7 and $8 of unamortized deferred financing costs, respectively)	February 15, 2029	4.75%	893	892
Unsecured Senior Notes due 2030 (net of $4 and $5 of unamortized deferred financing costs, respectively)	June 1, 2030	4.625%	496	495
Obligations under financing leases	2023–2040	1.26% -8.08%	446	292
Other debt	January 1, 2031	5.75%	8	8
Total debt			4,854	5,011
Current portion of long-term debt			(116)	(95)
Long-term debt			$ 4,738	$ 4,916

As of December 31, 2022, approximately 42% of the Company's total debt bears interest at a floating rate.

Principal payments to be made on outstanding debt, exclusive of deferred financing costs, as of December 31, 2022, were as follows:

2023	$ 116
2024	113
2025	1,097
2026	1,278
2027	65
Thereafter	2,228
	$ 4,897

ABL Facility

On December 7, 2022, USF entered into an amendment to its asset based senior secured revolving credit facility (the "ABL Facility"). Pursuant to this amendment, the total aggregate amount of commitments under the ABL facility was increased from $1,990 million to $2,300 million. The amendment also replaced the London Interbank Offered Rate ("LIBOR") interest rate benchmark with a forward-looking term rate based on the Secured Overnight Financing Rate ("SOFR") as administered by the Federal Reserve Bank of New York, as determined in accordance with the ABL Facility. Extensions of credit under the ABL Facility are subject to availability under a borrowing base comprised of various percentages of the value of eligible accounts receivable, inventory, transportation equipment and certain unrestricted cash and cash equivalents, which, along with other assets, also serve as collateral for borrowings under the ABL Facility. The ABL Facility is now scheduled to mature on December 7, 2027, subject to a springing maturity date in the event that more than $300 million of aggregate principal amount of earlier maturing indebtedness under USF's Term Loan Credit Agreement or any of USF's Secured Senior Notes due 2025, Unsecured Senior Notes due 2029 or Unsecured Senior Notes due 2030 (the "Senior Notes") (described below) remains outstanding on a date that is sixty (60) days prior to such earlier maturity date for such indebtedness under the Term Loan Credit Agreement or any of such Senior Notes.

Borrowings under the ABL Facility bear interest, at USF's periodic election, at a rate equal to the sum of an alternative base rate ("ABR"), as described under the ABL Facility, plus a margin ranging from 0.00% to 0.50%, or the sum of a SOFR plus a margin ranging from 1.00% to 1.50% and a credit spread adjustment of 0.10%, in each case based on USF's excess availability under the ABL Facility. The margin under the ABL Facility as of December 31, 2022, was 0.00% for ABR loans and 1.00% for SOFR loans. The ABL Facility also carries letter of credit financing fees equal to 0.125% per annum in respect of each letter of credit outstanding, letter of credit participation fees equal to a percentage per annum equal to the applicable LIBOR margin minus the letter of credit facing fees in respect of each letter of credit outstanding and a commitment fee of 0.25% per annum on the average unused amount of the commitments under the ABL Facility. The weighted-average interest rate on outstanding borrowings for the ABL Facility was 2.87% and 3.25% for fiscal years 2022 and 2021, respectively.

The Company incurred $4 million of third party costs in connection with the ABL Facility amendment which were capitalized as deferred financing costs recorded in other assets in the Company's Consolidated Balance Sheet. These deferred financing costs, along with $3 million of unamortized deferred financing costs related to the former asset based senior secured revolving credit facility, will be amortized through December 7, 2027, the ABL Facility maturity date.

USF had no outstanding borrowings, and had outstanding letters of credit totaling $462 million, under the ABL Facility as of December 31, 2022. The outstanding letters of credit are entered into in favor of certain commercial insurers to secure obligations with respect to our insurance programs and certain real estate leases, under the ABL Facility as of December 31, 2022. There was available capacity of $1,838 million under the ABL Facility as of December 31, 2022.

Term Loan Facilities

The Amended and Restated Term Loan Credit Agreement, dated as of June 27, 2016 (as amended, the "Term Loan Credit Agreement"), provides USF with an incremental senior secured term loan borrowed in September 2019 (the "2019 Incremental Term Loan Facility"), an incremental senior secured term loan borrowed in November 2021 (the "2021 Incremental Term Loan Facility") and the right to request additional incremental senior secured term loan commitments.

2019 Incremental Term Loan Facility

The 2019 Incremental Term Loan Facility had an outstanding balance of $1,232 million, net of $19 million of unamortized deferred financing costs, as of December 31, 2022. During fiscal year 2022 we voluntarily prepaid $200 million of the 2019 Incremental Term Loan Facility.

Borrowings under the 2019 Incremental Term Loan Facility bear interest at a rate per annum equal to, at USF's option, either the sum of LIBOR plus a margin of 2.00%, or the sum of an ABR, as described under the 2019 Incremental Term Loan Facility, plus a margin of 1.00% (subject to a LIBOR "floor" of 0.00%).

The 2019 Incremental Term Loan Facility is scheduled to mature on September 13, 2026. Borrowings under the 2019 Incremental Term Loan Facility may be voluntarily prepaid without penalty or premium, other than customary breakage costs related to prepayments of LIBOR-based borrowings. The 2019 Incremental Term Loan Facility may require mandatory repayments if certain assets are sold.

2021 Incremental Term Loan Facility

The 2021 Incremental Term Loan Facility had an outstanding balance of $786 million, net of $6 million of unamortized deferred financing costs, as of December 31, 2022. During fiscal year 2022 we voluntarily prepaid $100 million of the 2021 Incremental Term Loan Facility.

Borrowings under the 2021 Incremental Term Loan Facility bear interest at a rate per annum equal to, at USF's option, either the sum of LIBOR plus a margin of 2.75%, or the sum of an ABR, as described under the 2021 Incremental Term Loan Facility, plus a margin of 1.75% (subject to a LIBOR "floor" of 0.00%).

The 2021 Incremental Term Loan Facility is scheduled to mature on November 22, 2028. Borrowings under the 2021 Incremental Term Loan Facility may be voluntarily prepaid without penalty or premium, other than customary breakage costs related to prepayments of LIBOR-based borrowings The 2021 Incremental Term Loan Facility may require mandatory repayments if certain assets are sold.

Secured Senior Notes due 2025

As of December 31, 2022, the Secured Senior Notes due 2025 had a carrying value of $993 million, net of $7 million of unamortized deferred financing costs. The Secured Senior Notes due 2025 bear interest at a rate of 6.25% per annum and will mature on April 15, 2025. On or after April 15, 2022, the Secured Senior Notes due 2025 are redeemable, at USF's option, in whole or in part at a price of 103.125% of the remaining principal, plus accrued and unpaid interest, if any, to, but not including, the applicable redemption date. On or after April 15, 2023 and April 15, 2024, the optional redemption price for the Secured Senior Notes due 2025 declines to 101.563% and 100.000%, respectively, of the remaining principal amount, plus accrued and unpaid interest, if any, to, but not including, the applicable redemption date.

Unsecured Senior Notes due 2029

The Unsecured Senior Notes due 2029 had an outstanding balance of $893 million, net of $7 million of unamortized deferred financing costs, as of December 31, 2022. The Unsecured Senior Notes due 2029 bear interest at a rate of 4.75% per annum and will mature on February 15, 2029. On or after February 15, 2024, the Unsecured Senior Notes due 2029 are redeemable, at USF's option, in whole or in part at a price of 102.375% of the remaining principal, plus accrued and unpaid interest, if any, to, but not including, the applicable redemption date. On or after February 15, 2025 and February 15, 2026, the optional redemption price for the Unsecured Senior Notes due 2029 declines to 101.188% and 100.000%, respectively, of the remaining principal amount, plus accrued and unpaid interest, if any, to, but not including, the applicable redemption date.

Unsecured Senior Notes due 2030

The Unsecured Senior Notes due 2030 had an outstanding balance of $496 million, net of $4 million of unamortized deferred financing costs, as of December 31, 2022. The Unsecured Senior Notes due 2030 bear interest at a rate of 4.625% per annum and will mature on June 1, 2030. On or after June 1, 2025, the Unsecured Senior Notes due 2030 are redeemable, at USF's option, in whole or in part at a price of 102.313% of the remaining principal, plus accrued and unpaid interest, if any, to, but not including, the applicable redemption date. On or after June 1, 2026 and June 1, 2027, the optional redemption price for the Unsecured Senior Notes due 2030 declines to 101.156% and 100.000%, respectively, of the remaining principal amount, plus accrued and unpaid interest, if any, to, but not including, the applicable redemption date.

Financing Leases—Obligations under financing leases of $446 million as of December 31, 2022 consist primarily of amounts due for transportation equipment and building leases.

Security Interests

Substantially all of the Company's assets are pledged under the various agreements governing our indebtedness. The ABL Facility is secured by certain designated receivables, as well as inventory and certain owned transportation equipment and certain unrestricted cash and cash equivalents. Additionally, the lenders under the ABL Facility have a second priority interest in all of the capital stock of USF and its subsidiaries and substantially all other non-real estate assets of USF and its subsidiaries. USF's obligations under the 2019 Incremental Term Loan Facility and the 2021 Incremental Term Loan Facility are secured by all the capital stock of USF and its subsidiaries and substantially all the non-real estate assets of USF. Additionally, the lenders under the 2019 Incremental Term Loan Facility and the 2021 Incremental Term Loan Facility have a second priority interest in the inventory and certain transportation equipment pledged under the ABL Facility.

Debt Covenants

The agreements governing our indebtedness contain customary covenants. These include, among other things, covenants that restrict our ability to incur certain additional indebtedness, create or permit liens on assets, pay dividends, or engage in mergers or consolidations. USF had approximately $1.6 billion of restricted payment capacity under these covenants, and approximately $2.9 billion of its net assets were restricted after taking into consideration the net deferred tax assets and intercompany balances that eliminate in consolidation as of December 31, 2022.

The agreements governing our indebtedness also contain customary events of default. Those include, without limitation, the failure to pay interest or principal when it is due under the agreements, cross default provisions, the failure of representations and warranties contained in the agreements to be true when made, and certain insolvency events. If an event of default occurs and remains uncured, the principal amounts outstanding, together with all accrued unpaid interest and other amounts owed, may be declared immediately due and payable. Were such an event to occur, the Company would be forced to seek new financing that may not be on as favorable terms as its existing debt. The Company's ability to refinance its indebtedness on favorable terms, or at all, is directly affected by the then prevailing economic and financial conditions. In addition, the Company's ability to incur secured indebtedness (which may enable it to achieve more favorable terms than the incurrence of unsecured indebtedness) depends in part on the value of its assets. This, in turn, is dependent on the strength of its cash flows, results of operations, economic and market conditions, and other factors.

2021 Refinancing Activities

In February 2021, USF completed a private offering of the Unsecured Senior Notes due 2029 and used the proceeds, together with cash on hand, to redeem all of the Company's then outstanding 5.875% Unsecured Senior Notes due 2024 (the "Unsecured Senior Notes due 2024"), and repay all of the then outstanding borrowings under the 2020 Incremental Term Loan Facility. In connection with the repayment of the Unsecured Senior Notes due 2024 and the 2020 Incremental Term Loan Facility, the Company applied debt extinguishment accounting and recorded $23 million in the Company's Consolidated Statements of Comprehensive Income, consisting of a $14 million write-off of pre-existing unamortized deferred financing costs related to the redeemed facilities and a $9 million early redemption premium related to the Unsecured Senior Notes due 2024.

In November 2021, USF entered into the 2021 Incremental Term Loan Facility and completed a private offering of Unsecured Senior Notes due 2030 and used the proceeds and cash on hand, to repay all of the then outstanding borrowings under the Initial Term Loan Facility. In connection with the repayment of the Initial Term Loan Facility, the Company applied debt extinguishment accounting and recorded $2 million in the Company's Consolidated Statements of Comprehensive Income, primarily consisting of a write-off of pre-existing unamortized deferred financing costs related to the Initial Term Loan Facility.

12. ACCRUED EXPENSES AND OTHER LONG-TERM LIABILITIES

Accrued expenses and other long-term liabilities consisted of the following:

	December 31, 2022		January 1, 2022	
Accrued expenses and other current liabilities:				
Salary, wages and bonus expenses	$	205	$	156
Operating expenses		93		82
Workers' compensation, general and fleet liability		41		41
Group medical liability		33		28
Customer rebates and other selling expenses		125		116
Property and sales tax payable		49		47
Operating lease liability		36		36
Interest payable		33		34
Other		35		70
Total accrued expenses and other current liabilities	$	650	$	610
Other long-term liabilities:				
Workers' compensation, general and fleet liability	$	145	$	151
Operating lease liability		246		244
Accrued pension and other postretirement benefit obligations		5		6
Uncertain tax positions		32		31
Other		18		47
Total Other long-term liabilities	$	446	$	479

Self-Insured Liabilities —The Company is self-insured for general liability, fleet liability and workers' compensation claims. Claims in excess of certain levels are insured by external parties. The workers' compensation liability, included in the table above under "Workers' compensation, general liability and fleet liability," is recorded at present value. This table summarizes self-insurance liability activity for the last three fiscal years:

	2022		2021		2020	
Balance as of beginning of the year	$	192	$	175	$	165
Charged to costs and expenses		107		95		83
Acquisition		—		—		3
Reinsurance recoverable		2		7		2
Payments		(115)		(85)		(78)
Balance as of end of the year	$	186	$	192	$	175
Discount rate		4.25 %		0.49 %		0.15 %

Estimated future payments for self-insured liabilities are as follows:

2023			$	44
2024				39
2025				21
2026				15
2027				11
Thereafter				73
Total self-insured liability				203
Less amount representing interest				(17)
Present value of self-insured liability			$	186

13. RESTRUCTURING LIABILITIES

The following table summarizes the changes in the restructuring liabilities for the last three fiscal years:

	Severance and Related Costs		Facility Closing Costs		Total	
Balance as of December 28, 2019	$	1	$	—	$	1
Current period costs		27		3		30
Payments, net		(27)		(2)		(29)
Balance as of January 2, 2021		1		1		2
Current period costs (benefits)		5		(1)		4
Payments, net		(3)		—		(3)
Balance as of January 1, 2022		3		—		3
Current period costs		3		—		3
Payments, net		(3)		—		(3)
Balance as of December 31, 2022	$	3	$	—	$	3

From time to time, the Company may implement initiatives or close or consolidate facilities in an effort to reduce costs and improve operating effectiveness. In connection with these activities, the Company may incur various costs including severance and other employee-related separation costs.

2022 Activities

During fiscal year 2022, the Company incurred restructuring costs of $3 million for severance and related costs associated with support office work force reductions.

2021 Activities

During fiscal year 2021, the Company incurred net restructuring costs of $4 million for severance and related costs associated with the closure of an excess facility and initiatives to improve operational effectiveness.

2020 Activities

During fiscal year 2020, in order to adjust its cost structure in line with the decrease in Net sales caused by the impact of the COVID-19 pandemic on the operations of our restaurant, hospitality and education customers, the Company reduced its work force, and separately closed two facilities, incurring net restructuring costs of $30 million.

See Note 9, Goodwill and Other Intangibles, for discussion related to asset impairment charges incurred during fiscal years 2021 and 2020.

14. CONVERTIBLE PREFERRED STOCK

On May 6, 2020 (the "Issuance Date"), pursuant to the terms of an Investment Agreement (the "Investment Agreement") with KKR Fresh Aggregator L.P., a Delaware limited partnership, which agreement was joined on February 25, 2021 by permitted transferee KKR Fresh Holdings L.P., a Delaware limited partnership ("KKR"), the Company issued and sold 500,000 shares of the Company's Series A convertible preferred stock, par value $0.01 per share (the "Series A Preferred Stock") to KKR Fresh Aggregator L.P. for an aggregate purchase price of $500 million, or $1,000 per share (the "Issuance"). The Company used the net proceeds from the Issuance for working capital and general corporate purposes. In accordance with the terms of the

Certificate of Designations for the Series A Preferred Stock (the "Certificate of Designations"), the Company paid dividends on the shares of the Series A Preferred Stock in the form of (a) 5,288; 8,842; 8,997 and 9,154 shares of Series A Preferred Stock on June 30, 2020, September 30, 2020, December 31, 2020, and March 31, 2021, respectively, plus a de minimis amount in cash in lieu of fractional shares and (b) cash in the amount of $28 million in the aggregate during subsequent quarters in fiscal year 2021 (c) cash in the amount of $37 million during fiscal year 2022.

The Series A Preferred Stock ranks senior to the shares of the Company's common stock, par value $0.01 per share (the "Common Stock"), with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company. The Series A Preferred Stock has a liquidation preference of $1,000 per share. Holders of the Series A Preferred Stock are entitled to a cumulative dividend at the rate of 7.0% per annum. If the Company does not declare and pay a dividend on the Series A Preferred Stock, the dividend rate will increase by 3.0% to 10.0% per annum until all accrued but unpaid dividends have been paid in full. Dividends are payable in kind through the issuance of additional shares of Series A Preferred Stock for the first four dividend payments following the Issuance Date, and thereafter, in cash or in kind, or a combination of both, at the option of the Company.

The Series A Preferred Stock is convertible at the option of the holders thereof at any time into shares of Common Stock at an initial conversion price of $21.50 per share and an initial conversion rate of 46.5116 shares of Common Stock per share of Series A Preferred Stock, subject to certain anti-dilution adjustments set forth in the Certificate of Designations. At any time after May 6, 2023 (the third anniversary of the Issuance Date), if the volume weighted average price of the Common Stock exceeds $43.00 per share, as may be adjusted pursuant to the Certificate of Designations, for at least 20 trading days in any period of 30 consecutive trading days, at the election of the Company, all of the Series A Preferred Stock will be convertible into the relevant number of shares of Common Stock.

At any time after May 6, 2025 (the fifth anniversary of the Issuance Date), the Company may redeem some or all of the Series A Preferred Stock for a per share amount in cash equal to: (i) the sum of (x) 100% of the liquidation preference thereof, plus (y) all accrued and unpaid dividends, multiplied by (ii) (A) 105% if the redemption occurs at any time after the fifth anniversary of the Issuance Date and prior to the sixth anniversary of the Issuance Date, (B) 103% if the redemption occurs at any time after May 6, 2026 (the sixth anniversary of the Issuance Date) and prior to May 6, 2027 (the seventh anniversary of the Issuance Date), and (C) 100% if the redemption occurs at any time after May 6, 2027 (the seventh anniversary of the Issuance Date).

Upon certain change of control events involving the Company, the holders of the Series A Preferred Stock must either (i) convert their shares of Series A Preferred Stock into Common Stock at the then-current conversion price or (ii) cause the Company to redeem their shares of Series A Preferred Stock for an amount in cash equal to 100% of the liquidation preference thereof plus all accrued but unpaid dividends. If any such change of control event occurs on or before May 6, 2025 (the fifth anniversary of the Issuance Date), the Company will also be required to pay the holders of the Series A Preferred Stock a "make-whole" premium of 5%.

Holders of the Series A Preferred Stock are entitled to vote with the holders of the Common Stock on an as-converted basis. Holders of the Series A Preferred Stock are also entitled to a separate class vote with respect to, among other things, amendments to the Company's organizational documents that have an adverse effect on the Series A Preferred Stock, authorization or issuances by the Company of securities that are senior to, or equal in priority with, the Series A Preferred Stock, increases or decreases in the number of authorized shares of Series A Preferred Stock, and issuances of shares of Series A Preferred Stock after the Issuance Date, other than shares issued as in-kind dividends with respect to shares of the Series A Preferred Stock issued after the Issuance Date.

The following table summarizes the activity for the outstanding Series A Preferred Stock and associated carrying value for fiscal years 2022, 2021 and 2020:

	Series A Preferred Stock	
	Shares	Carrying Value
Balance, December 28, 2019	—	$ —
Shares issued for cash - Series A Preferred Stock, net of issuance costs	500,000	491
Shares issued as paid in kind dividend - Series A Preferred Stock	23,127	28
Balance, January 2, 2021	523,127	519
Shares issued as paid in kind dividend - Series A Preferred Stock	9,154	15
Balance, January 1, 2022	532,281	534
Shares issued as paid in kind dividend - Series A Preferred Stock	—	—
Balance, December 31, 2022	532,281	$ 534

15. RELATED PARTY TRANSACTIONS

As of December 31, 2022 FMR LLC, is a holder of approximately 11% of the Company's outstanding common stock based on information provided in its most recent amendment to its Schedule 13G filed with the SEC. As of December 31, 2022 investment funds managed by an affiliate of FMR LLC held approximately $19 million in aggregate principal amount of the 2019 Incremental Term Loan Facility and the 2021 Incremental Term Loan Facility. As of January 1, 2022, investment funds managed by an affiliate of FMR LLC held approximately $24 million in aggregate principal amount of the 2019 Incremental Term Loan Facility and the 2021 Incremental Term Loan Facility. Certain FMR LLC affiliates also provide administrative and trustee services for the Company's 401(k) Plan and provide administrative services for other Company sponsored employee benefit plans. Fees earned by FMR LLC affiliates are not material to the Company's consolidated financial statements.

KKR Capital Markets LLC ("KKR Capital Markets"), an affiliate of KKR, received an aggregate of $2 million for debt advisory services rendered in connection with the Company's 2021 debt refinancing activities and $6 million for debt advisory services rendered in connection with the financing of the Smart Foodservice acquisition during fiscal year 2020. As reported by the administrative agent of the Initial Term Loan Facility and the 2019 Incremental Term Loan Facility (the "Term Loan Agent"), investment funds managed by an affiliate of KKR held approximately $15 million and $17 million in aggregate principal amount of the 2019 Incremental Term Loan Facility as of December 31, 2022 and January 1, 2022, respectively.

16. SHARE-BASED COMPENSATION, COMMON STOCK ISSUANCES AND COMMON STOCK

Our long-term incentive plans provide for the grant of various forms of share-based awards to our directors, officers and other eligible employees.

Total compensation expense related to share-based arrangements was $45 million, $48 million and $40 million for fiscal years 2022, 2021 and 2020, respectively, and is reflected in distribution, selling and administrative costs in the Company's Consolidated Statements of Comprehensive Income. The total income tax benefit associated with share-based compensation recorded in the Company's Consolidated Statements of Comprehensive Income was $9 million, $10 million and $8 million for fiscal years 2022, 2021 and 2020, respectively.

In addition, the Company sponsors an employee stock purchase plan to provide eligible employees with the opportunity to acquire shares of our common stock at a discount of 15% of the fair market value of the common stock on the date of purchase, and as such, the plan is considered compensatory for federal income tax purposes. The Company recorded $4 million, $4 million and $3 million of share-based compensation expense for fiscal years 2022, 2021 and 2020, respectively, associated with the employee stock purchase plan.

Stock Options—Certain directors, executive officers and other eligible employees have been granted time-based stock options (the "Time-Based Options") and performance-based options (the "Performance Options" and, together with the Time-Based Options, the "Options") to purchase shares of our common stock.

The Time-Based Options generally vest and become exercisable ratably over a three year period from the date of the grant. Share-based compensation expense related to the Time-Based Options was $6 million, $12 million and $10 million for fiscal years 2022, 2021 and 2020, respectively.

The Performance Options generally vest and become exercisable ratably over a period of three years, from the date of the grant, provided that the Company achieves a predetermined financial performance condition established by the Compensation and Human Capital Committee of our Board of Directors for the respective award tranche. There was no share-based compensation expense recorded in fiscal year 2022, 2021 and 2020 related to the Performance Options.

The Options are nonqualified, with exercise prices equal to the estimated fair value of a share of common stock as of the date of the grant. Exercise prices range from $12.56 to $38.17 per share and generally have a 10-year life. The fair value of each Option is estimated as of the date of grant using a Black-Scholes option-pricing model.

The weighted-average assumptions for Options granted in fiscal years 2021 and 2020 are included in the following table. No options were granted in fiscal year 2022.

	2021	2020
Expected volatility	53.0 %	29.3 %
Expected dividends	—	—
Risk-free interest rate	1.1 %	0.5 %
Expected term (in years)	6.1	6.1

Expected volatility is calculated leveraging the historical volatility of public companies similar to US Foods. The assumed dividend yield is zero because the Company has not historically paid dividends. The risk-free interest rate is the implied zero-coupon yield for U.S. Treasury securities having a maturity approximately equal to the expected term, as of the grant date. Due to a lack of relevant historical data, the simplified approach was used to determine the expected term of the options.

The summary of Options outstanding and changes during fiscal year 2022 are presented below:

	Time Options	Performance Options	Total Options	Weighted-Average Fair Value	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Years
Outstanding as of January 1, 2022	5,184,172	263,643	5,447,815	$ 8.96	$ 24.14	
Granted	—	—	—	$ —	$ —	
Exercised	(782,675)	(76,356)	(859,031)	$ 6.54	$ 19.07	
Forfeited	(750,891)	(966)	(751,857)	$ 11.29	$ 29.01	
Outstanding as of December 31, 2022	3,650,606	186,321	3,836,927	$ 9.05	$ 24.32	6.1
Vested and exercisable as of December 31, 2022	2,610,641	186,321	2,796,962	$ 8.54	$ 24.53	5.5

The weighted-average grant date fair value of Options granted for fiscal years 2021 and 2020 was $18.59 and $3.91, respectively.

During fiscal years 2022, 2021 and 2020, Options were exercised with total intrinsic values of $13 million, $14 million and $3 million, respectively, representing the excess of fair value over the exercise price.

There was $5 million of total unrecognized compensation costs related to unvested Options expected to vest as of December 31, 2022, which is expected to be recognized over a weighted-average period of 1 year.

Restricted Stock Awards—Certain executive officers have been granted restricted stock awards ("RSAs"), some of which vest ratably over a three-year period from the date of grant (the "Time-Based RSA") and others of which vest to the extent certain performance conditions are met (the "Performance RSAs").

The Company recorded de minimis share-based compensation expense for the Time-Based RSAs in fiscal year 2022, and $1 million in both fiscal years 2021 and 2020.

The Performance RSAs were granted assuming the maximum level of performance and vest on the third anniversary of the grant date if specific performance conditions over a three-year performance period are achieved. The number of shares eligible to vest on the vesting date range from zero to 200% of the target award amount, based on the achievement of the performance conditions. The fair value of the Performance RSAs is measured using the fair market value of our common stock on the date of grant and recognized over the three-year vesting period for the portion of the award that is expected to vest. Compensation expense for the Performance RSAs is remeasured as of the end of each reporting period, based on management's evaluation of whether, and to what extent, it is probable that performance conditions will be met.

Share-based compensation expense for the Performance RSAs was de minimis for fiscal year 2022, and $1 million and $2 million for fiscal years 2021 and 2020, respectively.

The summary of unvested RSAs and changes during fiscal year 2022 is presented below:

	Time-Based RSAs	Performance RSAs	Total RSAs		Weighted-Average Fair Value
Unvested as of January 1, 2022	35,693	214,134	249,827	$	34.56
Granted	—	—	—	$	—
Vested	(35,693)	(109,651)	(145,344)	$	34.56
Forfeited	—	—	—	$	—
Performance adjustment[1]	—	(104,483)	(104,483)	$	34.56
Unvested as of December 31, 2022	—	—	—	$	—

(1) Represents an adjustment to the 2019 Performance RSAs based on the actual performance during the three-year performance period.

There were no RSAs granted in fiscal years 2022, 2021 and 2020. There was no unrecognized compensation expense related to the RSAs as of December 31, 2022.

Restricted Stock Units—Certain directors, executive officers and other eligible employees have been granted time-based restricted stock units (the "Time-Based RSUs"), performance-based restricted stock units (the "Performance RSUs") and market performance-based restricted stock units (the "Market Performance RSUs" and collectively with the Time-Based RSUs

and Performance RSUs, the "RSUs"). The Time-Based RSUs generally vest ratably over three years, starting on the anniversary date of the grant. For fiscal years 2022, 2021 and 2020, the Company recognized $29 million, $26 million and $23 million, respectively, in share-based compensation expense related to the Time-Based RSUs.

The Performance RSUs generally vest over a three year period, as and to the extent predetermined performance conditions are met. The fair value of each share underlying the Performance RSUs is measured at the fair market value of our common stock on the date of grant and recognized over the vesting period for the portion of the award that is expected to vest. Compensation expense for the Performance RSUs is remeasured as of the end of each reporting period, based on management's evaluation of whether it is probable that the performance conditions will be met. The Company recognized $4 million, $1 million and $1 million of share-based compensation expense in fiscal years 2022, 2021 and 2020, respectively, for the Performance RSUs.

During fiscal year 2021, the Company granted Market Performance RSUs to certain executive officers and other eligible employees. These Market Performance RSUs awards vest at the end of a four-year performance period contingent on our achievement of certain total shareholder return performance ("TSR") targets during the performance period. The grant date fair value of the Market Performance RSUs was estimated using a Monte-Carlo simulation. The Company recognized $1 million and $3 million of share-based compensation expense in fiscal years 2022 and 2021, respectively, for the Market Performance RSUs. There were no Market Performance RSUs outstanding prior to fiscal year 2021 and therefore no share-based compensation expense was recorded in 2020 related to the Market Performance RSUs.

A summary of RSUs outstanding and changes during fiscal year 2022 is presented below.

	Time-Based RSUs	Performance RSUs	Market Performance RSUs	Total RSUs		Weighted-Average Fair Value
Unvested as of January 1, 2022	2,305,296	106,063	350,143	2,761,502	$	25.60
Granted	1,373,553	516,484	—	1,890,037	$	35.81
Vested	(1,079,225)	(106,090)	—	(1,185,315)	$	23.73
Forfeited	(426,687)	(127,217)	(140,816)	(694,720)	$	32.54
Performance adjustment[1]	—	2,536	—	2,536	$	34.61
Unvested as of December 31, 2022	2,172,937	391,776	209,327	2,774,040	$	31.62

(1) Represents an adjustment to the 2019 Performance RSUs based on actual performance during the respective three-year performance period.

The weighted-average grant date fair values for the RSUs granted in fiscal years 2022, 2021, and 2020 was $35.81, $37.74 and $13.83, respectively.

As of December 31, 2022, there was $52 million of unrecognized compensation cost related to the RSUs that is expected to be recognized over a weighted-average period of 2 years.

Share Repurchase Program - On November 2, 2022, our Board of Directors approved a share repurchase program under which the Company is authorized to repurchase up to $500 million of its outstanding common stock. For the year ended December 31, 2022, the Company repurchased 396,069 shares at an aggregate purchase price of approximately $14 million under the program. At December 31, 2022, there was approximately $486 million in remaining funds authorized under this program.

The size and timing of any repurchases will depend on a number of factors, including share price, general business and market conditions and other factors. Under the share repurchase program, repurchases can be made from time to time using a variety of methods, including open market purchases, privately negotiated transactions, accelerated share repurchases and Rule 10b5-1 trading plans. The share repurchase program does not obligate the Company to acquire any particular amount of shares, and the repurchase program may be suspended or discontinued at any time at the Company's discretion. The repurchase authorization does not have an expiration date.

17. LEASES

The Company leases certain distribution and warehouse facilities, office facilities, fleet vehicles, and office and warehouse equipment. The Company determines if an arrangement is a lease at inception and recognizes a financing or operating lease liability and right-of-use ("ROU") asset in the Company's Consolidated Balance Sheets. ROU assets and lease liabilities are recognized based on the present value of future minimum lease payments over the lease term as of commencement date. For the Company's leases that do not provide an implicit borrowing rate, the Company uses its incremental borrowing rate based on the information available as of commencement date in determining the present value of future payments. The lease terms may include options to extend, terminate or buy out the lease. When it is reasonably certain that the Company will exercise these options, the associated payments are included in ROU assets and the estimated lease liabilities. Leases with an initial term of 12 months or less are not recorded in the Company's Consolidated Balance Sheets. The Company recognizes lease expense for leases on a straight-line basis over the lease term. The Company has lease agreements with lease and non-lease components, which are accounted for separately. For office and warehouse equipment leases, the Company accounts for the lease and non-lease components as a single lease component. Variable lease payments that do not depend on an index or a rate, such as insurance and property taxes, are excluded from the measurement of the lease liability and are recognized as variable lease cost when the obligation for that payment is incurred. As of December 31, 2022, lease agreements included residual value guarantees of up to $221 million that could potentially come due in future periods. For leases which we believe it probable amounts will be owed under these guarantees we have included the residual value guarantee within the lease payments to measure the right-of-use assets and lease liabilities.

During 2022, the Company entered into new lease agreements for four distribution facilities that were previously classified as operating leases. As a result of terminating the original leases, the Company recognized a charge of $9 million, which was recorded in distribution, selling and administrative costs. These new leases are classified as financing leases, were measured using our incremental borrowing rate and are included in our right of use assets and lease liabilities in the Consolidated Balance Sheets. Rental payments are calculated at the applicable reference rate plus a margin.

The following table presents the location of the ROU assets and lease liabilities in the Company's Consolidated Balance Sheets:

Leases	Consolidated Balance Sheet Location	December 31, 2022		January 1, 2022	
Assets					
Operating	Other assets	$	265	$	275
Financing	Property and equipment-net[(1)]		395		291
Total leased assets		$	660	$	566
Liabilities					
Current:					
Operating	Accrued expenses and other current liabilities	$	36	$	36
Financing	Current portion of long-term debt		92		72
Noncurrent:					
Operating	Other long-term liabilities		246		244
Financing	Long-term debt		354		220
Total lease liabilities		$	728	$	572

(1) Financing lease assets are recorded net of accumulated amortization of $263 million and $261 million as of December 31, 2022 and January 1, 2022.

The following table presents the location of lease costs in fiscal years 2022, 2021 and 2020 in the Company's Consolidated Statements of Comprehensive Income:

Lease Cost	Statements of Comprehensive Income Location	2022	2021	2020
Operating lease cost	Distribution, selling and administrative costs	$ 69	$ 58	$ 52
Financing lease cost:				
Amortization of leased assets	Distribution, selling and administrative costs	70	73	79
Interest on lease liabilities	Interest expense-net	11	10	12
Short-term lease cost	Distribution, selling and administrative costs	2	1	—
Variable lease cost	Distribution, selling and administrative costs	10	11	13
Net lease cost		$ 162	$ 153	$ 156

Future lease payments under lease agreements as of December 31, 2022 were as follows:

Maturity of Lease Liabilities	Operating Leases	Financing Lease Obligation	Total
2023	$ 53	$ 107	$ 160
2024	49	102	151
2025	47	83	130
2026	43	71	114
2027	38	61	99
After 2027	142	84	226
Total lease payments	372	508	880
Less amount representing interest	(90)	(62)	(152)
Present value of lease liabilities	$ 282	$ 446	$ 728

Other information related to lease agreements for fiscal years 2022, 2021 and 2020 was as follows:

Cash Paid For Amounts Included In Measurement of Liabilities	2022	2021	2020
Operating cash flows from operating leases	$ 56	$ 55	$ 56
Operating cash flows from financing leases	11	10	12
Financing cash flows from financing leases	73	87	102

Lease Term and Discount Rate	December 31, 2022	January 1, 2022	January 2, 2021
Weighted-average remaining lease term (years):			
Operating leases	8.32	8.30	8.42
Financing leases	6.36	5.74	5.31
Weighted-average discount rate:			
Operating leases	6.5 %	6.1 %	6.6 %
Financing leases	4.1 %	3.2 %	3.2 %

18. RETIREMENT PLANS

The Company sponsors a defined benefit pension plan and 401(k) plan for eligible employees, and provides certain postretirement health and welfare benefits to eligible retirees and their dependents.

Company Sponsored Defined Benefit Plans — The Company sponsors the US Foods Consolidated Defined Benefit Retirement Plan (the "Retirement Plan"), a qualified defined benefit retirement plan, that pays benefits to eligible employees at the time of retirement, using actuarial formulas based upon a participant's years of credited service and compensation. Only certain union associates are eligible to participate and continue to accrue benefits under the plan per the collective bargaining agreements. The plan is closed and frozen to all other employees. During fiscal year 2020, in connection with the Smart Foodservice acquisition, the Company assumed a defined benefit pension plan with net liabilities of approximately $19 million. This defined benefit pension plan was merged into the Retirement Plan as of December 31, 2020. The Company also maintains postretirement health and welfare plans for certain employees. Amounts related to the Retirement Plan and other postretirement plans recognized in the Company's consolidated financial statements are determined on an actuarial basis.

The components of net periodic pension benefit costs (credits) for the Retirement Plan the last three fiscal years were as follows:

	2022	2021	2020
Components of net periodic pension benefit (credits) costs:			
Service cost	$ 3	$ 3	$ 3
Interest cost	30	29	32
Expected return on plan assets	(52)	(54)	(55)
Amortization of net loss	—	—	1
Net periodic pension benefit (credits) costs	$ (19)	$ (22)	$ (19)

Other postretirement benefit costs were de minimis for fiscal years 2022, 2021 and 2020.

The service cost component of net periodic benefit (credits) costs is included in distribution, selling and administrative costs, while the other components of net periodic benefit (credits) costs are included in other income—net in the Company's Consolidated Statements of Comprehensive Income.

The Company did not make a significant contribution to the Retirement Plan in fiscal years 2022, 2021 and 2020. There have been no non-cash settlement costs incurred in fiscal years 2022, 2021, and 2020.

Changes in plan assets and benefit obligations recorded in accumulated other comprehensive loss for pension benefits for the last three fiscal years were as follows:

	2022	2021	2020
Changes recognized in accumulated other comprehensive loss:			
Actuarial (loss) gain	$ (73)	$ 14	$ 29
Amortization of net loss	—	—	1
Net amount recognized	$ (73)	$ 14	$ 30

Changes in plan assets and benefit obligations recorded in accumulated other comprehensive loss for other postretirement benefits for the last three fiscal years were de minimis.

The funded status of the Retirement Plan for the last three fiscal years was as follows:

	Pension Benefits		
	2022	2021	2020
Change in benefit obligation:			
Benefit obligation as of beginning of year	$ 1,016	$ 1,061	$ 903
Service cost	3	3	3
Interest cost	30	29	32
Actuarial (gain) loss	(274)	(30)	98
Benefit disbursements	(55)	(47)	(45)
Smart Foodservice assumed benefit obligations	—	—	70
Projected benefit obligation as of end of year	720	1,016	1,061
Change in plan assets:			
Fair value of plan assets as of beginning of year	1,103	1,112	923
(Loss) return on plan assets	(295)	38	183
Benefit disbursements	(55)	(47)	(45)
Smart Foodservice acquired plan assets	—	—	51
Fair value of plan assets as of end of year	753	1,103	1,112
Net funded status	$ 33	$ 87	$ 51

The net funded status of the Retirement Plan for fiscal year 2022 decreased from a net asset of $87 million to a net asset of $33 million, primarily due to negative investment returns on assets, offset by an increase in the discount rate. The net funded status of the Retirement Plan for fiscal year 2021 improved from a net asset of $51 million to a net asset of $87 million, primarily due to asset returns, and an increase in the discount rate. The net funded status of the Retirement Plan for fiscal year 2020 improved from a net asset of $20 million to a net asset of $51 million, primarily due to asset returns, partially offset by a decrease in the discount rate and the merger of the Smart Foodservice pension plan into the Retirement Plan.

The fiscal year 2022 pension benefits actuarial gain of $274 million was primarily due to an increase in the discount rate. The fiscal year 2021 pension benefits actuarial gain of $30 million was primarily due to an increase in the discount rate. The fiscal year 2020 pension benefits actuarial loss of $98 million was primarily due to a decrease in the discount rate.

The funded status of the Other Post Retirement Plans for the last three fiscal years was as follows:

| | Other Postretirement Plans | | |
	2022	2021	2020
Change in benefit obligation:			
Benefit obligation as of beginning of year	$ 6	$ 6	$ 6
Benefit disbursements	(1)	(1)	(1)
Other	—	1	1
Benefit obligation as of end of year	5	6	6
Change in plan assets:			
Fair value of plan assets as of beginning of year	—	—	—
Employer contribution	1	1	1
Benefit disbursements	(1)	(1)	(1)
Fair value of plan assets as of end of year	—	—	—
Net funded status	$ (5)	$ (6)	$ (6)

Service cost, interest cost and actuarial (gain) loss for other postretirement benefits were de minimis for fiscal years 2022, 2021 and 2020.

The amounts recognized on the Company's Consolidated Balance Sheets related to the company-sponsored defined benefit plans and other postretirement benefit plans consisted of the following:

	Pension Benefits		
	2022	2021	2020
Amounts recognized in the consolidated balance sheets consist of the following:			
Prepaid benefit obligation—noncurrent	$ 34	$ 89	$ 53
Accrued benefit obligation—noncurrent	(1)	(1)	(2)
Net amount recognized in the consolidated balance sheets	$ 33	$ 88	$ 51
Amounts recognized in accumulated other comprehensive loss consist of the following:			
Net loss	$ 159	$ 85	$ 98
Net loss recognized in accumulated other comprehensive loss	$ 159	$ 85	$ 98
Additional information:			
Accumulated benefit obligation	$ 717	$ 1,012	$ 1,057

	Other Postretirement Plans		
	2022	2021	2020
Amounts recognized in the consolidated balance sheets consist of the following:			
Accrued benefit obligation—current	$ (1)	$ (1)	$ —
Accrued benefit obligation—noncurrent	(4)	(5)	(6)
Net amount recognized in the consolidated balance sheets	$ (5)	$ (6)	$ (6)
Amounts recognized in accumulated other comprehensive loss consist of the following:			
Gain, net of prior service cost	$ 1	$ 1	$ —
Net gain recognized in accumulated other comprehensive loss	$ 1	$ 1	$ —
Additional information:			
Accumulated postretirement benefit obligation	$ 5	$ 6	$ 6

Weighted average assumptions used to determine benefit obligations as of period-end and net pension costs for the last three fiscal years were as follows:

	Pension Benefits		
	2022	2021	2020
Benefit obligation:			
Discount rate	5.50 %	3.00 %	2.80 %
Annual compensation increase	2.96 %	2.96 %	2.96 %
Net cost:			
Discount rate	3.00 %	2.80 %	3.50 %
Expected return on plan assets	4.75 %	5.00 %	6.00 %
Annual compensation increase	2.96 %	2.96 %	3.60 %

	Other Postretirement Plans		
	2022	2021	2020
Benefit obligation—discount rate	5.50 %	3.00 %	2.80 %
Net cost—discount rate	3.00 %	2.80 %	3.50 %

The measurement date for the defined benefit and other postretirement benefit plans was December 31 for fiscal years 2022, 2021 and 2020. For 2022, 2021 and 2020, the Company applies the practical expedient under ASU No. 2015-4 to measure defined benefit retirement obligations and related plan assets as of the month-end that is closest to its fiscal year-end.

The mortality assumptions used to determine the pension benefit obligation as of December 31, 2022 are based on the Pri-2012 base mortality table with the MP-2020 mortality improvement scale published by the Society of Actuaries.

A health care cost trend rate is used in the calculations of postretirement medical benefit plan obligations. The assumed healthcare trend rates for the last three fiscal years were as follows:

	2022	2021	2020
Immediate rate	6.50 %	5.50 %	5.60 %
Ultimate trend rate	4.50 %	4.50 %	4.50 %
Year the rate reaches the ultimate trend rate	2037	2037	2037

Retirees covered under these plans are responsible for the cost of coverage in excess of the subsidy, including all future cost increases.

In determining the discount rate, the Company determines the implied rate of return on a hypothetical portfolio of high-quality fixed-income investments, for which the timing and amount of cash outflows approximates the estimated pension plan payouts. The discount rate assumption is reviewed annually and revised as appropriate.

The expected long-term rate of return on plan assets is derived from a mathematical asset model. This model incorporates assumptions on the various asset class returns, reflecting a combination of historical performance analysis and the forward-looking views of the financial markets regarding the yield on long-term bonds and the historical returns of the major stock markets. The rate of return assumption is reviewed annually and revised as deemed appropriate.

The US Foods, Inc. Retirement Investment Committee (the "Committee") has authority and responsibility to oversee the investment and management of the trust ("the Trust") which holds the assets of the Retirement Plan and has adopted an Investment Policy to provide a framework for the management of the Trust's assets, including the objectives and long-term strategy with respect to the investment program of the Trust. Pursuant to the Investment Policy, the primary goal of investing Trust assets is to ensure that pension liabilities are met over time, and that Trust assets are invested in a manner that maximizes the probability of meeting pension liabilities. The secondary goal of investing Trust assets is to maximize long-term investment return consistent with a reasonable level of risk. Through consultation with its investment consultant, the Committee has developed long-term asset allocation guidelines intended to achieve investment objectives relative to projected liabilities. Based on those projections, the Committee has approved a dynamic asset allocation strategy that increases the liability-hedging assets of the Trust and decreases the return-seeking assets of the Trust as the funded ratio of the Retirement Plan improves. Based upon the funded ratio of the Retirement Plan, an asset allocation of 30% equity securities (U.S. large cap equities, U.S. small and mid-cap equities and non-U.S. equities) and 70% fixed income securities (U.S. Treasuries, STRIPs, and investment grade corporate bonds) was targeted during the Company's fiscal year 2022. The actual mix of assets in the Trust as of December 31, 2022 consisted of 32% equity securities and 68% fixed income securities.

The following table sets forth the fair value of our defined benefit plans' assets by asset fair value hierarchy level:

| | Asset Fair Value as of December 31, 2022 | | | |
	Level 1	Level 2	Level 3	Total
Equities:				
Domestic	$ 32	$ —	$ —	$ 32
International	2	—	—	2
Mutual fund:				
International equities	22	—	—	22
Long-term debt securities:				
Corporate debt securities:				
Domestic	—	216	—	216
International	—	27	—	27
U.S. government securities		7	—	7
Other		3		3
	$ 56	$ 253	$ —	309
Common collective trust funds:				
Cash equivalents				24
Domestic equities				147
International equities				41
Treasury STRIPS				164
U.S. government securities				68
Total investments measured at net asset value as a practical expedient				444
Total defined benefit plans' assets				$ 753

| | Asset Fair Value as of January 1, 2022 | | | |
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 2	$ —	$ —	$ 2
Equities:				
Domestic	44	—	—	44
International	2	—	—	2
Mutual fund:				
International equities	26	—	—	26
Long-term debt securities:				
Corporate debt securities:				
Domestic	—	286	—	286
International	—	45	—	45
U.S. government securities	—	7	—	7
	$ 74	$ 338	$ —	412
Common collective trust funds:				
Cash equivalents				24
Domestic equities				219
International equities				49
Treasury STRIPS				303
U.S. government securities				96
Total investments measured at net asset value as a practical expedient				691
Total defined benefit plans' assets				$ 1,103

A description of the valuation methodologies used for assets measured at fair value is as follows:

- Cash and cash equivalents are valued at original cost plus accrued interest.

- Equities are valued at the closing price reported on the active market on which individual securities are traded.

- Mutual funds are valued at the closing price reported on the active market on which individual funds are traded.

- Long-term debt securities are valued at the estimated price a dealer will pay for the individual securities.

- Common collective trust funds are measured at the net asset value as of the December 31, 2022 and 2021 measurement dates. This class represents investments in common collective trust funds that invest in:

  ◦ Equity securities, which may include common stocks, options and futures in actively managed funds; and

  ◦ Treasury STRIPS (Separate Trading of Registered Interest and Principal of Securities) representing zero coupon Treasury securities with long-term maturities.

  ◦ U.S. government securities representing government bonds with long-term maturities.

Estimated future benefit payments, under Company sponsored plans as of December 31, 2022, were as follows:

	Pension Benefits		Other Postretirement Plans	
2023	$	50	$	1
2024		47		1
2025		49		1
2026		50		—
2027		51		—
Subsequent five years		241		2

The Company does not expect to make a significant contribution to the Retirement Plans in fiscal year 2023.

Other Company Sponsored Benefit Plans—Certain employees are eligible to participate in the Company's 401(k) savings plan. The Company made employer matching contributions to the 401(k) plan of $57 million, $52 million and $47 million for fiscal years 2022, 2021 and 2020, respectively.

Multiemployer Pension Plans—The Company is also required to contribute to various multiemployer pension plans under the terms of collective bargaining agreement ("CBAs") that cover certain of its union-represented employees. These plans are jointly administered by trustees for participating employers and the applicable unions.

The risks of participating in multiemployer pension plans differ from traditional single-employer defined benefit plans as follows:

- Assets contributed to a multiemployer pension plan by one employer may be used to provide benefits to the employees of other participating employers.

- If a participating employer stops contributing to a multiemployer pension plan, the unfunded obligations of the plan may be borne by the remaining participating employers.

- If the Company elects to stop participation in a multiemployer pension plan, or if the number of the Company's employees participating in a plan is reduced to a certain degree over certain periods of time, the Company may be required to pay a withdrawal liability based upon the underfunded status of the plan.

The Company's participation in multiemployer pension plans for the fiscal year ended December 31, 2022 is outlined in the tables below. The Company considers significant plans to be those plans to which the Company contributed more than 5% of total contributions to the plan in a given plan year, or for which the Company believes its estimated withdrawal liability, should it decide to voluntarily withdraw from the plan, may be material to the Company. For each plan that is considered individually significant to the Company, the following information is provided:

- The EIN/Plan Number column provides the Employee Identification Number ("EIN") and the three-digit plan number assigned to a plan by the Internal Revenue Service.

- The most recent Pension Protection Act ("PPA") zone status available for fiscal years 2022 and 2021 is for the plan years beginning in 2021 and 2020, respectively. The zone status is based on information provided to participating employers by each plan and is certified by the plan's actuary. A plan in the red zone has been determined to be in critical status, or critical and declining status, based on criteria established under the Internal Revenue Code (the "Code"), and is generally less than 65% funded. Plans are generally considered "critical and declining" if they are projected to become insolvent within 20 years. A plan in the yellow zone has been determined to be in endangered status, based on criteria established under the Code, and is generally less than 80% but more than 65% funded. A plan in the green zone has been determined to be neither in critical status nor in endangered status, and is generally at least 80% funded.

- The FIP/RP Status Pending/Implemented column indicates plans for which a financial improvement plan ("FIP") or a rehabilitation plan ("RP") is either pending or has been implemented. In addition to regular plan contributions, participating employers may be subject to a surcharge if the plan is in the red zone.

- The Surcharge Imposed column indicates whether a surcharge has been imposed on participating employers contributing to the plan.

- The Expiration Dates column indicates the expiration dates of the CBAs to which the plans are subject.

Pension Fund	EIN/ Plan Number	PPA Zone Status		FIP/RP Status Pending/ Implemented	Surcharge Imposed	Expiration Dates
		2022	2021			
Minneapolis Food Distributing Industry Pension Plan	41-6047047/001	Green	Green	N/A	No	04/05/2025
Teamster Pension Trust Fund of Philadelphia and Vicinity	23-1511735/001	Green	Yellow	Implemented	No	02/13/2026
Local 703 I.B. of T. Grocery and Food Employees' Pension Plan	36-6491473/001	Green	Green	N/A	No	06/30/2026
United Teamsters Trust Fund A	13-5660513/001	Yellow	Yellow	Implemented	No	05/01/2027
Warehouse Employees Local 169 and Employers Joint Pension Fund	23-6230368/001	Red	Red	Implemented	No	02/13/2026
UFCW National Pension Fund	51-6055922 / 001	Green	Green	N/A	No	04/03/2024

The following table provides information about the Company's contributions to its multiemployer pension plans. For plans that are not individually significant to the Company, the total amount of the Company's contributions is aggregated.

	Contributions[1][2]			Contributions That Exceed 5% of Total Plan Contributions[3]	
	2022	2021	2020	2021	2020
Pension Fund					
Minneapolis Food Distributing Industry Pension Plan	$ 6	$ 5	$ 5	Yes	Yes
Teamster Pension Trust Fund of Philadelphia and Vicinity	5	4	4	No	No
Local 703 I.B. of T. Grocery and Food Employees' Pension Plan	3	4	2	Yes	Yes
United Teamsters Trust Fund A	1	1	1	Yes	Yes
Warehouse Employees Local 169 and Employers Joint Pension Fund	1	1	1	Yes	Yes
UFCW National Pension Fund	—	1	1	No	No
Other funds	31	27	30	—	—
	$ 47	$ 43	$ 44		

(1) Contributions made to these plans during the Company's fiscal year, which may not coincide with the plans' respective fiscal years.
(2) Contributions do not include payments related to multiemployer pension plan withdrawals/settlements.
(3) Indicates whether the Company was listed in the respective multiemployer pension plan Form 5500 for the applicable plan year as having made more than 5% of total contributions to the plan.

If the Company elects to voluntarily withdraw from a multiemployer pension plan, it may be responsible for its proportionate share of the respective plan's unfunded vested liability. Based on the latest information available from plan administrators, the Company estimates its aggregate withdrawal liability from the multiemployer pension plans in which it participates to be approximately $119 million as of December 31, 2022. Actual withdrawal liabilities incurred by the Company, if it were to withdraw from one or more plans, could be materially different from the estimates noted here, based on better or more timely information from plan administrators or other changes affecting the respective plans' funded status.

19. EARNINGS PER SHARE

The Company computes EPS in accordance with ASC 260, *Earnings per Share*. Basic EPS is computed by dividing net income (loss) available to common shareholders by the weighted-average number of shares of common stock outstanding.

Diluted EPS is computed using the weighted average number of shares of common stock, plus the effect of potentially dilutive securities. The Company applies the treasury method to calculate the dilution impact of share-based awards—stock options, non-vested restricted shares with forfeitable dividend rights, restricted stock units, and employee stock purchase plan deferrals. The Company applies the if-converted method to calculate the dilution impact of the Series A Preferred Stock, if dilutive in the period. For fiscal years 2022, 2021 and 2020, share-based awards representing 2 million, 2 million and 9 million underlying common shares, respectively, were not included in the computation because the effect would have been anti-dilutive. For fiscal years 2022, 2021, and 2020, Series A Preferred Stock representing 25 million, 25 million and 15 million of underlying common shares, respectively, were not included in the computation because the effect would have been anti-dilutive.

The following table sets forth the computation of basic and diluted EPS:

	2022	2021	2020
Numerator:			
Net income (loss)	$ 265	$ 164	$ (226)
Less: Series A Preferred Stock dividends [1]	(37)	(43)	(28)
Net income (loss) available to common shareholders	$ 228	$ 121	$ (254)
Denominator:			
Weighted-average common shares outstanding	224	222	220
Effect of dilutive share-based awards	2	3	—
Effect of dilutive underlying shares of the Series A Preferred Stock [2]	—	—	—
Weighted-average dilutive shares outstanding	226	225	220
Net income (loss) per share:			
Basic	$ 1.02	$ 0.55	$ (1.15)
Diluted	$ 1.01	$ 0.54	$ (1.15)

(1) As discussed in Note 14 Convertible Preferred Stock, Series A Preferred Stock dividends for fiscal year 2020 and the first quarter of 2021 were paid-in-kind in the form of shares of Series A Preferred Stock. Series A Preferred Stock dividends for the remaining quarters of fiscal year 2021 and 2022 were paid in cash.

(2) The Company applies the if-converted method to calculate the dilution impact of the Series A Preferred Stock, if dilutive in the period. Under the if-converted method, the Series A Preferred Stock are converted to common shares for inclusion in the calculation of the weighted-average common shares outstanding—diluted. Once converted, there would be no Series A Preferred Stock outstanding and therefore no Series A convertible preferred stock dividend.

20. CHANGES IN ACCUMULATED OTHER COMPREHENSIVE LOSS

The following table presents changes in accumulated other comprehensive loss, by component, for the last three fiscal years:

	2022	2021	2020
Accumulated other comprehensive loss components			
Retirement benefit obligations:			
Balance as of beginning of year [1]	$ (19)	$ (29)	$ (52)
Other comprehensive (loss) income before reclassifications	(73)	14	29
Reclassification adjustments:			
Amortization of net loss [2][3]	—	—	1
Settlements [2][3]	—	—	—
Total before income tax	(73)	14	30
Income tax provision	(19)	4	7
Current year comprehensive income, net of tax	(54)	10	23
Balance as of end of year [1]	$ (73)	$ (19)	$ (29)
Interest rate swaps:			
Balance as of beginning of year [1]	$ —	$ (5)	$ (2)
Change in fair value of interest rate swaps	—	1	(11)
Amounts reclassified to interest expense	—	5	6
Total before income tax	—	6	(5)
Income tax provision (benefit)	—	1	(2)
Current year comprehensive income (loss), net of tax	—	5	(3)
Balance as of end of year [1]	$ —	$ —	$ (5)
Accumulated other comprehensive loss as of end of year[1]	$ (73)	$ (19)	$ (34)

(1) Amounts are presented net of tax.
(2) Included in the computation of net periodic benefit costs. See Note 18, Retirement Plans, for additional information.
(3) Included in other income—net in the Company's Consolidated Statements of Comprehensive Income.

21. INCOME TAXES

The income tax provision (benefit) for the fiscal years 2022, 2021 and 2020 consisted of the following:

	2022	2021	2020
Current:			
Federal	$ 69	$ 11	$ (20)
State	10	1	3
Current income tax provision (benefit)	79	12	(17)
Deferred:			
Federal	3	31	(39)
State	14	7	(12)
Deferred income tax provision (benefit)	17	38	(51)
Total income tax provision (benefit)	$ 96	$ 50	$ (68)

The Company's effective income tax rates for the fiscal years ended December 31, 2022, January 1, 2022 and January 2, 2021 were 27%, 23% and 23%, respectively. The determination of the Company's overall effective income tax rate requires the use of estimates. The effective income tax rate reflects the income earned and taxed in U.S. federal and various state jurisdictions based on enacted tax law, permanent differences between book and tax items, tax credits and the Company's change in relative income in each jurisdiction. Changes in tax laws and rates may affect recorded deferred tax assets and liabilities and the Company's effective income tax rate in the future.

The reconciliation of the provision (benefit) for income taxes at the U.S. federal statutory income tax rate of 21% to the Company's income tax provision (benefit) for the fiscal years 2022, 2021, and 2020 is shown below:

	2022	2021	2020
Federal income taxes computed at statutory rate	$ 76	$ 45	$ (62)
State income taxes, net of federal income tax benefit	21	10	(10)
Share-based compensation	(3)	(5)	1
Non-deductible expenses	7	5	7
Change in the valuation allowance for deferred tax assets	(12)	(7)	(1)
Net operating loss expirations	9	5	3
Tax credits	(1)	(1)	(3)
Change in unrecognized tax benefits	(1)	(2)	(3)
Total income tax provision (benefit)	$ 96	$ 50	$ (68)

Temporary differences and carryforwards that created significant deferred tax assets and liabilities were as follows:

	December 31, 2022	January 1, 2022
Deferred tax assets:		
Operating lease liabilities	$ 70	$ 70
Workers' compensation, general and fleet liabilities	43	45
Financing lease and other long term liabilities	80	71
Net operating loss carryforwards	48	68
Other deferred tax assets	114	97
Total gross deferred tax assets	355	351
Less valuation allowance	(16)	(28)
Total net deferred tax assets	339	323
Deferred tax liabilities:		
Property and equipment	(166)	(195)
Operating lease assets	(66)	(68)
Inventories	(40)	(40)
Intangibles	(304)	(290)
Financing lease and other long term liabilities	(45)	—
Other deferred tax liabilities	(16)	(29)
Total deferred tax liabilities	(637)	(622)
Net deferred tax liability	$ (298)	$ (299)

The net deferred tax liabilities presented in the Company's Consolidated Balance Sheets were as follows:

	December 31, 2022	January 1, 2022
Noncurrent deferred tax assets	$ —	$ 8
Noncurrent deferred tax liability	(298)	(307)
Net deferred tax liability	$ (298)	$ (299)

The Company had tax affected state net operating loss carryforwards of $48 million as of December 31, 2022. The Company's net operating loss carryforwards expire as follows:

		State
2023-2027	$	17
2028-2032		10
2033-2037		7
2038-2042		11
Indefinite		3
	$	48

The Company also has state credit carryforwards of $16 million.

The U.S. federal and state net operating loss carryforwards in the income tax returns filed included unrecognized tax benefits taken in prior years. The net operating losses for which a deferred tax asset is recognized for financial statement purposes in accordance with ASC 740, *Income Taxes,* are presented net of these unrecognized tax benefits.

Because of the change of ownership provisions of the Tax Reform Act of 1986, use of a portion of the Company's domestic net operating losses and tax credit carryforwards may be limited in future periods. Further, a portion of the carryforwards may expire before being applied to reduce future income tax liabilities.

The Company maintained a valuation allowance on certain state net operating loss and tax credit carryforwards expected to expire unutilized as a result of insufficient forecasted taxable income in the carryforward period or the utilization of which is subject to limitation.

A summary of the activity in the valuation allowance for the fiscal years 2022, 2021 and 2020 is as follows:

	2022	2021	2020
Balance as of beginning of year	$ 28	$ 35	36
(Benefit) expense recognized	(12)	(7)	(1)
Balance as of end of year	$ 16	$ 28	$ 35

The calculation of the Company's tax liabilities involves uncertainties in the application of complex tax laws and regulations in U.S. federal and state jurisdictions. The Company (1) records unrecognized tax benefits as liabilities in accordance with ASC 740, *Income Taxes* and (2) adjusts these liabilities when the Company's judgment changes because of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the current estimate of liabilities for unrecognized tax benefits. These differences will be reflected as increases or decreases to income tax expense in the period in which new information is available. The Company recognizes an uncertain tax position when it is more likely than not that the position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits.

Reconciliation of the beginning and ending amount of unrecognized tax benefits as of fiscal years 2022, 2021, and 2020 was as follows:

Balance at December 28, 2019	$	39
Gross increases due to positions taken in prior years		3
Decreases due to lapses of statute of limitations		(1)
Decreases due to changes in tax rates		(5)
Positions assumed in business acquisition		3
Balance at January 2, 2021		39
Gross increases due to positions taken in prior years		5
Gross decreases due to positions taken in prior years		(2)
Decreases due to lapses of statute of limitations		(5)
Decreases due to settlements with taxing authorities		(5)
Balance at January 1, 2022		32
Decreases due to lapses of statute of limitations		(2)
Balance at December 31, 2022	$	30

The Company estimates it is reasonably possible that the liability for unrecognized tax benefits will decrease by up to $15 million in the next 12 months as a result of the completion of various tax audits currently in process and the expiration of the statute of limitations in several jurisdictions.

Included in the balance of unrecognized tax benefits as of the end of fiscal years 2022, 2021 and 2020 was $27 million, $28 million and $34 million, respectively, of tax benefits that, if recognized, would affect the effective income tax rate. The Company recognizes interest related to unrecognized tax benefits in interest expense and penalties in operating expenses. The Company had accrued interest and penalties of approximately $8 million and $7 million as of December 31, 2022 and January 1, 2022, respectively.

The Company files U.S. federal and state income tax returns in jurisdictions with varying statutes of limitations. Our 2007 through 2021 U.S. federal income tax years, and various state income tax years from 2000 through 2021, remain subject to income tax examinations by the relevant taxing authorities. Prior to 2007, the Company was owned by Royal Ahold N.V. ("Ahold"). Ahold indemnified the Company for 2007 pre-closing consolidated U.S. federal and certain combined state income taxes, and the Company is responsible for all other taxes, interest and penalties.

22. COMMITMENTS AND CONTINGENCIES

Purchase Commitments—The Company enters into purchase orders with vendors and other parties in the ordinary course of business and has a limited number of purchase contracts with certain vendors that require it to buy a predetermined volume of products. The Company had $1,077 million of purchase orders and purchase contract commitments as of December 31, 2022 to be purchased in fiscal year 2023 and $38 million of information technology commitments through September 2025 that are not recorded in the Company's Consolidated Balance Sheets.

To minimize fuel price risk, the Company enters into forward purchase commitments for a portion of its projected diesel fuel requirements. The Company had diesel fuel forward purchase commitments totaling $41 million through December 2023, as of December 31, 2022. Additionally, the Company had electricity forward purchase commitments totaling $8 million through June 2024, as of December 31, 2022. The Company does not measure its forward purchase commitments for fuel and electricity at fair value, as the amounts under contract meet the physical delivery criteria in the normal purchase exception.

Legal Proceedings—The Company is subject to a number of legal proceedings arising in the normal course of business. These legal proceedings, whether pending, threatened or unasserted, if decided adversely to or settled by the Company, may result in liabilities material to its financial position, results of operations, or cash flows. The Company has recognized provisions with respect to the proceedings, where appropriate, in its Consolidated Balance Sheets. It is possible that the Company could settle one or more of these proceedings or could be required to make expenditures, in excess of the established provisions, in amounts that cannot be reasonably estimated. However, the Company, at present, believes that the ultimate outcome of these proceedings will not have a material adverse effect on its consolidated financial position, results of operations or cash flows.

23. US FOODS HOLDING CORP. CONDENSED FINANCIAL INFORMATION

These condensed parent company financial statements should be read in conjunction with the Company's consolidated financial statements. Under terms of the agreements governing its indebtedness, the net assets of USF are restricted from being transferred to US Foods in the form of loans, advances or dividends with the exception of income tax payments, share-based compensation settlements and minor administrative costs. USF had $1.6 billion of restricted payment capacity under these covenants, and approximately $2.9 billion of its net assets were restricted after taking into consideration the net deferred tax assets and intercompany balances that eliminate in consolidation, as of December 31, 2022. See Note 16, Share-Based Compensation, Common Stock Issuances and Common Stock, for a discussion of the Company's equity-related transactions. In the condensed parent company financial statements below, the investment in the operating subsidiary, USF, is accounted for using the equity method.

<p style="text-align:center">Condensed Parent Company Balance Sheets
(In millions, except par value)</p>

	December 31, 2022		January 1, 2022	
ASSETS				
Investment in subsidiary		4,492	$	4,266
Other assets		4		4
Total assets	$	4,496	$	4,270
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY				
Deferred tax liabilities	$	1	$	1
Total liabilities		1		1
Commitments and Contingencies (Note 22)				
Mezzanine equity:				
Series A convertible preferred stock, $0.01 par value—25 shares authorized; 0.5 issued and outstanding as of December 31, 2022 and January 1, 2022		534		534
Shareholders' Equity				
Common stock, $0.01 par value—600 shares authorized; 225 and 223 issued and outstanding as of December 31, 2022 and January 1, 2022		2		2
Additional paid-in capital		3,036		2,970
Retained earnings		1,010		782
Accumulated other comprehensive loss		(73)		(19)
Treasury Stock, .5 and 0 shares, respectively		(14)		—
Total shareholders' equity		3,961		3,735
Total liabilities, mezzanine equity and shareholders' equity	$	4,496	$	4,270

<p style="text-align:center">Condensed Parent Company Statements of Comprehensive Income</p>

	Fiscal Years Ended					
	December 31, 2022		January 1, 2022		January 2, 2021	
Income before income taxes	$	—	$	—	$	—
Income tax benefit		—		(4)		(5)
Income before equity in net earnings of subsidiary		—		4		5
Equity in net earnings of subsidiary		265		160		(231)
Net income (loss)		265		164		(226)
Other comprehensive income—net of tax:						
Changes in retirement benefit obligations		(54)		10		23
Unrecognized gain (loss) on interest rate swaps		—		5		(3)
Comprehensive income (loss)	$	211	$	179	$	(206)
Net income (loss)	$	265	$	164	$	(226)
Series A convertible preferred stock dividends		(37)		(43)		(28)
Net income (loss) available to common shareholders	$	228	$	121	$	(254)

Condensed Parent Company Statements of Cash Flows

	Fiscal Years Ended		
	December 31, 2022	January 1, 2022	January 2, 2021
Cash flows from operating activities:			
Net income (loss)	$ 265	$ 164	$ (226)
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in net earnings of subsidiary	(265)	(160)	231
Changes in operating assets and liabilities:			
Increase in other assets	—	(4)	—
Decrease in accrued expenses and other liabilities	—	—	(5)
Net cash used in operating activities	—	—	—
Cash flows from investing activities:			
Investment in subsidiary	51	28	(491)
Net cash provided by (used in) investing activities	51	28	(491)
Cash flows from financing activities:			
Net proceeds from issuance of Series A convertible preferred stock	—	—	491
Dividends paid on Series A convertible preferred stock	(37)	(28)	—
Repurchase of common stock	(14)	—	—
Net cash (used in) provided by financing activities	(51)	(28)	491
Net increase in cash, cash equivalents and restricted cash	—	—	—
Cash, cash equivalents and restricted cash—beginning of year	—	—	—
Cash, cash equivalents and restricted cash—end of year	$ —	$ —	$ —

24. BUSINESS INFORMATION

The Company's consolidated results represent the results of its one business segment based on how the Company's chief operating decision maker, the Chief Executive Officer, views the business for purposes of evaluating performance and making operating decisions.

The Company markets, sells, and distributes fresh, frozen and dry food and non-food products to foodservice customers throughout the U.S. The Company uses a centralized management structure, and its strategies and initiatives are implemented and executed consistently across the organization to maximize value to the organization as a whole. The Company uses shared resources for sales, procurement, and general and administrative activities across each of its distribution facilities and operations. The Company's distribution facilities form a single network to reach its customers; it is common for a single customer to make purchases from several different distribution facilities. Capital projects, whether for cost savings or generating incremental revenue, are evaluated based on estimated economic returns to the organization as a whole.

No single customer accounted for more than 3% of the Company's consolidated net sales in fiscal year 2022, 2% of the Company's consolidated net sales for fiscal years 2021, and 3% of the Company's consolidated net sales in fiscal year 2020. However, customers who are members of one group purchasing organization accounted, in the aggregate, for approximately 12% of the Company's consolidated net sales in fiscal year 2022, 11% of the Company's consolidated net sales for fiscal year 2021 and 13% of the Company's consolidated net sales for fiscal years 2020.

25. SUBSEQUENT EVENTS

Share Repurchase Program - For the month ended January 31, 2023, the Company repurchased 460,060 shares at an aggregate purchase price of approximately $17 million under the program. At January 31, 2023, there was approximately $469 million in remaining funds authorized under this program.

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A.   Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of December 31, 2022, the end of the period covered by this Annual Report, an evaluation was carried out under the supervision and with the participation of US Foods Holding Corp.'s management, including our Chief Executive Officer and our Chief Financial Officer, of our "disclosure controls and procedures" (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports we file with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that information required to be disclosed is accumulated and communicated to the Company's management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Report of Management on Internal Control over Financial Reporting dated February 16, 2023

Management of US Foods Holding Corp. and its subsidiaries (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the U.S. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's financial statements.

Internal control over financial reporting includes the controls themselves, monitoring and internal auditing practices, and actions taken to correct deficiencies as identified. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2022. Management based this assessment on criteria for effective internal control over financial reporting described in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included an evaluation of the design of the Company's internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of the Company's Board of Directors.

Based on this assessment, management determined that, as of December 31, 2022, the Company maintained effective internal control over financial reporting. Deloitte & Touche LLP, an independent registered public accounting firm, which audited and reported on the consolidated financial statements of the Company included in this report, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2022.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the fiscal quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of US Foods Holding Corp.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of US Foods Holding Corp. and subsidiaries (the "Company") as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022, of the Company and our report dated February 16, 2023, expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting dated February 16, 2023. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
February 16, 2023

Item 9B.   Other Information

None.

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 10.   Directors, Executive Officers and Corporate Governance

The information required by this item with respect to members of the Board of Directors and with respect to the Audit Committee will be included in our definitive proxy statement for our 2023 Annual Meeting of Stockholders (our "2023 Proxy Statement") under the captions "Election of Directors" and "Corporate Governance-Meetings of the Board and its Committees-Audit Committee" and is incorporated herein by reference. The information required by this item with respect to our Code of Conduct will be included in our 2023 Proxy Statement under the caption "Corporate Governance-Corporate Governance Materials" and is incorporated herein by reference. See Item 1 of Part I, "Business-Information about our Executive Officers" for the information required by this item with respect to our executive officers.

Item 11.   Executive Compensation

The information required by this item will be included in our 2023 Proxy Statement under the captions "Compensation Discussion and Analysis," "Compensation and Human Capital Committee Report," "Executive Compensation," and "Director Compensation" and is incorporated herein by reference, provided that the Compensation and Human Capital Committee Report shall not be deemed to be "filed" with this Annual Report.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item with respect to security ownership of certain beneficial owners and management will be included in our 2023 Proxy Statement under the caption "Security Ownership of Certain Beneficial Owners, Directors, and Officers" and is incorporated herein by reference.

The information required by this item with respect to securities authorized for issuance under equity compensation plans is presented below.

Equity Compensation Plan Information

The following table sets forth certain information regarding the Company's equity compensation plans as of December 31, 2022:

Plan Category	Number of shares to be issued upon exercise of outstanding options, restricted warrants and rights[1]	Weighted-average exercise price of shares underlying outstanding options, warrants and rights[2]	Number of shares remaining available for future issuance under equity compensation plans (excluding shares reflected in column (a))[3]
Equity compensation plans approved by stockholders	6,610,967	24.32	7,964,054
Equity compensation plans not approved by stockholders	—	—	—
Total	6,610,967	24.32	7,964,054

(1) This number consists of 203,516 shares subject to outstanding awards granted under the 2007 Stock Incentive Plan for Key Employees of USF Holding Corp. and its Affiliates, 1,445,181 shares subject to outstanding awards under the 2016 US Foods Holding Corp. Omnibus Incentive Plan, and 4,962,270 shares subject to outstanding awards under the US Foods Holding Corp. 2019 Long-Term Incentive Plan (the "2019 Plan").

(2) This weighted-average exercise price is calculated based on the exercise prices of outstanding Options and does not reflect the shares that will be issued upon the vesting of outstanding RSUs, which have no exercise price.

(3) This number consists of 7,553,004 shares available for issuance under the 2019 Plan, and 411,050 shares reserved for issuance under the employee stock purchase plan.

Item 13.   Certain Relationships and Related Transactions, and Director Independence

The information required by this item will be included in our 2023 Proxy Statement under the captions "Election of Directors," "Corporate Governance" and "Related Party Transactions" and is incorporated herein by reference.

Item 14.   Principal Accounting Fees and Services

The information required by this item will be included in our 2023 Proxy Statement under the caption "Ratification of Appointment of Independent Registered Public Accounting Firm" and is incorporated herein by reference.

Part IV

Item 15.   Exhibits and Financial Statement Schedules

(a) *1.   Financial Statements:*

The following financial statements of US Foods Holding Corp. and subsidiaries are included in Item 8:

2.   *Financial Statement Schedules*

Schedules have been omitted because they are inapplicable, not required, or the information is included elsewhere in the financial statements or notes thereto.

3.   *Exhibits*

The following exhibits are filed as part of this Annual Report or are incorporated by reference.

Exhibit No.	Description
3.1	Restated Certificate of Incorporation of US Foods Holding Corp., effective as of May 1, 2019 (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC on May 2, 2019).
3.2	Amended and Restated Bylaws of US Foods Holding Corp., effective as of November 2, 2022 (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC on November 7, 2022).
3.3	Certificate of Designations Designating the Series A Convertible Preferred Stock, Par Value $0.01, of US Foods Holding Corp. (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC on May 6, 2020).
4.1	Indenture, dated as of June 27, 2016, by and among US Foods, Inc., the Subsidiary Guarantors thereunder and Wilmington Trust, National Association (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC on June 28, 2016).
4.2	First Supplemental Indenture, dated as of June 27, 2016, by and among US Foods, Inc., the Subsidiary Guarantors under the Indenture and Wilmington Trust, National Association (incorporated herein by reference to Exhibit 4.2 to the Current Report on Form 8-K filed with the SEC on June 28, 2016).
4.3	Form of 5.875% Senior Note due 2024 (incorporated herein by reference to Exhibit 4.3 to the Current Report on Form 8-K filed with the SEC on June 28, 2016 (included in the indenture filed as Exhibit 4.1 thereto)).
4.4	Indenture, dated as of April 28, 2020, by and among US Foods, Inc., the subsidiary guarantors from time to time party thereto and Wilmington Trust, National Association, as trustee and as collateral agent (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC on April 29, 2020).
4.5	Notes Collateral Agreement, dated as of April 28, 2020, by and among US Foods, Inc., the subsidiary grantors party thereto and Wilmington Trust, National Association, as collateral agent (incorporated herein by reference to Exhibit 4.2 to the Current Report on Form 8-K filed with the SEC on April 29, 2020).
4.6	Form of 6.25% Senior Secured Notes due 2025 (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC on April 29, 2020 (included in the indenture filed as Exhibit 4.1 thereto)).
4.7	Indenture, dated as of February 4, 2021, by and among US Foods, Inc., the subsidiary guarantors from time to time party thereto and Wilmington Trust, National Association, as trustee and as collateral agent (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC on February 4, 2021).

Exhibit No.	Description
4.8	Form of 4.75% Senior Secured Notes due 2029 (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC on February 4, 2021 (included in the indenture filed as Exhibit 4.1 thereto)).
4.9	Indenture, dated as of November 22, 2021 by and among US Foods, Inc., the subsidiary guarantors from time to time party thereto and Wilmington Trust, National Association, as trustee and as collateral agent (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC on November 24, 2021).
4.10	Form of 4.625% Senior Secured Notes due 2030 (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC on November 24, 2021 (included in the indenture filed as Exhibit 4.1 thereto)).
4.11	Description of Securities of US Foods Holding Corp. (incorporated herein by reference to Exhibit 4.7 to the Annual Report on Form 10-K filed with the SEC on February 16, 2021).
10.1.1	ABL Credit Agreement, dated as of May 31, 2019, by and among US Foods, Inc., the other Borrowers party thereto, the Lenders and Issuing Lenders party thereto and Wells Fargo Bank, National Association (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on June 4, 2019).
10.1.2	Amendment No. 1 to the ABL Credit Agreement, dated as of August 7, 2019, by and among US Foods, Inc. and its subsidiaries party thereto and Wells Fargo Bank, National Association (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed with the SEC on November 5, 2019).
10.1.3	Additional Revolving Credit Amendment and Agreement, dated as of May 4, 2020, among US Foods, Inc., the other Borrowers party thereto, the Lenders party thereto and Wells Fargo Bank, National Association, as administrative agent and collateral agent (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC on May 6, 2020).
10.1.4	Amendment No. 3 dated as of December 7, 2022, among US Foods, Inc., the other Loan Parties party thereto, the Lenders and Issuing Lenders party thereto and Wells Fargo Bank, National Association, as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on December 13 2022).
10.2.1	Credit Agreement, dated as of May 11, 2011, by and among US Foods, Inc. (f/k/a/ U.S. Foodservice, Inc.), the Lenders party thereto and Citicorp North America, Inc. (incorporated herein by reference to Exhibit 10.28 to the Registration Statement on Form S-4 of US Foods, Inc. filed with the SEC on December 28, 2012).
10.2.2	First Amendment to the Credit Agreement, dated as of June 7, 2013, by and among US Foods, Inc., the other Loan Parties party thereto, Citicorp North America, Inc. and the Lenders and other financial institutions party thereto (incorporated herein by reference to Exhibit 10.28.2 to Amendment No. 1 to the Registration Statement on Form S-1 of US Foods, Inc. filed with the SEC on July 12, 2013).
10.2.3	Second Amendment to the Credit Agreement, dated as of June 27, 2016, by and among US Foods, Inc., the other Loan Parties party thereto, Citicorp North America, Inc. and the Lenders and other financial institutions party thereto (incorporated herein by reference to Exhibit 4.4 to the Current Report on Form 8-K filed with the SEC on June 28, 2016).
10.2.4	Third Amendment to the Credit Agreement, dated as of February 17, 2017, by and among US Foods, Inc., the other Loan Parties party thereto, Citicorp North America, Inc. and the Lenders and other financial institutions party thereto (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC on February 17, 2017).
10.2.5	Fourth Amendment to the Credit Agreement, dated as of November 30, 2017, by and among US Foods, Inc., the other Loan Parties party thereto, Citicorp North America, Inc. and the Lenders and other financial institutions party thereto (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC on December 6, 2017).
10.2.6	Fifth Amendment to the Credit Agreement, dated as of June 22, 2018, by and among US Foods, Inc., the other Loan Parties party thereto, Citicorp North America, Inc. and the Lenders and other financial institutions party thereto (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on June 25, 2018).
10.2.7	Sixth Amendment to the Credit Agreement, dated as of September 13, 2019, by and among US Foods, Inc., the other Loan Parties party thereto, Citicorp North America, Inc. and the Lenders party thereto (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on September 13, 2019).

Exhibit No.	Description
10.2.8	Seventh Amendment to the Credit Agreement, dated as of November 26, 2019, by and among US Foods, Inc., the other Loan Parties party thereto, Citicorp North America, Inc., Citibank, N.A. and the Lenders party thereto (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on November 27, 2019).
10.2.9	Eighth Amendment to the Credit Agreement, dated as of April 21, 2020, by and among US Foods, Inc., the other Loan Parties party thereto, Citicorp North America, Inc. and the lenders party thereto (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on April 29, 2020).
10.2.10	Ninth Amendment to the Credit Agreement, dated as of November 22, 2021, by and among US Foods, Inc., the other Loan Parties party thereto, Citicorp North America, Inc. and the lenders party thereto (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on November 24, 2021).
10.3	Investment Agreement, dated April 21, 2020, by and between US Foods Holding Corp. and KKR Fresh Aggregator L.P. (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on April 21, 2020).
10.4	Registration Rights Agreement, dated May 6, 2020, by and between US Foods Holding Corp. and KKR Fresh Aggregator L.P. (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on May 6, 2020).
10.5*	US Foods Holding Corp. Annual Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed with the SEC on May 7, 2019).
10.6*	2007 Stock Incentive Plan for Key Employees of USF Holding Corp. and its Affiliates (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of US Foods, Inc. filed with the SEC on May 31, 2013).
10.7*	Form of Stock Option Agreement under the 2007 Stock Incentive Plan for Key Employees of USF Holding Corp. and its Affiliates (incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K of US Foods, Inc. filed with the SEC on May 31, 2013).
10.8*	Form of Omnibus Amendment to Outstanding Stock Option Agreements under the 2007 Stock Incentive Plan for Key Employees of USF Holding Corp. and its Affiliates (incorporated herein by reference to Exhibit 10.55 to the Quarterly Report on Form 10-Q filed with the SEC on November 8, 2016).
10.9*	2016 US Foods Holding Corp. Omnibus Incentive Plan, including forms of award agreements (incorporated herein by reference to Exhibit 10.6 to the Current Report on Form 8-K filed with the SEC on June 1, 2016).
10.10*	US Foods Holding Corp. 2019 Long-Term Incentive Plan (incorporated herein by reference to Appendix B to the Definitive Proxy Statement filed with the SEC on March 20, 2019).
10.11*	Form of Performance-Based Restricted Stock Unit Grant Notice and Agreement under the US Foods Holding Corp. 2019 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed with the SEC on May 7, 2019).
10.12*	Form of Restricted Stock Unit Grant Notice and Agreement (for Time-Based Restricted Stock Units Awards Granted pre-March 2020) under the US Foods Holding Corp. 2019 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q filed with the SEC on May 7, 2019).
10.13*	Form of Option Grant Notice and Agreement (for Time-Based Non-Qualified Stock Option Awards Granted pre-March 2020) under the US Foods Holding Corp. 2019 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q filed with the SEC on May 7, 2019).
10.14*	Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement (for Time-Based Restricted Stock Unit Awards) under the US Foods Holding Corp. 2019 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed with the SEC on May 5, 2020).
10.15*	Form of Option Grant Notice and Option Agreement (for Time-Based Non-Qualified Stock Option Awards) under the US Foods Holding Corp. 2019 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed with the SEC on May 5, 2020).
10.16*	Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement (for Performance-Based Restricted Stock Unit Awards) under the US Foods Corp. 2019 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed with the SEC on May 10, 2021).

Exhibit No.	Description
10.17*	Form of Non-Employee Director Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement (Settlement upon Separation of Service) under the US Foods Holding Corp. 2019 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q filed with the SEC on August 4, 2020).
10.18*	Form of Non-Employee Director Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement (Settlement upon Vesting) under the US Foods Holding Corp. 2019 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.6 to the Quarterly Report on Form 10-Q filed with the SEC on August 4, 2020).
10.19*	US Foods Holding Corp. Amended and Restated Employee Stock Purchase Plan (incorporated herein by reference to Appendix B of the Definitive Proxy Statement filed with the SEC on March 16, 2018).
10.20*	Form of Director Indemnification Agreement by and between US Foods Holding Corp. and each of Pietro Satriano and John A. Lederer (incorporated herein by reference to Exhibit 10.4 to Amendment No. 5 to the Registration Statement on Form S-1 filed with the SEC on May 20, 2016).
10.21*	Offer Letter, dated as of July 13, 2015, by and between US Foods, Inc. and Pietro Satriano (incorporated herein by reference to Exhibit 10.56 to the Quarterly Report on Form 10-Q of US Foods, Inc. filed with the SEC on August 11, 2015).
10.22*	Offer Letter, dated as of January 27, 2017, by and between US Foods, Inc. and Dirk J. Locascio (incorporated herein by reference to Exhibit 10.53 to the Annual Report on Form 10-K filed with the SEC on February 28, 2017).
10.23*	Form of Amended and Restated Executive Severance Agreement by and between US Foods, Inc. and each of its executive officers (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on January 8, 2018).
10.24*	Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement (for 3-year Performance-Based Restricted Stock Unit Awards) under the US Foods Corp. 2019 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed with the SEC on May 12, 2022)
10.25	Cooperation Agreement, dated as of May 9, 2022, between US Holding Corp. and Sachem Head (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on May 10, 2022)
10.26*	Letter Agreement by and between US Holding Corp. and Andrew Iacobucci, dated May 9, 2022 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC on May 10, 2022).
10.27*	Letter Agreement by and between US Foods, Inc. and Dirk Locascio, dated June 19, 2022 (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed with the SEC on August 11, 2022).
10.28*	Form of Award Agreement Amendment Letter under the US Foods Corp. 2019 Long-Term Incentive Plan by and between US Holding Corp. and each of its executive officers (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q filed with the SEC on August 11, 2022).
10.29*	Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement (CEO Retention Awards) under the US Foods Corp. 2019 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q filed with the SEC on August 11, 2022).
10.30*	Offer Agreement by and between the Company and David Flitman, dated November 22, 2022 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on November 28, 2022)
10.31*	Form of Restricted Stock Unit Grant Notice and Agreement by and between the Company and David Flitman (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC on November 28, 2022)
10.32*	Form of Performance-Based Restricted Stock Unit Grant Notice and Agreement by and between the Company and David Flitman (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the SEC on November 28, 2022)
10.33*	Executive Severance Agreement by and between the Company and David Flitman (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed with the SEC on November 28, 2022)
21.1	List of Subsidiaries of US Foods Holding Corp.

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm.
31.1	Certification of the Chief Executive Officer, pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of the Chief Financial Officer, pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of the Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of the Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101	Interactive Data File.
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).

* Indicates a management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(b) of Form 10-K.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

US FOODS HOLDING CORP.
(Registrant)

By: /s/ DAVID E. FLITMAN

Name: David E. Flitman

Title: Chief Executive Officer (Principal Executive Officer)

Date: February 16, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ DAVID E. FLITMAN David E. Flitman	Chief Executive Officer and Director (Principal Executive Officer)	February 16, 2023
/s/ DIRK J. LOCASCIO Dirk J. Locascio	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 16, 2023
/s/ CHERYL A. BACHELDER Cheryl A. Bachelder	Director	February 16, 2023
/s/ JAMES J. BARBER, JR James J. Barber, JR	Director	February 16, 2023
/s/ COURT D. CARRUTHERS Court D. Carruthers	Director	February 16, 2023
/s/ ROBERT M. DUTKOWSKY Robert M. Dutkowsky	Director and Board Chair	February 16, 2023
/s/ SCOTT D. FERGUSON Scott D. Ferguson	Director	February 16, 2023
/s/ MARLA GOTTSCHALK Marla Gottschalk	Director	February 16, 2023
/s/ SUNIL GUPTA Sunil Gupta	Director	February 16, 2023
/s/ CARL ANDREW PFORZHEIMER Carl Andrew Pforzheimer	Director	February 16, 2023
/s/ QUENTIN ROACH Quentin Roach	Director	February 16, 2023
/s/ NATHANIEL H. TAYLOR Nathaniel H. Taylor	Director	February 16, 2023
/s/ DAVID M. TEHLE David M. Tehle	Director	February 16, 2023
/s/ DAVID A. TOY David A. Toy	Director	February 16, 2023
/s/ ANN E. ZIEGLER Ann E. Ziegler	Director	February 16, 2023

END OF FORM 10-K

US FOODS HOLDING CORP. NON-GAAP RECONCILIATION (UNAUDITED)

	For the year ended		
	Consolidated US Foods		
($ in millions, except share and per share data)	December 31, 2022	January 1, 2022	January 2, 2021[13]
Net income (loss) (GAAP)	$ 265	$ 164	$ (226)
Interest expense—net	255	213	238
Income tax provision (benefit)	96	50	(68)
Depreciation expense	327	323	343
Amortization expense	45	55	79
EBITDA (Non-GAAP)	988	805	366
Adjustments:			
Restructuring costs and asset impairment charges [1]	12	11	39
Share-based compensation expense [2]	45	48	40
LIFO reserve adjustments [3]	147	165	25
Loss on extinguishment of debt [4]	—	23	—
Business transformation costs [5]	52	22	22
COVID-19 bad debt (benefit) expense [6]	—	(15)	47
COVID-19 product donations and inventory adjustments [7]	—	—	50
COVID-19 other related expenses [8]	—	3	13
Business acquisition and integration related costs and other [9]	66	(5)	46
Adjusted EBITDA (Non-GAAP)	$ 1,310	$ 1,057	$ 648
Diluted EPS (GAAP)	$ 1.01	$ 0.54	
Restructuring costs and asset impairment charges [1]	0.05	0.04	
Share-based compensation expense [2]	0.18	0.19	
LIFO reserve adjustments [3]	0.59	0.66	
Loss on extinguishment of debt [4]	—	0.09	
Business transformation costs [5]	0.21	0.09	
COVID-19 bad debt benefit [6]	—	(0.06)	
COVID-19 other related expenses [8]	—	0.01	
Business acquisition and integration related costs and other [9]	0.26	(0.02)	
Income tax provision, as adjusted [10]	(0.16)	0.01	
Adjusted Diluted EPS (Non-GAAP) [11]	$ 2.14	$ 1.55	
Weighted-average diluted shares outstanding (Non-GAAP) [12]	251,231,662	249,886,068	

NM = Not Meaningful

[1] Consists primarily of the write-off of old leases ROU asset and lease liability of $9 million associated with entering into a new lease agreement for four distribution facilities for the 52 weeks ended December 31, 2022, non-CEO severance and related costs, and organizational realignment costs and other asset impairment charges.

[2] Share-based compensation expense for expected vesting of stock awards and employee stock purchase plan.

[3] Represents the impact of LIFO reserve adjustments.

[4] Includes early redemption premium and the write-off of certain pre-existing debt issuance costs.

[5] Consists primarily of costs related to significant process and systems redesign across multiple functions.

[6] Includes the changes in the reserve for doubtful accounts expense reflecting the collection risk associated with our customer base as a result of the COVID-19 pandemic.

[7] Includes COVID-19 related expenses related to inventory adjustments and product donations.

[8] Includes COVID-19 related costs that we are permitted to add back under certain agreements governing our indebtedness.

[9] Includes: (i) aggregate acquisition and integration related costs of $22 million for both fiscal years 2022 and 2021, and $45 million for fiscal year 2020; (ii) contested proxy and related legal and consulting costs of $21 million for fiscal year 2022; (iii) CEO severance of $5 million for fiscal year 2022; (iv) favorable legal settlement recoveries of $29 million for fiscal year 2021; and (v) other gains, losses or costs that we are permitted to add back for purposes of calculating Adjusted EBITDA under certain agreements governing our indebtedness.

[10] Represents our income tax provision (benefit) adjusted for the tax effect of pre-tax items excluded from Adjusted net income and the removal of applicable discrete tax items. Applicable discrete tax items include changes in tax laws or rates, changes related to prior year unrecognized tax benefits, discrete changes in valuation allowances, and excess tax benefits associated with share-based compensation. The tax effect of pre-tax items excluded from Adjusted net income is computed using a statutory tax rate after taking into account the impact of permanent differences and valuation allowances.

Adjusted Diluted EPS is calculated as Adjusted net income divided by weighted average diluted shares outstanding (Non-GAAP).

(12) For purposes of the Adjusted Diluted EPS calculation (Non-GAAP), when the Company has net income (GAAP), weighted average diluted shares outstanding (Non-GAAP) is used and assumes conversion of the Series A convertible preferred stock, and, when the Company has net loss (GAAP) and assumed conversion of the Series A convertible preferred stock would be antidilutive, weighted-average diluted shares outstanding (GAAP) is used.

(13) No reconciliations for Adjusted Diluted EPS are included for fiscal year 2020 because such numbers do not appear in this Proxy Statement.

Net Debt and Net Leverage Ratios

($ in millions, except ratios)	December 31, 2022	January 1, 2022
Total Debt (GAAP)	$4,854	$5,011
Cash, cash equivalents and restricted cash	($211)	($148)
Net Debt (Non-GAAP)	$4,643	$4,863
Adjusted EBITDA [1]	$1,310	$1,057
Net Leverage Ratio	3.5	4.6

(1) Trailing Twelve Months (TTM) Adjusted EBITDA

STOCKHOLDER INFORMATION

Company Headquarters
US Foods Holding Corp.
9399 West Higgins Road, Suite 100
Rosemont, IL 60018

Auditors
Deloitte & Touche, LLP
111 South Wacker Drive
Chicago, IL 60606

Common Stock Listing
The company's common stock is listed on the
New York Stock Exchange under the trading symbol USFD.

Transfer Agent and Registrar
Instructions and inquiries regarding transfers, certificates,
changes of title or address, consolidation of accounts and
elimination of multiple mailings should be directed to:

American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, NY 11219
US Foods Dedicated Line: (888) 490-1312

Investor Inquiries
(847) 720-2815
ir@usfoods.com

US Foods' Annual Reports to Shareholders, Annual Reports
on Form 10-K, Quarterly Reports on Form 10-Q, proxy
statements and other filings with the Securities and Exchange
Commission, as well as news releases, can be accessed free
of charge on the company's website at https://ir.usfoods.com
or by visiting the SEC's website at www.sec.gov.

EXECUTIVE LEADERSHIP TEAM

David E. Flitman
Chief Executive Officer

Dirk J. Locascio
Executive Vice President
Chief Financial Officer

Guy Babbitt
Senior Vice President
Shared Business Services

Steven M. Guberman
Executive Vice President
Nationally Managed Business

William S. Hancock
Executive Vice President
Chief Supply Chain Officer

Andrew E. Iacobucci
Executive Vice President
Chief Transition Officer

Andrew Johnstone
Interim General Counsel

Jay A. Kvasnicka
Executive Vice President
Field Operations

David A. Rickard
Executive Vice President
Strategy and Revenue
Management

John A. Tonnison
Executive Vice President
Chief Information and
Digital Officer

David Works
Executive Vice President
Chief Human Resources Officer

BOARD OF DIRECTORS

Robert M. Dutkowsky
Board Chair
Former Executive Chairman
Tech Data Corporation

Cheryl A. Bachelder
Former Chief Executive Officer
Popeyes Louisiana Kitchen, Inc.

James J. Barber, Jr.
Former Chief Operating Officer
United Parcel Service, Inc.

Court D. Carruthers
President and
Chief Executive Officer
TricorBraun, Inc.

Scott D. Ferguson
Founder and Managing Partner
Sachem Head Capital Management LP

David E. Flitman
Chief Executive Officer
US Foods Holding Corp.

Marla Gottschalk
Former Chief Executive Officer
The Pampered Chef, Ltd.

Sunil Gupta
Edward W. Carter Professor
of Business Administration
Harvard Business School

Carl Andrew "Andy" Pforzheimer
Co-Chief Executive Officer
Tastemaker Acquisition Corporation

Quentin Roach
Former Senior Vice President
and Chief Procurement Officer
Mondelēz International, Inc.

Nathaniel H. Taylor
Co-Head of Global Private Equity
KKR & Co.

David M. Tehle
Former Executive Vice President
and Chief Financial Officer
Dollar General Corporation

David A. Toy
Former Chief Executive Officer
Heartisan Foods Inc.

Ann E. Ziegler
Former Senior Vice President
and Chief Financial Officer
CDW Corporation



US.
FOODS®

9399 West Higgins Road, Suite 100
Rosemont, Illinois 60018

usfoods.com